Form 10KSB40, Exhibit 13
period 1997-04-30
WELLINGTON HALL LTD
filed 1997-08-18
CIK 105567

                                     EXHIBIT
                                       13





                                      1997



                                  ANNUAL REPORT








                            WELLINGTON HALL, LIMITED

                            Lexington, North Carolina

TO THE SHAREHOLDERS OF WELLINGTON HALL, LIMITED

         Fiscal year 1997 began with what seemed an opportunity for an improved year after we established certain new marketing programs that demonstrated some success and produced some significant new distribution at the April 1996 furniture market held just prior to beginning the year. These successes continued into the fall and did reflect positively in the operating results for the first half of the year when the company reported a modest profit of about $36,000 at the second quarter's end on October 31 1996. Also during this period, the company strengthened its management and marketing efforts with the addition of a Vice-President to direct all marketing functions such that we could be more focused in the pursuit of restoring both foreign and domestic sales to profitable levels. However, the second half of the year, particularly the early part of the fourth quarter, saw orders again go into decline when the furniture economy seemed to have taken a further down turn and many of the programs started in 1996 stalled or failed to produce the anticipated results.

         Because of the slow rate of incoming orders, in combination with the high levels of inventory available to service those orders, Lexington or domestic production operations had to be severely curtailed particularly during the fourth quarter that resulted in inefficiencies, unabsorbed labor and overhead cost, and significant losses for the year. To further complicate matters, foreign operations were also interrupted in the fourth quarter because of maintenance requirement to the wood drying processes that effectively depleted the necessary level of in process inventories to sustain operations. For the fiscal year then, the losses amounted to about $507,000 versus a profit the previous year of about $73,000.

         Again this year, the April High Point market was encouraging and for that month, including sales for both foreign and domestic products, the company recorded almost $900,000 in new orders. Practically all of these orders were for the Company's regular line products directed at the residential trade and normally sold at retail. Also included in these results were sales from a product line, new to the Company as of April, of country French and English designs of occasional and dinning items which the Company has designated as its Woodward Collection. The Company obtained this line when it acquired the assets of the Woodward Company which consisted of a limited amount of inventory. The primarily motivation for the Company's action in this regard was the existence of a developed product line which is deemed to be very compatible with the more casual taste of today's consumer, its compatibility with the Company's marketing niche and it's compatibility with domestic production capabilities.

         To restore volume for foreign operations, significant efforts are continuing to be expended to improve the sales of its residential products normally sold through retailers but the most immediate solution and the progress made to date has been made in OEM sales, that is, product sold to other U.S. furniture manufacturers. This category of sales increased in fiscal 1997 and are expect to continue upward during fiscal 1998. However, to be as profitable as needed, the continued expansion of the customer base for OEM sales will likely be necessary since the entire industry has been effected by the slow down in the furniture segment of the economy and it is uncertain that growth will be adequate from the existing customer base.

         To raise the level of production and sales volume necessary to restoring profitability to domestic operations will be a real challenge with losses now having been recorded for each of the last three fiscal years. The best opportunity here will likely be the success realized from the new Woodward Collection discussed above. The response to date has been moderately encouraging but to establish an immanent turn around, a major account that can produce significant volume will have to commit to the line. Such an account has shown interest and is currently evaluating the product for their retail outlets but nothing currently know gives reason to predict that an accommodating order or commitment is forthcoming.

         The Company finances, primarily because of the operating loss reported and the level of debt service, required a great deal of attention during fiscal 1997. First the company re-negotiated the interest and payment terms with the Overseas Private Investment Corporation on its outstanding loan, negotiate a private placement of the Company's stock thus adding $300,000 in equity, negotiated and expanded the Company's Line of Credit with Lexington State Bank, and prepared and filed a Registration Statement with the Securities and Exchange Commission such that additional equity could have been raised to primarily reduce the company indebtedness. All of these situations are further discussed later in this report.

         The company's financial position remains tight and requires the careful orchestration of available resources to remain viable. Most of the losses for fiscal 1997 were, however, covered by reductions in inventory and non-cash expenses at least to the degree that the impact on operating funds was somewhat diminished.

         As we start another year revenues for the first quarter of fiscal 1998 are expected to increase significantly because of OEM sales. Profits will likely be recorded for foreign operations but will be more than offset by continued losses from domestic operations since curtailed production levels in the Lexington plant will continue until at least the second quarter when the Woodward Collection is scheduled to be produced which could favorably influence volume during that period. How the second quarter and beyond will fair will most likely depend on sustaining OEM sales, for foreign operations, and on continued and growing acceptance of the Woodward collection for domestic operations.






Sincerely,



Hoyt Hackney, Jr.
President












Upon written request directed to the Secretary of the Company at P.O. Box 1354, Lexington, North Carolina 27293-1354, Shareholders will be furnished a copy of the Company's Annual Report on form 10-KSB without charge.

                          MARKET PRICES, DIVIDENDS AND
                           RELATED SHAREHOLDER MATTERS

         Until October 1995, the Common Stock of the Company traded in the NASDAQ over-the-counter market system. Since that time, the Company's Common Stock has traded on the NASD's over-the-counter bulletin board. According to the information furnished by Anderson & Strudwick, a market maker in the Company's Common Stock, the high and low bid quotations for each quarterly period within the last two fiscal years and the current fiscal year to date is as follows:

Quarter Ending    High     Low              Quarter Ending     High      Low
                  ----     ---              --------------     ----      ---
July     1995     1.00     1.00             July     1996     0.344      0.25
October  1995     0.75     0.75             October  1996      0.50     0.281
January  1996     0.75     0.25             January  1997     0.375     0.187
April    1996     0.50     0.25             April    1997     0.313     0.313

         These market quotations represent inter-dealer prices, without retail mark-up, mark-down or commission, and do not necessarily represent actual transactions.

         As of July 27, 1997, there were approximately 572 holders of record of the Company's Common Stock.

         The Company has not paid any dividends since its inception. Pursuant to the terms of its line-of-credit and long-term loan agreements with Lexington State Bank, the Company may not pay any dividends, purchase, redeem or otherwise retire any of its capital stock or otherwise make any other distribution of its assets resulting in the reduction of its capital without the prior written consent of Lexington State Bank. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

         The Company's principal long-term capital resources are shareholders' equity, the term loan of Wellington Hall with Lexington State Bank and the term loan of WHCC with the Overseas Private Investment Corporation (OPIC). As of April 30, 1997, total stockholders' equity was $2,266,944 and the outstanding principal amounts of the Lexington State Bank loan and the OPIC loan were $385,738 and $990,999, respectively.

         The Lexington State Bank loan bears interest at the prime rate plus 1.5% and is payable in monthly installments of $7,000 until maturity on April 10, 2002. It is secured by substantially all of the Company's domestic assets. The net proceeds of the loan were used to refinance indebtedness used to purchase and expand the Company's Lexington, North Carolina facility.

         In July 1996, the Company began negotiating with OPIC to amend the OPIC loan agreement then in effect to provide more favorable terms. Principal payments were scheduled to double from approximately $31,000 per quarter to approximately $62,000 per quarter beginning on July 31, 1996 with a final balloon payment of $185,812 due on October 31, 1999. Under the loan agreement, WHCC was also obligated to make quarterly interest payments at the rate of 12% per annum. On March 10, 1997, WHCC and OPIC executed an amended loan agreement that, among other things, lowered the interest rate to 10% per annum as of November 1, 1996 and waived principal payments from July 31, 1996 until July 31, 1997, at which time the Company began making quarterly payments of approximately $31,000. Principal payments increase to approximately $62,000 on July 31, 1998 with a balloon payment of approximately $557,438 due on October 31, 1999. Upon execution of the amended documents, WHCC paid OPIC a rescheduling fee of 1% of the principal balance. The proceeds from the OPIC loan, together with funds generated internally by Wellington Hall, were used to acquire and improve the Honduran Facilities.

         The OPIC loan prohibits the payment of dividends and other distributions by Wellington Hall and requires that it maintain a stated amount of tangible net worth as well as certain financial ratios, including current assets to current liabilities and total indebtedness to tangible net worth. In addition, WHCC is required to maintain a stated amount of current assets in excess of current liabilities, and WHCC and MWH are required to maintain stated ratios of current assets to current liabilities and indebtedness to tangible net worth. Wellington Hall, WHCC an MWH are each in compliance with the requirements of the OPIC loan.

         Under the OPIC loan arrangement, Wellington Hall is obligated to supply any necessary funds to WHCC to meet WHCC's obligations thereunder, and MWH has also guaranteed the obligations of WHCC. The OPIC loan is secured by substantially all of the tangible assets of the Honduran Facilities.

         The Company's primary sources of liquidity are bank lines of credit and cash flow from operations. For its domestic operations, the Company has three lines of credit with Lexington State Bank. Under its primary line, the Company may borrow the lesser of (i) $1,200,000 or (ii) the sum of 70% of the Wellington Hall's accounts receivable less than 60 days old, 50% of its finished good inventories and 10% of work in process and raw material inventories. As of April 30, 1997, the Company had $1,178,400 in borrowings under this line of credit, leaving $21,600 available for future borrowings. The Company pays interest monthly at the rate of prime plus 1% on outstanding borrowings under the facility. Principal payments are due on demand. The line of credit also contains restrictive covenants that prohibit Wellington Hall from paying dividends and making other distributions with respect to its capital stock and require it to maintain certain financial ratios, including current assets to current credit. The line of credit is reviewed annually for renewal.

         Wellington Hall is also indebted to Lexington State Bank under a demand loan for $100,000 borrowed in 1993 to finance working capital. The loan bears interest at the prime rate plus 1% payable monthly, and the outstanding balance at April 30, 1997 was $85,600.

         On January 16, 1997, Wellington Hall executed the loan documents that increased its line of credit from Lexington State Bank in the amount of $250,000. Outstanding borrowings under this facility will bear interest at the rate of prime plus 1 1/2%, payable monthly, and the outstanding balance as of April 30, 1997 was $233,000 leaving $17,000 available for future borrowings..

         The Lexington State Bank lines of credit and demand loan are secured by substantially all of the Company's domestic assets.

         MWH has lines of credit with two Honduran banks in an aggregate amount of $500,000. As of April 30, 1997, an aggregate of $438,972 had been borrowed under these lines, leaving approximately $61,028 for future borrowings. Borrowings bear interest at rates ranging from 30% to 40% payable quarterly and principal is payable on demand. The lines are secured by a second lien on the fixed assets of MWH and current assets.

         The Company's other primary source of liquidity is net cash provided by operating activities which was ($729,951) and $97,517 in fiscal 1997 and 1996, respectively. The use of funds during 1997 was primarily as a result of the increases in account receivable, reductions to account payable and operating losses discussed below.

         As of April 30, 1997, accounts receivable had utilized funds and increased by approximately $230,000 since the beginning of the fiscal year, mostly as a result of a surge in sales late in the fourth quarter and extended terms granted certain dealers for payment of their invoices. The receivables represented a turnover rate of about fifty-five days, an increase of about ten days when compared to the turnover rate reported at April 30, 1996.

         Accounts payable were reduced by approximately $105,000 reflecting mostly the curtailment of domestic production reducing the requirements for raw materials. The Company has generally paid its vendors and material suppliers within their terms.

         Consolidated inventories decreased by about $208,000 during the fiscal year primarily a result of a decrease of about $234,000 to the inventory of domestically produced goods in response to reduced levels of incoming orders, excessive inventories relative to sales, and to generate operating funds. In addition the Company established a reserve of about $115,000 for slow moving inventory against the MWH inventory. The Company utilized about $138,000 to increase domestic inventories of foreign produced products of which approximately $75,000 was in transit and was in response to an increased backlog of orders for foreign produced goods. Sales and backlogs are further discussed herein below.

         Property and equipment is reported to be down about $23,000 for the fiscal years, however, when expenditures of approximately $74,000 are added, the decrease is actually about $97,000. The decline is mostly the result of the devaluation of the Honduran currency relative to the prior fiscal year end of approximately 17.7%. The historical value of the Company's Honduran assets are carried on the subsidiaries' books in the local currency, the lempira. Lempiras are converted to dollars at the spot rate in effect at period end when the Company's financial statements are consolidated, and the reduction to the reported value of these assets appears as part of the translation adjustment.

         There are no significant capital expenditures planned for fiscal year 1998 and expenditures are expected to be limited to maintenance needs which develop from time to time. The Company's total outlay for capital improvements for the fiscal year ended April 30, 1997 was approximately $74,000 used primarily to convert the Company's boilers at its domestic operations from burning fuel oil to natural gas, to retube its boiler and to repair a dry wood storage shed at the Honduran Facilities.

         The Company is subject to the risk that foreign currency fluctuation may have an adverse impact on its operations, For example, if the Honduran currency were to stabilize in the future or to increase in value against the dollar, the Honduran subsidiary's cost might increase causing profit margins to erode. The Company, however, does not engage in any hedging of the exchange rate fluctuations. Since the acquisition of the Honduran subsidiary in 1989, the lempira has continually devalued against the U.S. dollar, from 2.0 lempira to the dollar in 1989 to 13.02 lempira to the dollar at April 30, 1997. Although the devaluation of the lempira has resulted in reductions in the historical book value of the assets and liabilities and a corresponding reduction to shareholders' equity in the form of a $1.86 million cumulative translation adjustment, the Company also benefits from lower product cost from the subsidiary as the lempira devalues. In view of the long-term trend of the devaluation, management believes that hedging of the exchange rate fluctuation is unnecessary and could reduce or eliminate the benefits of lower product costs resulting from any continued devaluation.

         As of September 1, 1996, the Company executed an Employment and Stock Purchase Agreement with Arthur F. Bingham (the "Agreement"). On October 10, 1996 Mr. Bingham loaned the Company $285,694 at terms included in an addendum to the Agreement. On February 12, 1997 and, during the Company's last fiscal quarter, Mr. Bingham purchased 600,000 shares of common stock at a price of $.50 per share, which purchase price was paid by cancellation of the foregoing loan and for an additional investment of $14,306. Mr. Bingham has also been granted options to purchase 600,000 additional shares at option prices ranging from $.50 to $1.30 per share, 450,000 of which are subject to certain performance conditions.

         In 1989, the Company acquired the Honduran Facilities and anticipated raising $1,500,000 through the sale of the Company's stock by the board of directors. The private placement ended early in 1990 having produced about one-half the funds anticipated. The result of not raising all the funds has been that the Company has had to incur more debt and restrict capital expenditures that were both in its original plans at the time of the acquisition and that have developed since the acquisition. Because of this debt, sales needed to grow rapidly from the time of the acquisition to a level at which operating incomes would be adequate to service the debt and to fund capital needs if the Company was to grow. Maintaining an adequate level of sales since the acquisition has been possible only for limited periods of time, mostly as a result of a sluggish furniture economy that has existed over much of that time, a period that includes two recessions. The sluggish furniture economy has also reduced the industry's distribution base, especially the base of mid to small retailers more committed to using smaller manufacturers, such as the Company, as a resource. Furthermore, management believes that the consumer taste in home furnishings has swung away from the more formal designs and executions that the Company has marketed to more informal designs.

         Management believes that the resulting situation is that the Company has too much debt service, given its sales volume most recently achieved, and has inadequate funds for its plans to restoring and growing its sales to a level where its operating profits can accommodate its needs. The Company's cash position was tight during all of fiscal years 1996 and 1997, having experienced excessive wood deliveries early in the fiscal year 1996 and then a slow furniture economy and lower sales during the balance of the both fiscal years while the Company continued to service its high level of indebtedness. The sale of stock to Mr. Bingham assisted the Company in meeting its working capital and other cash needs during fiscal 1997.

         Management recognized early in fiscal year 1997, that if sales, then in decline, were to be restored to a level necessary to achieving adequate profits it would first be necessary to manage the Company's limited finances in a manner that would maintain sufficient funds to support continued operations until its marketing efforts produced increased sales volume. In addition management believed it essential that the Company's financial condition be strengthened by providing funds both to finance a recovery and to addressing the debt-equity problem in general. A strategy was formulated that addressed securing the necessary funding and improving the debt-equity problem. The plan consists primarily of (i) the private placement of stock to Mr. Bingham, (ii) the Company's debt restructuring, both as discussed hereinabove, (iii) the offering of stock to the shareholders of Company and to the public, as discussed hereinbelow, (iv) the grant of options to certain key employees, discussed in the Notes to the Consolidated Financial Statements, and (v) reducing inventories to finance continued operations, as discussed hereinbelow .

         On February 21,1997, the Company filed a registration statement with the Securities and Exchange Commission for the offer and sale of 1,689,887 shares of its common stock. The shares will be offered first to the holders of record of its outstanding common stock as of a date at or about the time that the registration statement becomes effective, who will have the right for thirty days to purchase one additional share for each share then held at a price of $.50 per share. Each Wellington Hall shareholder as of that date may also subscribe within that thirty day period for additional shares, and any available shares will be sold to shareholders who have subscribed therefor on a pro rata basis. Any shares still remaining after the expiration of the offering to Wellington Hall shareholders may be sold to persons who are not directors, officers or shareholders of Wellington Hall.

         The aforementioned stock offering has been delayed and the registration statement filed with respect thereto is not expected to become effective until after the filing of the Company's 10 QSB for quarter ending July 31, 1997.

         The foregoing plan removed some of the pressure on the Company's working capital, made funds available to support marketing requirements and slowed the negative effect of servicing the debt for the near term. The balance of the plan would be aimed at reducing debt and the corresponding costs thereof.

RESULTS OF OPERATIONS

Fiscal Year ended April 30, 1997 compared to Fiscal Year ended April 30, 1996

         Consolidated revenues for fiscal year ended April 30, 1997 were down approximately $176,000 or 2.9% as compared to those reported the previous year. This decline was due entirely to a decrease in sales volume, as prices remained constant for much of the period or were slightly increased. Such decrease in sales volume was largely the result of the current recession within the furniture segment of the national economy, a shrinking distribution base and possibly a permanent resistance by the consumer to purchasing the higher quality and higher priced furniture of the type that historically been the Company's principal product line. The Company has adopted various business strategies designed to counteract the loss of revenues that these trends may cause in the future. It is uncertain whether these trends will continue and, if the Company's strategies do not successfully counteract these trends, they could have a material adverse effect on the Company's results of operations and financial condition.

         Sales for domestically produced products were down about 10.9% percent for the fiscal year and sales of foreign produced goods increased by about 23.4%.

         The Company believes that the renewed and revised marketing effort that it put in place in early 1996 had some positive effect on the Company's level of incoming orders through the second fiscal quarter ended October

31, 1996, but the rate of incoming orders since that time has generally declined. However, the amount of orders received for the month of April, mostly as a result of orders received at the April International Furniture Market held in High Point N.C., amounted to about $880,000, an amount which may be able to support future sales Though these results were encouraging, the furniture segment of the national economy continues to be poor and with the exception of April, the Company continues to be affected particularly on the sales of its established products to the retail trade.

         To increase revenues and operations at the Honduran Facilities, considerable effort has been directed through out fiscal 1997 at selling other manufactures and wood consumers their products and production requirements; OEM sales. These sales increased by 83% in fiscal year 1997, accounted for all the growth in foreign produced goods, and for 5% of total consolidated sales.

         Means of reversing the downward trend regarding sales of domestically produced products and returning those operations back to profitability have been elusive, and several avenues pursued over time have shown initial promise only to stall and have little lasting material effect. However, on or about April 7, 1997, the Company enter into an agreement in principle to acquire the assets of The Woodward Company which had developed and was attempting to market a thirty-eight piece collection of country French and English designs, which collection management believes to be compatible with the Company's marketing niche and ideally suited for production in its domestic facility. The Woodward Company was not established in the furniture trade, had no name identity and had no production facilities, all of which is believed to have contributed to its limited success in selling the collection.

         The Company believes that the designs and execution of the foregoing collection are more suited to today's more casual consumer taste that has negatively affected the sales of the Company's regular line of more formal designs. To date, the Company has established a backlog of orders for this product of about $200,000 and expects to begin shipments during its second fiscal quarter of 1998, ending on October 31, 1997. Though orders to date might be judged to represent only moderate success, management attributes this to the disadvantageous timing of its involvement which occurred immediately before the April International Furniture Market and did not allow time for a premarket effort or notification to the trade of its presence. The lack of exposure at that market has meant that sales can only be solicited by the Company's independent sales representatives from photography and catalogs which only became available in late May. Many of the orders received for this product have been from outlets not presently supporting the Company's products, and, therefore, the addition of this line is contributing to the expansion of the Company's distribution base.

         On June 10, 1997 the Company and The Woodward Company formally agreed to the aforementioned acquisition. On such date, the Company acquired about $20,000 of inventory for which The Woodward Company will receive compensation thirty days after the Company has shipped and invoiced the products. Otherwise, the Company's only cash outlay has been about $6,000 for printed sales aids. The former president of The Woodward Company, responsible for the designs and development of these products, will receive a 5% royalty on the sales of the items making up the collection at the time of the Company's acquisition.

         The Company's firm backlog of orders on April 30, 1997 was $2,047,369, a 10 1/2% increase from its backlog of $1,853,400 on April 30, 1996. The April 30, 1997 backlog included $1,289,542 of domestically - manufactured products, as opposed to $1,340,510 included in the 1996 backlog, which decrease reflects the slow down in the home furnishing segment of the general United States economy. The backlog for WHCC and Honduran-produced products, less intercompany orders, was $757,827 on April 30, 1997 versus $512,990 on April 30, 1996. The increase primarily reflects more recent success in securing orders from other manufacturers for their products (OEM sales).

         Cost of sales increased approximately $317,000 or 8% for the fiscal year as compared with last year, reflecting primarily the reduced level of production. Cost of sales are further discussed below.

         Selling, general and administrative expenses increased about $77,500 or 5.6% for the fiscal year mostly as a result of the addition of Arthur Bingham as Senior Executive Vice President of Sales and Marketing. The Company expects to continue to support an expanded marketing effort.

         Interest expenses of $404,147 for the fiscal year represent an increase of about $15,000 over that paid during the previous year as a result of added borrowing. Long-term debt declined by about $75,000 but short term borrowing increased by approximately $520,000. Of that sum, $294,000 were for domestic use to finance about $65,000 in account receivable, about a $193,000 reduction in current liabilities, mostly trade payable, and $35,000 to finance prepaid expense which was mostly legal expense associated with the preparation of a stock offering document. Domestic losses were approximately $342,000 which were largely offset by reduction to domestic inventories of $234,000 and non cash expenses of $88,000. The balance of the additional borrowing was for foreign operations and was used to finance increased wood (mahogany) inventory, about $120,000, intransit inventories, and other inventories as a result of growing sales of the Company's foreign produced products especially it's OEM sales.

         For the the fiscal year ended April 30,1997, operating income (earnings before interest and taxes) was ($112,446), (6.1) cents per share, compared to $458,338, 27.1 cents per share for fiscal 1996. The net loss was ($507,212) or ($.28) per share, compared to a net profit of $73,574 or $.04 per share for fiscal year 1996.

         The loss is a result generally of slow sales, excessive inventories exaggerated by the slow sales, and the Company's limited operating capital. Because of the slow sales and to avoid increasing inventories, it was necessary, during the latter portion of the year in particular, to reduce production volumes, primarily assembled production, in the Company's domestic operation to levels below that required to manage labor and overhead cost. In addition, the Company sold off inventories at discounts prices to generate cash to cover the operating loss and to finance continued operations.

         To establish an outlet for the Company to "sell-off" distressed, overstocked, slow selling, discontinued and other merchandise to reduce its inventories and to generate cash, space was essentially rented in February of 1996 in The Furniture Clearance Center (FCC) located in Hickory N.C. The FCC is a warehouse operation shared by a number of furniture manufacturers and open to the public. Each manufacturer has an assigned area in which consigned goods are displayed and sold. The Company does not have a contractual agreement and can discontinue the relationship by giving reasonable notice and removing its products. The Company's expenses with respect to this relationship are determined basically by a commission on sales and the resulting sum is withheld from the sales revenues. During the fiscal year ended April 30, 1997, the Company sold, before discounts and costs, about $178,000 of domestic goods and $117,000 of it's foreign products. The discounts generally were about 20% and the cost were $55,000 and $36,000 respectively.

         For the fiscal year, net domestic revenues were reduced by about $152,000, up about $37,000 over the previous year, as a result of promotional and other discounts to its regular wholesale prices, about one third of the total occurred in the fourth quarter. Domestic operations lost about $342,000 during the fiscal year which was $226,000 greater the the prior year. The increase in discounted prices accounted for 16% of the increased loss while the balance is attributable to a $41,000 increase in FCC cost (18%),a $68,000 increase in marketing expense (30%), an estimated $43,000 added production cost as a result of inventory reductions (19%), and an estimated $105,000 to lower sales volume (46%).

         Adding to the loss was a poor performance, particularly during the fourth quarter, by the Company's foreign subsidiary. This was caused by reduced production volume and sales out of that facility when the supply of dry wood became inadequate to sustain a profitable volume. The decrease in the supply of dry wood was the result of closing down the dry kilns for approximately three weeks to perform unanticipated maintenance to the boilers used to generate the necessary steam to operate the kilns. Efforts directed at overcoming the kiln down time and the reduction to dry wood in the in process inventories was then hindered when a late start on market samples for the April International Market required a total commitment of production facilities and personnel to completing the new product samples for introduction at that market.

         The lost production time mostly affected those products with the greatest value added to the raw material cost and with the highest margins. Essentially unaffected were certain products with little value added to the raw material cost and with sales prices that do not attempt to offset a significant amount of labor and overhead. The overall results were a sales increase for the fourth quarter, but made up of a product mix that could not adequately absorb manufacturing costs and, therefore, a net income loss.

         Additionally, management established at year end a reserve of approximately $115,000 on its MWH books for slow moving inventory, about 10% of the total. This action was primarily taken because the inventories included quantities of products produced for domestic operations, WHL, that became excessive when the sales on those items declined or failed to develop as projected, and included items from two groups from the lines marketed to retailer through WHCC which management chose to discontinue late in the year. Management left those items in that inventory to avoid bearing the additional production and transportation cost until such time that it has the products sold. Because of the low value placed on these inventories relative to its ultimate sales price, management believes these "slow moving" products can be sold at prices above their cost. However, by taking the reserve, management can chose to more expeditiously dispose of these inventories with assurance that future operating results will not be negatively impacted.

         For the fiscal year net revenues for the Company's foreign produced products were reduced by about $91,000, up about $42,000 over the previous year, as a result of promotional and other discounts to its regular wholesale prices, about one half of the total occurred in the fourth quarter. Foreign operations loss, not including the inventory reserve discussed above, of about $74,000 during the fiscal year were $241,000 greater the the prior year. The increase in discounted prices accounted for 17% of the increased loss while the balance can be attributable to an increase in FCC cost of $34,000 (14%), an estimated $156,000 added production cost mostly as result of production down time (66%), and an estimated increase of $9,000 in other miscellaneous expenses (.4%).

         Management expects a significant increase in consolidated revenues during the first quarter of fiscal year 1998 primarily as a result of increased OEM sales. Operating profits are also expected to be realized from foreign operations, but, when consolidated with results from domestic operation a net loss is expected. Plans for the period call for continued reduced domestic production operations that will result in profit losses. These losses are expected to be offset by reductions to inventories to such a degree that funds provided by operations may actually improve.

[TURLINGTON AND COMPANY, L.L.P. LETTERHEAD]




                          INDEPENDENT AUDITORS' REPORT

To the Stockholders
Wellington Hall, Limited and Subsidiaries
Lexington, North Carolina

We have audited the accompanying consolidated balance sheets of Wellington Hall, Limited and Subsidiaries as of April 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Muebles Wellington Hall, S.A., a wholly-owned subsidiary, which statements reflect total assets of $1,591,286 and $1,693,959, respectively, as of April 30, 1997 and 1996, and total revenues of $1,995,456 and $1,273,301, respectively, for the years ended April 30, 1997 and 1996. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Muebles Wellington Hall, S.A., is based solely on the report of the ther auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wellington Hall, Limited and Subsidiaries as of April 30, 1997 and 1996, and the results of their operations, and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that Wellington Hall, Limited and Subsidiaries will continue as a going concern. As discussed in Note 20 to the consolidated financial statements, under existing circumstances, there is substantial doubt about the ability of Wellington Hall, Limited and Subsidiaries to continue as a going concern at April 30, 1997. Management's plans in regard to that matter also are described in Note 20. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


         /s/ Turlington and Company, L.L.P.,

July 22, 1997, Except for Note 20,
As to Which the Date is August 13, 1997

[MORALES PALAO WILLIAM Y ASOCIADOS LETTERHEAD]




                         Report of Independent Auditors


To Shareholders of
Muebles Wellington Hall, S.A. de C.V.

We have audited the accompanying balance sheets of Muebles Wellington Hall, S.A. de C.V. a wholly owned subsidiary of Wellington Hall Caribbean Corporation (an indirect subsidiary of Wellington Hall, Limited) as of April 30, 1997 and 1996, and the related statements of operations, stockholders' equity and cash flows expressed in Honduras Lempiras for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Honduras and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Muebles Wellington Hall, S.A. de C.V. as of April 30, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.


                                    /s/ Morales Paloa William y Asociados
                                           MORALES PALAO WILLIAM
                                           Y ASOCIADOS

                                           ERNST & YOUNG INTERNATIONAL


San Pedro Sula, Honduras, C.A.
July 15, 1997

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                 April 30
                 ASSETS                                     1997          !996
                                                        -----------    -----------
Current assets:
  Cash:
    Cash on hand                                        $       400    $       400
    Cash in demand deposits                                  53,715         55,356
  Accounts receivable:
    Trade                                                   986,954        756,872
    Less, allowance for doubtful accounts                   (63,843)       (43,800)
  Note receivable - officer                                  28,393         27,908
  Inventories                                             4,363,027      4,571,015
  Prepaid expenses                                          170,434        134,076
  Deferred income taxes                                      19,713         14,327
                                                        -----------    -----------
                                                          5,558,793      5,516,154
                                                        -----------    -----------
Property and equipment:
  Cost                                                    2,150,193      2,173,110
  Less, accumulated depreciation                          1,281,690      1,218,540
                                                        -----------    -----------
                                                            868,503        954,570
                                                        -----------    -----------
Other assets:
  Deferred income taxes                                      98,532         94,537
  Other                                                      34,735         36,053
                                                        -----------    -----------
                                                            133,267        130,590
                                                        -----------    -----------
                                                        $ 6,560,563    $ 6,601,314
                                                        ===========    ===========

               LIABILITIES
Current liabilities:
   Current maturities on long-term debt                 $   196,443    $   347,755
   Notes payable - other                                  1,935,972      1,415,698
   Accounts payable - trade                                 372,139        481,797
   Customer deposits                                         45,757         74,139
   Other current liabilities                                298,014        276,159
                                                        -----------    -----------
                                                          2,848,325      2,595,548

Noncurrent liabilities:
  Long-term debt, less current maturities                 1,205,294      1,128,907
  Deferred compensation accrual                             240,000        216,000
                                                        -----------    -----------
                                                          4,293,619      3,940,455
                                                        -----------    -----------

          STOCKHOLDERS' EQUITY
Common stock; authorized 6,000,000 shares;
  no par; shares issued and outstanding
  1997 - 2,289,887 and 1996 - 1,689,887                   3,354,531      3,054,531

Preferred stock; authorized 5,000,000 shares; $5 par;
  no shares issued and outstanding for 1997 and 1996            -0-            -0-

 Cumulative translation adjustments                      (1,856,648)    (1,669,945)

 Retained earnings                                          769,061      1,276,273
                                                        -----------    -----------
                                                          2,266,944      2,660,859
                                                        -----------    -----------
                                                        $ 6,560,563    $ 6,601,314
                                                        ===========    ===========


                  The accomompanying notes are an integral part
                    of the consolidated financial statements

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES

                        CONSOLIDATED STOCKHOLDERS' EQUITY

                                                        Years Ended April 30
                                                        1997            1996
                                                    -----------     -----------
Common stock:
  Authorized 6,000,000 shares; no par:

    Balances, beginning of years                    $ 3,054,531     $ 3,054,531

    Shares issued during the years                      300,000
                                                    -----------     -----------

    Balances, end of years                            3,354,531       3,054,531
                                                    -----------     -----------

Preferred stock:
  Authorized 5,000,000 shares; $5 par;
   issued and outstanding beginning and
   end of years                                             -0-             -0-
                                                    -----------     -----------

Cumulative translation adjustments:

  Balances, beginning of years                       (1,669,945)     (1,419,125)

  Translation of foreign currency statements           (186,703)       (250,820)
                                                    -----------     -----------

  Balances, end of years                             (1,856,648)     (1,669,945)
                                                    -----------     -----------

Retained earnings:

  Balances, beginning of years                        1,276,273       1,202,699

  Net income (loss) for the years                      (507,212)         73,574
                                                    -----------     -----------

  Balances, end of years                                769,061       1,276,273
                                                    -----------     -----------

                                                    $ 2,266,944     $ 2,660,859
                                                    ===========     ===========


                   The accompanying notes are an integral part
                    of the consolidated financial statements

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                                                        Years Ended April 30
                                                        1997            1996
                                                    -----------     -----------
Revenue:
  Sale of furniture                                 $ 5,812,344     $ 5,989,959
  Other income                                            3,925           2,464
                                                    -----------     -----------
                                                      5,816,269       5,992,423
                                                    -----------     -----------

Costs and expenses:
  Cost of goods sold                                  4,460,775       4,143,692
  Other operating, selling, general,
    and administrative expenses                       1,467,940       1,390,392
  Interest expense                                      404,147         388,829
                                                    -----------     -----------
                                                      6,332,862       5,922,913
                                                    -----------     -----------

       Income (loss) before income taxes               (516,593)         69,510
        (benefits)

Income tax benefits                                      (9,381)         (4,064)
                                                    -----------     -----------

        Net income (loss) for the years             $  (507,212)    $    73,574
                                                    ===========     ===========


Earnings (loss) per share of common stock:
  Primary and assuming full dilution:

    Net income (loss) for the years                 $      (.28)    $       .04
                                                    ===========     ===========




                 The accompanying notes are an integral part of
                      the consolidated financial statements

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                         Years Ended April 30
                                                          1997           1996
                                                       ---------      ---------
Cash flows from operating activities:
  Net income (loss) for the years                      $(507,212)     $  73,574
  Adjustments to reconcile net income (loss)
    to net cash provided by (used for)
    operating activities:
     Depreciation                                        102,473        111,149
     Gain on sale of equipment                            (1,200)
     Deferred compensation                                24,000         24,000
     Allowance for slow-moving inventory                 115,176
     Deferred income taxes                                (9,381)        (6,667)
     Changes in assets and liabilities:
       Accounts receivable                              (220,543)       164,231
       Note receivable, officer                             (485)        13,001
       Inventories                                       (83,840)       (71,750)
       Prepaid expenses                                  (39,444)        37,297
       Other assets                                       (4,276)        (6,363)
       Accounts payable, customer deposits,
         and other current liabilities                  (105,219)      (240,955)
                                                       ---------      ---------

       Net cash provided by (used for)
        operating activities                            (729,951)        97,517
                                                       ---------      ---------

Cash flows from investing activities:
  Purchase of equipment                                  (73,922)       (26,947)
  Proceeds from sale of equipment                          1,200
                                                       ---------      ---------

       Net cash used for investing activities            (72,722)       (26,947)
                                                       ---------      ---------

Cash flows from financing activities:
  Short-term borrowings                                  664,942         69,533
  Payments on long-term debt                            (182,620)      (125,354)
  Proceeds from issuance of stock                        300,000

       Net cash provided by (used for)
        financing activities                             782,322        (55,821)
                                                       ---------      ---------

Effect of exchange rate changes on cash                   18,710          9,715
                                                       ---------      ---------

       Net increase (decrease) in cash                    (1,641)        24,464

Cash, beginning of years                                  55,756         31,292
                                                       ---------      ---------

Cash, end of years                                     $  54,115      $  55,756
                                                       =========      =========

Cash paid during the years for:
       Income taxes                                         $-0-      $  10,499
                                                       =========      =========

       Interest                                        $ 402,975      $ 415,494
                                                       =========      =========


                   The accompanying notes are an integral part
                    of the consolidated financial statements

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              AS OF AND FOR THE YEARS ENDED APRIL 30, 1997 AND 1996

1. Summary of Significant Accounting Policies:

      These consolidated financial statements were prepared on the basis of generally accepted accounting principles. The more significant of these principles are described as follows:

         Inventories are stated at the lower of cost or market with cost computed by use of the first-in, first-out method. Provision has been made for obsolete and slow moving inventory.

         Property and equipment is carried at cost less accumulated depreciation. New assets and expenditures which substantially increase the useful lives of the existing assets are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is computed by use of the straight-line method over the estimated useful lives of the assets.

         The weighted average number of shares of common stock outstanding and "common stock equivalents" are totaled in determining both primary and fully diluted earnings per share.

         The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Wellington Hall Caribbean Corp. and Muebles Wellington Hall, S.A. All intercompany accounts and transactions have been eliminated in consolidation. The Muebles Wellington Hall, S.A. subsidiary was formed during the year ended April 30, 1990 and accounted for as a purchase.

         The financial statements of foreign subsidiaries have been translated into U. S. dollars in accordance with Statement of Financial Accounting Standards No. 52. All balance sheet accounts have been translated using the current exchange rates at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. The gains and losses resulting from the change in exchange rates during the year have been reported separately as a component of stockholders' equity entitled "Cumulative Translation Adjustments". Net currency transaction gains which occurred during the year are included in net earnings and amounted to approximately $9,970 and $11,969, respectively, during the years ended April 30, 1997 and 1996.

         The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Nature of Operations and Concentration of Credit Risk:

         Wellington Hall, Limited and Subsidiary, Muebles Wellington Hall, S.A., are manufacturers of wall systems, dining room, bedroom, and accent and occasional furniture, with plant facilities located in Lexington, North Carolina and San Pedro Sula, Honduras. The accent and occasional furniture accounts for approximately 40% of the Company's total sales. The remaining 60% of total sales is split about evenly over the other three product lines. Wellington Hall Caribbean Corp., the other subsidiary, is a sales organization located in Lexington, North Carolina that is responsible for selling Muebles Wellington Hall, S.A.'s products to both the general public and Wellington Hall, Limited. The Company grants credit to customers who are located primarily in the United States.

         The Company's policy is to maintain its cash balances in reputable financial institutions insured by the Federal Deposit Insurance Corporation which provide $100,000 of insurance coverage on each customer's cash balances. At times during the years, the Company's cash balances exceeded $100,000. Management believes that this policy will not cause any adverse effect to the Company.


3. Note Receivable - Officer:

         On January 30, 1992, Hoyt Hackney, President and Chief Executive Officer, exercised options and awards for 180,000 shares of common stock at the option price of $.80 per share resulting in a net increase in common stock of $144,000. This increase was accomplished by cash of $40,000 being paid over to the Company along with the issuance of a demand note to the Company by Hoyt Hackney of $104,000. The note receivable - officer is collateralized by the assignment of the interest the officer has in the Company's deferred compensation accrual account and bears interest at the federal rate as issued from time to time.

         The note balance at April 30, 1997 and 1996 was $28,393 and $27,908, respectively.

4. Inventories:

         Inventories consisted of the following:

                                                       1997             1996
                                                    ----------       ----------
                  Finished goods                    $1,912,759       $1,642,115
                  Work-in-process                    1,702,500        2,057,076
                  Raw materials                        862,944          871,824
                                                    ----------       ----------
                                                     4,478,203        4,571,015
                  Less, allowance for slow-
                    moving inventory                  (115,176)
                                                    ----------       ----------
                                                    $4,363,027       $4,571,015
                                                    ==========       ==========

5. Property and Equipment:

         The major classes are as follows:

                                                                  1997             1996
                                                               ----------       ----------
                  Land and buildings                           $1,107,151       $1,121,207
                  Machinery and equipment                         869,883          887,479
                  Furniture, fixtures and other equipment         173,159          164,424
                                                               ----------       ----------
                                                               $2,150,193       $2,173,110
                                                               ==========       ==========

         Depreciation expense for the years ended April 30, 1997 and 1996 amounted to $102,473 and $111,149, respectively.

6. Short-term Loans:

         The Company has a demand loan payable to Lexington State Bank for $85,600 and $90,000, respectively, at April 30, 1997 and 1996.

         The Company has a line of credit agreement for short-term debt with Lexington State Bank. The bank agreed to extend to the Company in the form of a line of credit the lesser of $1,200,000 or 70% of the Company's accounts receivable less than 60 days old, 50% of the finished goods inventory, and 10% of the work-in-process and raw materials inventories which sum amounted to $1,055,579 at April 30, 1997 and $973,964 at April 30, 1996. The Company executed a $1,200,000 demand promissory note against which the bank shall advance funds at the Company's request. Interest is at the rate of 1% above prime. This agreement is reviewed annually for renewal. At April 30, 1997 and 1996, $1,178,400 and $1,113,000, respectively, was advanced under this agreement. This loan is secured by all present and future personal property assets of the Company.

         During the year ended April 30, 1997, the Company obtained an additional line of credit agreement for short-term debt with Lexington State Bank for up to $250,000, bearing interest at the rate of 1.5% above prime. The loan is secured by substantially all of the assets of Wellington Hall, Limited. At April 30, 1997, $233,000 was advanced under this agreement.

         The Company had line of credit agreements with two Honduran banks bearing interest rates ranging from 30% to 40% with outstanding balances of $438,972 and $212,698, respectively, at April 30, 1997 and 1996. The banks have a second mortgage on fixed assets and a lien on inventories as security for these loans. The Company's unused credit lines with Honduran banks was $155,334 and $134,261, respectively, as of April 30, 1997 and 1996.

7. Long-term Debt:

         Long-term debt consisted of the following:

                                                                        1997           1996
                                                                     ----------     ----------
                  E. Kemm:
                     Interest payable monthly at 1%
                     above prime                                     $   25,000     $   25,000

                                                                        1997           1996
                                                                     ----------     ----------
                  Overseas Private Investment Corporation:
                    Interest rate 10.00% and 12.00%,
                    respectively, payable in quarterly
                    installments of $30,969 plus interest
                    through April 30, 1998.  Beginning
                    July 31, 1998, quarterly installments
                    increase to $61,937 plus interest                $  990,999     $1,021,968

                  Lexington State Bank:
                    Interest rate 10.0% and 9.75%,
                    respectively, payable in monthly
                    installments of $7,000 with
                    interest at 1.5% above prime                        385,738        429,694
                                                                     ----------     ----------
                                                                      1,401,737      1,476,662
                  Less, current maturities                              196,443        347,755
                                                                     ----------     ----------
                                                                     $1,205,294     $1,128,907
                                                                     ==========     ==========

         The weighted average interest rate paid E. Kemm amounted to 9.56% and 9.61%, respectively, for the years ended April 30, 1997 and 1996.

         E. Kemm is a stockholder and an officer of the Company.

         The Overseas Private Investment Corporation loan is secured by a first lien on all real estate and all current and future fixed assets of Muebles Wellington Hall, S.A. and a security interest in the Sales Agreement between Muebles Wellington Hall, S.A. and Wellington Hall Caribbean Corp.

         The Lexington State Bank loan is secured by a first lien on all assets of Wellington Hall, Limited.

         The projected payments of long-term debt in each of the five years subsequent to April 30, 1997 are:

                  Year Ending April 30                          Amount
                  --------------------                          ------
                         1998                                  $196,443
                         1999                                   300,296
                         2000                                   677,426
                         2001                                    64,129
                         2002                                   163,443

         During the year ended April 30, 1997, the Overseas Private Investment Corporation suspended quarterly principal payments from the period July 31, 1996 through April 30, 1997. The interest rate was reduced from 12.00% to 10.00%, effective November 1, 1996.

8. Stock Option Plan:

         On February 10, 1997, the Board of Directors approved the Wellington Hall, Limited 1997 Stock Option and Restricted Stock Plan (the Plan). The Plan has a term of ten years, expiring on February 9, 2007. Under the Plan, the Company may grant options or restricted stock awards to key employees, officers, or directors for up to an aggregate of 1,200,000 shares of common stock, with no individual receiving more than 600,000 shares. The price of the shares issued under the Plan are to be determined at the time of the grant, not to be below 100% of the fair market value of the common stock at the time of the grant. At report date, the Plan had yet to be approved by the stockholders of the Company, but is slated to be voted on at the September 1997 annual stockholders' meeting.

9. Capital Stock:

         The Company, in accordance with its long-term loan agreement and line of credit with Lexington State Bank, is restricted from paying dividends on its capital stock without prior written consent of the bank.

         During the year ended April 30, 1997, the Company issued an additional 600,000 shares of common stock at $.50 per share to an existing officer/stockholder. In addition, the officer was given a stock option plan as described in Note 8.

         Also in 1997, the Company filed a registration statement with the Securities and Exchange Commission for the offer and sale of 1,689,887 shares of its common stock at $.50 per share. The registration statement had not yet become effective as of the report date.

10. Income Taxes:

         At April 30, 1997, the Company had federal operating loss carryforwards of $491,121 that expire in 2010 through 2012, and state net operating loss carryforwards of $782,870 that expire in 1998 through 2002.

         For financial reporting purposes, a valuation allowance of $244,961 has been recognized to offset the deferred tax assets related to the carryovers and certain other deferred tax assets.

         At April 30, 1996, the Company had federal operating loss carryforwards of $62,373 that expire in 2010 and 2011, and state net operating loss carryforwards of $975,358 that expire in 1997, 1998, 2000, and 2001. For financial reporting purposes, a valuation allowance of $116,734 has been recognized to offset the deferred tax assets related to the carryovers and certain other deferred tax assets.

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                 1997             1996
                                                              ---------        ---------
         Deferred tax assets:
           Book over tax depreciation                         $   4,668        $  10,059
           Book allowance for doubtful
             accounts                                            19,713           14,327
           Tax over book inventory                               38,810           42,402
           Deferred compensation                                 93,864           84,478
           State net operating loss
             carryforward                                        41,772           49,938
           Federal net operating loss
             carryforward                                       164,379           24,394
                                                              ---------        ---------
                                                                363,206          225,598
           Valuation allowance for deferred
             tax assets                                        (244,961)        (116,734)
                                                              ---------        ---------
                Deferred tax assets                           $ 118,245        $ 108,864
                                                              =========        =========

         Classification of the Company's Consolidated Balance Sheets is as follows:

                                                     1997           1996
                                                   --------       --------
         Current                                   $ 19,713       $ 14,327
         Noncurrent                                  98,532         94,537
                                                   --------       --------
                                                   $118,245       $108,864
                                                   ========       ========

         There follows reconciliations of the income taxes per the income tax returns with the income tax deductions per the Consolidated Statements of Income:

                                                     1997           1996
                                                   --------       --------
         Amounts shown by returns (net)                           $  2,603
         Deferred income taxes                     $ (9,381)        (6,667)
                                                   --------       --------
                                                   $ (9,381)      $ (4,064)
                                                   ========       ========

         Effective income tax rates                    (1.8)%         (5.8)%
                                                   ========       ========

         No provision has been made for U. S. income taxes on unremitted earnings of the foreign subsidiary (approximately $1,143,000 and $1,094,000, respectively, at April 30, 1997 and 1996) since it is the present intention of management to indefinitely reinvest these earnings.

         The components of income (loss) before income taxes are as follows:


                                                      1997           1996
                                                   ---------      ---------
         Domestic                                  $(445,698)     $  47,499
         Foreign                                     (70,895)        22,011
                                                   ---------      ---------
                                                   $(516,593)     $  69,510
                                                   =========      =========

         Federal, foreign, and state income taxes (benefits) consisted of the following:

                                                     1997           1996
                                                   --------       --------
         Federal                                   $ (7,036)      $ (5,809)
         Foreign                                                        36
         State                                       (2,345)         1,709
                                                   --------       --------
                                                   $ (9,381)      $ (4,064)
                                                   ========       ========

         The following schedule reconciles the differences between the U. S. federal income tax rate and the effective tax rate:

                                                             1997       1996
                                                            ------     ------
         Tax computed at the U. S. federal rate              34.0 %     34.0 %
         Increases (decreases) resulting from:
           State income tax, net of federal benefit                      2.4
           Foreign income taxed at
             different rates                                           (10.7)
           Deferred income taxes                             (1.8)      (9.6)
           Nondeductible expenses and benefit
             of domestic net operating loss                 (34.0)     (17.4)
           Other                                                        (4.5)
                                                            -----      -----
                                                             (1.8)%     (5.8)%
                                                            =====      =====

11. Financial Information Relating to Foreign and Domestic Operations and Export Sales:

                                                               1997           1996
                                                           -----------    -----------
         Sales to unaffiliated customers:
           United States                                   $ 5,802,687    $ 5,985,826
           Republic of Honduras                                  9,657          4,133
                                                           -----------    -----------
               Total sales                                 $ 5,812,344    $ 5,989,959
                                                           ===========    ===========

         Sales (export sales) or transfers between
           geographic areas:
             Sales from Republic of Honduras subsidiary
              to United States parent company, at market
              value (export sales)                         $ 1,985,799    $ 1,269,168
                                                           ===========    ===========

             Transfers from United States parent
              company to Republic of Honduras subsidiary
              of materials and supplies, at cost           $   237,235    $   211,206
                                                           ===========    ===========

           Operating profit:
            United States                                  $  (178,275)   $   333,693
            Republic of Honduras                                65,829        124,646
                                                           -----------    -----------

            Income (loss) before interest
               and income taxes                            $  (112,446)   $   458,339
                                                           ===========    ===========

11. Financial Information Relating to Foreign and Domestic Operations and Export Sales (Continued):

                                                1997           1996
                                             ----------     ----------
         Identifiable assets:
           United States                     $5,112,362     $4,907,355
           Republic of Honduras               1,448,201      1,693,959
                                             ----------     ----------
               Total assets                  $6,560,563     $6,601,314
                                             ==========     ==========

12. Leases:

         The Company leases showroom space under a five and one-half year operating lease expiring in April 1999. The Company subleases a portion of this showroom space to another company.

         The Company also leases office equipment under noncancelable leases expiring in 1998 through 2001.

         Net minimum lease payments on the foregoing leases amount to $104,702 for 1998, $35,913 for 1999, $1,695 for 2000, and $1,695 for 2001. Net
         lease expenses of the foregoing leases for the years are summarized as follows:

                                          1997          1996
                                        --------      --------
             Lease expense              $109,210      $103,170
             Sublease income              46,776        16,692
                                        --------      --------
               Net lease expense        $ 62,434      $ 86,478
                                        ========      ========


13. Contingent Liability:

         In accordance with the Honduran Labor Code, the Company has the obligation to pay severance compensation to its employees in the event of dismissal under certain specific circumstances. It is the policy of the Company to pay such severance payments in accordance with the Law. At April 30, 1997 and 1996, the estimated contingent liability aggregated approximately $155,564 and $133,488, respectively.

14. Earnings Per Share:

         Earnings per share of common stock are based on the average number of shares of common stock outstanding during each period.

         For the years ended April 30, 1997 and 1996, the equivalents were dilutive and the primary earnings per share were computed based on the average number of common shares and common share equivalents outstanding. When dilutive, stock options are included as share equivalents using the treasury stock method. The number of shares used in computing primary earnings per share were 1,839,887 and 1,689,887, respectively, for the years ended April 30, 1997 and 1996. The number of shares used in computing fully diluted earnings per share were 1,839,887 and 1,689,887, respectively, for the years ended April 30, 1997 and 1996.

15. Incentive Plan:

         The Company has an Incentive Plan covering certain officers and key employees who have the greatest opportunities to contribute to current earnings and the future success of the Company's operations. The amount determined under the Incentive Plan is based upon profits of the Company.

         On January 1, 1987, the President of the Company executed a new employment contract and forfeited his rights under the Incentive Plan as one of the conditions of the new contract.

16. Deferred Compensation Agreement:

         On May 8, 1987, the Company adopted a Deferred Compensation Agreement with the President of the Company which will provide for the payment of $50,000 per year for 10 years in monthly installments when the President reaches age 62 and retires. The Agreement provides that if he dies before he has received the total payments or if he dies before retirement, then his beneficiary shall receive the benefit balance thereof in monthly installments. In future years, the deferred compensation will be accrued over the remaining term of service by the President on a present value basis. The accruals for the years ended April 30, 1997 and 1996 were $24,000.

17. Profit Sharing Plan:

         During the year ended April 30, 1987, the Company adopted a combined Profit Sharing and Salary Reduction Plan. The Company contributes 50% of the employee contributions with a 2% maximum Company contribution on each employee's salary. The Plan also has a feature whereby the Directors can set aside certain profits as determined annually by the Directors. The Profit Sharing and Salary Reduction Plans are tax exempt under applicable sections of the Internal Revenue Code. The contributions by the Company for the years ended April 30, 1997 and 1996 were $7,259 and $8,143, respectively.

18. Quarterly Financial Data - Unaudited:

         The following is a summary of the quarterly results of operations for the years ended April 30, 1997 and 1996:

                                                         Fiscal 1997 Quarters
                                       -------------------------------------------------------
                                          First          Second        Third          Fourth
                                       -----------    -----------   -----------    -----------
             Net sales                 $ 1,246,698    $ 1,586,709   $ 1,533,266    $ 1,445,671

             Cost of goods sold            850,591      1,066,480     1,086,343      1,457,361

             Net income (loss)             (15,016)        51,478       (63,809)      (479,865)

             Net income (loss) per
               common share (primary
               and fully diluted)             (.01)           .03          (.04)          (.26)

                                                        Fiscal 1996 Quarters
                                        ------------------------------------------------------
                                           First         Second        Third          Fourth
                                        -----------   -----------   -----------    -----------
             Net sales                  $ 1,473,474   $ 1,614,388   $ 1,496,387    $ 1,405,710

             Cost of goods sold             981,741     1,095,476     1,111,108        955,367

             Net income (loss)               44,756        13,361       (31,015)        46,472

             Net income (loss) per
                common share (primary
                and fully diluted)              .02           .01          (.02)           .03


19. Disclosures About Fair Value of Financial Instruments:

         Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments", requires that the Company disclose estimated fair values for its financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

             Cash:
                 The carrying amount approximates fair value.

             Note receivable - officer:
                 The carrying amount approximates fair value.

             Notes payable - other:
                 Due to the fact that these are short-term notes payable within one year, the carrying amount approximates fair value.

             Long-term debt:
                 The fair value of long-term debt is estimated based on the current rates the Company could obtain on debt of the same remaining maturities.

         The estimated fair values of the Company's financial instruments are as follows:

                                           1997                      1996
                                 -----------------------   -----------------------
                                  Carrying       Fair       Carrying       Fair
                                   Amount        Value       Amount        Value
                                 ----------   ----------   ----------   ----------
             Cash                $   54,115   $   54,115   $   55,756   $   55,756
             Note receivable -
               officer               28,393       28,393       27,908       27,908
             Notes payable -
               other              1,935,972    1,935,972    1,415,698    1,415,698
             Long-term debt       1,401,737    1,401,737    1,476,662    1,520,652

20. Going Concern Considerations:

         As reflected in the accompanying consolidated financial statements, the Company incurred a $507,212 net loss for the year ended April 30, 1997. The Company also incurred a negative cash flow from operating activities of $729,951. The Company's gross profit percentage decreased from 31% for the year ended April 30, 1996 to 23% for the year ended April 30, 1997. Accounts receivable turnover and inventory turnover declined during the year ended April 30, 1997. The Company's lines of credit and short-term borrowings were at near maximum levels at April 30, 1997. Principal payments on the Overseas Private Investment Corporation loan had been suspended for much of the year ended April 30, 1997 and are scheduled to resume July 31, 1997.

         Management is currently developing new product lines with a concentration of higher volume items which should result in lower unit cost. In addition, increased foreign business is expected as well as an increased cash flow from the usage of existing inventories. Management also projects a significant cash inflow from the proposed public offering discussed in Note 9. On July 31, 1997, the required principal payment on the Overseas Private Investment Corporation loan was made.

         The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

21. Statutory Reserve:

         According to the Commercial Code of the Republic of Honduras, the statutory reserve must be constituted annually appropriating at least 5% of the period's earnings until it reaches 20% of capital stock. The statutory reserve, which is included in retained earnings, amounted to $23,948 and $28,187, respectively, at April 30, 1997 and 1996.

                             OFFICERS AND DIRECTORS

                                    OFFICERS

Hoyt M. Hackney, Jr.                         Ralph L. Eskelson, Jr.
     President and Treasurer                 General Manager
                                                  Muebles Wellington Hall, S.A.

Ernst B. Kemm                                William W. Woodruff
     Executive Vice President                Secretary


                                    DIRECTORS

Donald W. Leonard                            William W. Woodruff
     Chairman of the Board                   President of Woodruff
                                                  Shoe Store

Hoyt M. Hackney, Jr.                         Ernst B. Kemm
     President and Treasurer                 Executive Vice President

Arthur F. Bingham
     Senior Executive Vice President


                                 TRANSFER AGENT

                         Wachovia Bank and Trust Company