Form 10KSB40/A, Exhibit 13
period 1998-04-30
WELLINGTON HALL LTD
filed 1998-08-14
CIK 105567

EXHIBIT

                                       13

                                      1998

                                  ANNUAL REPORT

                            WELLINGTON HALL, LIMITED

                            Lexington, North Carolina

TO THE SHAREHOLDERS OF WELLINGTON HALL LIMITED

     Sales declined by about $151,000 or 3%, the third consecutive year of a decline and though relatively small this year the resulting sales were and/or remained well below the level of sales necessary for the company to be profitable. During the previous year, 1997, the company received $300,000 of equity capital and new credit of $250,000 that allowed the company to remain viable while solutions were pursued. For fiscal 1998, however, the only option to generating cash, in absence of significant growth in orders, was the disposal of inventory at highly discounted prices. The results were not only losses form low production operations but also losses form large amounts of discounted inventories. For the fiscal year, the loss was $1,013,000 versus a loss last year of $507,000.

     The most immediate positive development is an order for the Company's products of approximately $450,000 received in January of 1998 from a new offshore dealer. The order was essentially confirmed with a Letter of Credit in March and though too late to affect fiscal year 1998, the order has allowed the Honduran operation to raise its production levels to a degree that should return it to profitability in the first fiscal quarter of next year ending July 31, 1998.

     With possible sales improvements also expected from domestic operation, though probably short of profitability, management believes a profit on consolidated sales will be reported for the fiscal quarter.

     On the longer term, Management has concluded that off shore, out-sourcing of the Company's products could be a means of increasing sales and utilizing the domestic facility profitably. To accomplish this, management plans to find foreign resources, design and develop product for manufacture by those resources, work closely with the sources to develop quality execution, and to market, import and distribute the products through the Lexington, N.C. facility.

     In pursuit of the out-source solution, management contacted and established a relationship with a potential resource in January of 1998. The designs were developed and the Company's sales force began taking orders in March with significant success. To date, the source has not satisfactorily satisfied management that it has the capability to produce the product in acceptable quality but it is important to point out that the product required very high standards. The source could be used for less demanding designs and a determination is scheduled for late August of 1998 as to the future of this relationship. If production is released on the new designs, sales could be affected in the second fiscal quarter of 1999 ending October 31 1998.

     A second new or alternative source, of what could become several resources, will have an on site evaluation before the end of August, 1998. This second source, different from the before mentioned, may have product already in production suitable for marketing and distribution by the Company. New designs have been developed specifically for this potential source and will be presented during the on site visit to determine their ability and interest in developing suitable samples. If the source's established product is suitable, samples could be available for introduction at the High Point International Furniture Market to be held in October. If successfully introduced, the product could possible begin shipping in February of 1999. The new designs, if pursued, would not likely begin shipping before the spring of 1999.

     Management will continue to pursue solutions to its marketing and to it's debt or financial condition as situations might develop.

Sincerely,

Hoyt Hackney, Jr.
President

Upon written request directed to the Secretary of the Company at P.O. Box 1354, Lexington, North Carolina 27293-1354, Shareholders will be furnished a copy of the Company's Annual Report on form 10-KSB without charge

                          MARKET PRICES, DIVIDENDS AND
                           RELATED SHAREHOLDER MATTERS

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

Quarter Ending    High     Low              Quarter Ending    High     Low

July     1996     0.344    0.25             July     1997     0.25     0.25
October  1996     0.50     0.281            October  1997     0.25     0.25

January  1997     0.375    0.187            January  1998     0.22     0.19
April    1997     0.313    0.313            April    1998     0.25     0.22

     These market quotations represent inter-dealer prices, without retail mark-up, mark-down or commission, and do not necessarily represent actual transactions.

     As of July 27, 1998, there were approximately 562 holders of record of the Company's Common Stock.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

     The Company's principal long-term capital resources are shareholders' equity, the term loan of Wellington Hall with Lexington State Bank and the term loan of WHCC with the Overseas Private Investment Corporation (OPIC). As of April 30, 1998, total stockholders' equity was $1,239,492 and the outstanding principal amounts of the Lexington State Bank loan and the OPIC loan were $338,197 and $898,092, respectively.

     The Lexington State Bank loan bears interest at the prime rate plus 1.5% and is payable in monthly installments of $7,000 until maturity on April 10, 2002. It is secured by substantially all of the Company's domestic assets. The net proceeds of the loan were used to refinance indebtedness used to purchase and expand the Company's Lexington, North Carolina facility.

     On March 10, 1997, WHCC and OPIC executed an amended loan agreement that, among other things, lowered the interest rate to 10% per annum as of November 1, 1996 and waived principal payments from July 31, 1996 until July 31, 1997, at which time the Company began making quarterly payments of approximately $31,000. Principal payments were scheduled to increase to approximately $62,000 on July 31, 1998 with a balloon payment of approximately $557,438 due on October 31, 1999. Upon execution of the amended documents, WHCC paid OPIC a rescheduling fee of 1% of the principal balance. The proceeds from the OPIC loan, together with funds generated internally by Wellington Hall, were used to acquire and improve the Honduran Facilities.

     On July 22, 1998, WHCC requested that OPIC waiver the principal due on July 30, 1998 and on October 31, 1998. As of August 14, 1998, WHCC had not been notified as to the final disposition of that request but WHCC only paid the interest due on July 31, 1998.

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

     The Company's primary sources of liquidity are bank lines of credit and cash flow from operations. For its domestic operations, the Company has three lines of credit with Lexington State Bank. Under its primary line, the Company may borrow the lesser of (i) $1,200,000 or (ii) the sum of 70% of the Wellington Hall's accounts receivable less than 60 days old, 50% of its finished good inventories and 10% of work in process and raw material inventories. As of April 30, 1998, the Company had $1,168,172 in borrowings under this line of credit. The Company pays interest monthly at the rate of prime plus 1% on outstanding borrowings under the facility. Principal payments are due on demand. The line of credit also contains restrictive covenants that prohibit Wellington Hall from paying dividends and making other distributions with respect to its capital stock and require it to maintain certain financial ratios, including current assets to current credit. The line of credit is reviewed annually for renewal.

     Wellington Hall is also indebted to Lexington State Bank under a demand loan for $100,000 borrowed in 1993 to finance working capital. The loan bears interest at the prime rate plus 1% payable monthly, and the outstanding balance at April 30, 1998 was $93,600.

     On January 16, 1997, Wellington Hall executed the loan documents that increased its line of credit from Lexington State Bank in the amount of $250,000. Outstanding borrowings under this facility will bear interest at the rate of prime plus 1 1/2%, payable monthly, and the outstanding balance as of April 30, 1998 was $246,000. The line of credit was reviewed on January 16, 1998 and renewed until July 16, 1998. Management has been informed by LSB that the loan will be extended to January 16, 1999. In aggregate $42,000 was available from LSB for future borrowings at April 30, 1998.

     The Lexington State Bank lines of credit and demand loan are secured by substantially all of the Company's domestic assets.

     MWH has lines of credit with two Honduran banks in an aggregate amount of $590,000. As of April 30, 1997, an aggregate of $490,000 had been borrowed under these lines, leaving approximately $100,000 for future borrowings. Borrowings bear interest at a rate that ranges between 28% and 35% payable quarterly and principal is payable on demand. The lines are secured by a second lien on the fixed assets of MWH and current assets.

     The Company's other primary source of liquidity is net cash provided by operating activities which was $96,316 and ($729,951) in fiscal 1998 and 1997, respectively. The positive cash contribution in fiscal 1998 were primarily as a result of reductions in account receivable, reductions in inventories and an increase in current liabilities. If the Company is to meet its liquidity needs in the future, it must continue to generate positive cash flows and avoid any significant losses in the future.

     As of April 30, 1998, accounts receivable had decreased by approximately $262,000 since the beginning of the fiscal year, mostly as a result of lower sales in the fourth quarter which were down $152,265 or 10% as compared to the same period last year. The receivables represented a turnover rate of about fifty-one days, a decrease of about four days when compared to the turnover rate reported at April 30, 1997. The company's normal terms of sale for the payment of invoices is Net 30 days for domestically produced goods (DPG) and 3% 10; Net 30 for foreign produced goods (FPG). In the case of export sales an Irrevocable Letter-Of-Credit is required.

     Current liabilities increased by approximately $520,000 including a $155,821 increase in current maturities and about a 62,000 increase in notes payables. All other current liabilities increased about 299,000 with half of the total being incurred by the foreign subsidiary as a result of wood purchases at the very end of the fourth quarter and an increase in a reserve for a the contingent liability for severance pay of approximately $36,000. The WHL and WHCC accounts payable increased by $64,660 and $49,252 respectively during fiscal year 1998 and accounted for most of the balance of the aggregate increase in current liabilities.

     Consolidated inventories decreased by about $352,066 during the fiscal year primarily a result of a decrease of about $495,000 to the inventory of domestically produced goods in response to reduced levels of incoming orders, excessive inventories relative to sales, and the highly discounted sale of inventory to generate operating funds. The Company utilized about $171,000 to increase domestic inventories of foreign produced products of which approximately $150,000 was in transit and was in response to an increased backlog of orders for foreign produced goods. Sales and backlogs are further discussed herein below.

     Property and equipment is reported to be up about $45,000 reflecting capital expenditures for the fiscal years. The value of the Company's foreign fixed assets are revalued to reflect the fluctuation in the value of the foreign currency. The decline in that value during the fiscal year 1998 was minimal since the devaluation of the Honduran currency relative to the prior fiscal year end was only approximately 1.6%. The historical value of the Company's Honduran assets are carried on the subsidiaries' books in the local currency, the lempira. Lempiras are converted to dollars at the spot rate in effect at period end when the Company's financial statements are consolidated, and the reduction to the reported value of these assets appears as part of the translation adjustment.

     There are no significant capital expenditures planned for fiscal year 1999 and expenditures are expected to be limited to maintenance needs which develop from time to time. The Company's total outlay for capital improvements for the fiscal year ended April 30, 1998 was approximately $45,000 used primarily to upgrading the Company's domestic operations water supply piping and to completing the retubing of its boiler at the Honduran facilities used to dry wood, and to install electrical equipment required by the power company to reduce and control consumption. . The Company is subject to the risk that foreign currency fluctuation may have an adverse impact on its operations, For example, if the Honduran currency were to stabilize in the future or to increase in value against the dollar, the Honduran subsidiary's cost might increase causing profit margins to erode. The Company, however, does not engage in any hedging of the exchange rate fluctuations. Since the acquisition of the Honduran subsidiary in 1989, the lempira has continually devalued against the U.S. dollar, from 2.0 lempira to the dollar in 1989 to 13.24 lempira to the dollar at April 30, 1998. Although the devaluation of the lempira has resulted in reductions in the historical book value of the assets and liabilities and a corresponding reduction to shareholders' equity in the form of a $1.87 million cumulative translation adjustment, the Company also benefits from lower product cost from the subsidiary as the lempira devalues. In view of the long-term trend of the devaluation, management believes that hedging of the exchange rate fluctuation is unnecessary and could reduce or eliminate the benefits of lower product costs resulting from any continued devaluation.

     As of September 1, 1996, the Company executed an Employment and Stock Purchase Agreement with Arthur F. Bingham (the "Agreement"). On October 10, 1996 Mr. Bingham loaned the Company $285,694 at terms included in an addendum to the Agreement. On February 12, 1997 and, during the Company's last fiscal quarter, Mr. Bingham purchased 600,000 shares of common stock at a price of $.50 per share, which purchase price was paid by cancellation of the foregoing loan and for an additional investment of $14,306. Mr. Bingham has also been granted options to purchase 450,000 additional shares at option prices ranging from $.80 to $1.30 per share, 300,000 of which are subject to certain performance conditions.

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

     Management believes that the resulting situation is that the Company has too much debt service, given its sales volume most recently achieved, and has inadequate funds for its plans to restoring and growing its sales to a level where its operating profits can accommodate its needs. The Company's cash position was tight during all of fiscal years 1996, 1997 and 1998, having experienced excessive wood deliveries early in the fiscal year 1996 and then a slow furniture economy and lower sales during the balance of these fiscal years while the Company continued to service its high level of indebtedness. The sale of stock to Mr. Bingham assisted the Company in meeting its working capital and other cash needs during fiscal 1997.

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

     On February 21, 1997, the Company filed a registration statement with the Securities and Exchange Commission for the offer and sale of 1,689,887 shares of its common stock. The shares were to have been offered first to the holders of record of its outstanding common stock as of a date at or about the time that the registration statement becomes effective, who would have had the right for thirty days to purchase one additional share for each share then held at a price of $.50 per share. Each Wellington Hall shareholder as of that date could also have subscribed within that thirty day period for additional shares, and any available shares would have been sold to shareholders who had subscribed therefor on a pro rata basis. Any shares still remaining after the expiration of the offering to Wellington Hall shareholders could have been sold to persons who were not directors, officers or shareholders of Wellington Hall.

     The aforementioned stock offering has been canceled because of the operating losses and all related cost, estimated to have been about $65,000, have been expensed.

     The foregoing plan, during fiscal year 1997 removed some of the pressure on the Company's working capital, made funds available to support marketing requirements and slowed the negative effect of servicing the debt. During fiscal year 1998, the sale of excessive inventories at highly discounted prices generated funds to support continued operations.

     The Company leased a 8,800 square-foot showroom located in High Point, North Carolina. Approximately 4,400 square feet of space was utilized to display the Company's products, particularly new product introductions, during the semiannual International Furniture Markets. The balance of the space was subleased to another manufacturer. On March 1, 1998 the Company's lease was amended to include only the 4,400 square feet of space the Company was actually using. The Company believes the showroom is in good condition and suitable for its intended use and the amendment to the lease will have no material effect on the Company's intended use of the space. The Company's monthly obligation for rent will be be $4,025 versus approximately $9,050 prior to the execution of the amendment.

RESULTS OF OPERATIONS

Fiscal Year ended April 30, 1998 compared to Fiscal Year ended April 30, 1997

     Consolidated revenues for the fourth quarter and fiscal year ended April 30, 1998 were down $152,265 or 11% and for the year the results were down $157,035 or 3% compared with results reported last year. The decline for the quarter reflects a drop in sales of both domestically produced goods (DPG) and the company's foreign produced goods (FPG). For the year the decline for DPG sales were almost offset by increased sales of FPG experienced in the first three quarters. The increase in FPG was the result of an 53% increase in OEM sales, (products sold to other manufacturers), and a 2.5% increase in products sold to the retail trade. These results were affected by changes in the Company's prices on those product distributed through retailers. Those prices were increased between four and five percent in October 1997.

     Sales of domestically produced goods for the fourth quarter were about $834,000, down $139,000 or 14% from the $973,340 reported last year while sales for the fiscal year were $3,673,000 down $425,000 or 10% from the $4,098,000 recorded last year. Sales of foreign produced goods, net of inter company sales, for the quarter were approximately $458,000 down $14,000 from the previous year's fourth quarter and were $2,075,000 for the the year versus $1,713,709 last year, an increase of $361,000 or 21% .

     The consolidated sales included $31,000 and $592,000, for the fourth quarter and fiscal year, respectively, of highly discounted sales of inventories deemed to be slow moving, of unacceptable quality or discontinued product. These sales were generated at the Furniture Clearance Center or at two "Tent" sales held at the Lexington N.C. facility in May and October of 1997. In addition, management estimates that a list of inventory items published to the Company's sales force early in the fourth quarter account for another $200,000 or more in highly discounted sales. All of the sales from the published list were at 50% of the regular wholesale price. Without these highly discounted sales, revenues would have been significantly less. All of these sales contributed significantly and materially to cost of goods sold and to the reported operating losses.

     The sales of domestic products during the fourth quarter and fiscal year were at a levels below those sales reported over the last two years and remains well below the Company's production capacity and an estimated level of sales necessary for the operation to be profitable. The Company experienced a significant drop in the rate of incoming orders for these products last in 1994 and has experienced a continuing downward trend since that time. Several fundamental factors probably contribute to the cause of this trend including the somewhat distress level of the furniture economy during the period relative to the strong nation economy, a shrinking distribution base, more and more retailers have gone out of business, changing consumer taste away from more formal designs such as the Company's products, and imports which have possibly undercut the value of domestically produced goods.

     Means of reversing the downward trend regarding sales of domestically produced products and returning those operations back to profitability have been elusive, and several avenues pursued over time have shown initial promise only to stall and have little lasting material effect. It is uncertain whether these trends will continue but, if the Company's strategies do not successfully counteract these trends, they could continue to have a material adverse effect on the Company's results of operations and financial condition.

     The decline in domestic sales has also negatively effected the Company's foreign operations. The domestic operation was consuming a significant portion of the foreign output as dimension stock, carved and/or turned components and unfinished assemblies into domestic production. The decline has effectively cost the foreign operation its best and largest customer. To counteract this loss and to increase revenues and operations at the Honduran facility, effort has been directed at selling other manufactures and wood consumers their products and production requirements; OEM sales. These sales during the quarter ended April 30, 1998 were about $33,000, down about $79,000 as compared to last year's fourth quarter. For the fiscal year, sales were approximately $488,000 an increase of about $170,000 or 54% and accounted for 78% of all the growth in foreign produced goods and 8.41% of total consolidated sales up from 5.0% last year.

     The company introduced a number of new designs to its domestic product line at the International Furniture Market held in High Point, N.C. in April of 1998. These new items have been selected to better utilize the component and assembly capacity of the Honduran operation and the finishing capacity of the domestic operation. The resulting sales of those introductions were marginal. However, all the items have been committed to production though on a somewhat delayed schedule and November-December delivery such that additional orders can be solicited at the October 1998 market to assure all the production is sold.

     The Company's firm backlog of orders on April 30, 1998 is reported as about $2,382,000, a 16.4% increase when compared with the backlog of $2,047,000 on April 30, 1997. The backlog included $1,327,000 of domestically produced goods
(DPG) as opposed to $1,289,500 included in the April 30, 1997 backlog. The backlog included $1,055,000 of foreign produced goods (FPG), less inter company orders, versus $758,000 on April 30, 1997. Both the backlogs for DPG and FPG were significantly increased by a large order received from a new dealer late in January for export. If this new distribution becomes an ongoing process, as expected, annual sales to this singular account could exceed 10% of the company's projected fiscal 1998 revenues.

     The company had at April 30, 1998 an additional backlog of approximately $640,000 for products it has begun marketing under the name Wellington Hall Imports. These new company sponsored designs will be manufactured exclusively for the company by a foreign manufacturer with whom management has established a relationship. The Company has no contractual relationship with the supplier. The company planned to officially introduce the line at the International Furniture market held in High Point, NC in April of 1998 but samples did not arrive and now the plan is to introduce the products at the market scheduled for October of 1998. Pre-marketing began throughout the country in early February, 1998. To date the response has been very significant, and by mid-March the company had received most of the orders reflected in the above mentioned backlog. The backlog has been excluded from the total because of uncertainties about this manufactures ability to produce the quality of product the Company requires. Presently, the Company hopes to make a determination about this sources quality in August of 1998 and, if favorable, to release production which would become available to begin shipping by the end of the second fiscal quarter ending October 31, 1998.

     Cost of sales increased approximately $24,000 to about $1,446,000 for the fourth quarter and about $373,000 to $4,833,000 for the fiscal year ended April 30, 1998. For the quarter the Cost of Sales were 112% of sales mostly as a result of $385,000 of domestic inventories being charge to Cost of Sales during the quarter. For the fiscal year the Cost of Sales were 86% of sales mostly as a result of $495,000 of domestic inventories being charge to Cost of Sales during the year. The decline in inventory mostly reflects the highly discounted sale of inventory to generate operating funds and to rid the Companys inventory of discontinued or distressed goods. Over the last two years the Company has continually discontinued products as rate of sales on items became to low to justify their continued production. These Cost of Sales increases also reflecting reduced level of domestic and foreign production during the fourth quarter and through out much of the year to levels below the estimated break even points.

     Selling, general and administrative expenses decreased about $29,000 or 9% for the fourth fiscal quarter and about $61,000 during the fiscal year mostly as a result of less commissions paid on lower sales and reduction in administration and marketing costs. The reported level of sales & administrative expenses are expected to continue through the next quarter with the exception of increased commissions, if sales increase. The decrease for the year came about even though sales aids expense (catalogs) increase $61,000 and an additional $35,000 in " Legal and Professional" cost as a result of the aborted stock offering were expensed.

     Interest expenses of $106,113 for the fiscal fourth quarter represent an increase of about $1,000 over that paid during the previous year fourth quarter. For the fiscal year 1998, interest expenses were $448,510, up about $44,000 over the prior year, as a result of added borrowing during the previous fiscal year. The additional borrowing in fiscal 1997 covered operating losses and increased wood purchases at the Honduras facility to raise production in response to higher backlog. Long-term debt declined during the year by about $170,000 and short term borrowing increased by approximately $70,000 since the beginning of the current fiscal year. Of that sum, $10,000 were for domestic operations and the balance of the additional borrowing were for foreign operations and were used to finance various elements of the operating losses.

     For the the fiscal quarter ended April 30, 1998, operating income (earnings before interest and taxes) was a loss of about ($519, 000), (23) cents per share, compared to a loss of ($384,000), (17.0) cents per share for quarter ended April 30, 1997. For the fiscal year ended April 30, 1998 the operating income was a loss of ($572,220), ($.25) per share versus the previous year's loss of ($112,000) or ($.05) per share. The net loss for the fourth quarter was ($615,000), (27.0) cents per share versus a loss of ($479,000) or (26.0) cents per share, while for the fiscal year there is a net loss of ($1,013,225) or ($.45) per share, compared to a net loss of ($507,212) or ($.28) per share for the prior year, fiscal 1997.

     The net loss reported in the fourth quarter and fiscal year ended April 30, 1998 are a result generally of slow sales and the company's limited operating capital. Because of the slow sales and to avoid increasing inventories, it was necessary, during the fourth quarter and most of the year, to reduce production volumes, primarily assembled production, in the Company's domestic and foreign operations to levels below that required to manage labor and overhead cost. In addition, the Company sold off inventories at discounted prices to generate cash to cover the operating loss and to finance continued operations.

     Sales of foreign produced products for the upcoming quarter are expected to improve as production at the Honduras facility rises allowing the higher backlog of orders for these products to be shipped. There remains some doubt as to the performance that might be expected from the domestic operations which will be more dependent on the amount of orders received for those products as the quarter progresses.

TURLINGTON AND COMPANY, L.L.P.

                          INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Wellington Hall, Limited and Subsidiaries
Lexington, North Carolina

We have audited the accompanying consolidated balance sheets of Wellington Hall, Limited and Subsidiaries as of April 30, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of Wellington Hall, Limited and Subsidiaries, management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Muebles Wellington Hall, S.A., a wholly-owned subsidiary, which statements reflect total assets of $1,522,535 and $1,591,286, respectively as of April 30, 1998 and 1997, and total revenues of $1,870,046 and $1,995,456, respectively for the years ended April 30, 1998 and 1997. These statements were audited by others auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included in Muebles Wellington Hall, S.A., is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards required that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also include assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wellington Hall, Limited and Subsidiaries as of April 30, 1998 and 1997, and the results of their operations, and their cash flows for the years ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that Wellington Hall, Limited and Subsidiaries will continue as a going concern. As discussed in Note 20 to the consolidated financial statements, under existing circumstances, there is substantial doubt about the ability of Wellington Hall, Limited and Subsidiaries to continue as a going concern at April 30, 1998. Management's plans in regard to that matter also are described in Note 20. The consolidated financial statements do not include any adjustments that might result form the outcome of this uncertainty.

/s/ Turlington and Company, L.L.P.

July 28, 1998

KPMG Peat Marwick Aseores, S.de R.L.

                         Report of Independent Auditors
                         ------------------------------

Board of Directors
Muebles Wellington Hall, S.A. de C.V.:

We have audited the accompanying balance sheet de Muebles Wellington Hall, S.A. de C.V., San Pedro Sula, Honduras, as of April 30, 1998 and the related statements of loss, retained earnings and cash flows for the year ended. Such financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Muebles Wellington Hall, S.A de C.V., as of April 30, 1997, was audited by other auditors, whose reported dated July 15, 1997, expressed an unqualified opinion on such financial statements.

We conducted our audit in accordance with auditing international standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts an disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the above mentioned financial statements present fairly, in all material respects, the financial position of Muebles Wellington Hall, S.A. de C.B., as of April 30, 1998, the results of its operations and its cash flows for the year then ended, in conformity with the accounting international standards.

                                        /s/ KPMG Peat Marwick

July 28, 1998

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------

                                                                  April 30
               ASSETS                                       1998           1997
                                                        -----------    -----------
Current assets:
   Cash:
      Cash on hand                                      $       400    $       400
      Cash in demand deposits                                32,114         53,715
   Accounts receivable:
      Trade                                                 726,612        986,954
      Less, allowance for doubtful accounts                 (66,947)       (63,843)
   Note receivable - officer                                 12,605         28,393
   Inventories                                            4,010,961      4,363,027
   Prepaid expenses                                          79,568        170,434
   Deferred income taxes                                     18,165         19,713
                                                        -----------    -----------
                                                          4,813,478      5,558,793
                                                        -----------    -----------
Property and equipment:
   Cost                                                   2,187,922      2,150,193
   Less, accumulated depreciation                         1,366,915      1,281,690
                                                        -----------    -----------
                                                            821,007        868,503
                                                        -----------    -----------
Other assets:
   Deferred income taxes                                    107,686         98,532
   Other                                                     35,059         34,735
                                                        -----------    -----------
                                                            142,745        133,267
                                                        -----------    -----------
                                                        $ 5,777,230      6,560,563
                                                        ===========    ===========
               LIABILITIES
Current liabilities:
   Current maturities on long-term debt                 $   356,264    $   196,443
   Notes payable - other                                  1,998,360      1,935,972
   Accounts payable - trade                                 567,100        372,139
   Customer deposits                                         64,177         45,757
   Other current liabilities                                382,813        298,014
                                                        -----------    -----------
                                                          3,368,712      2,848,325

Noncurrent liabilities:
   Long-term debt, less current maturities                  905,026      1,205,294
   Deferred compensation accrual                            264,000        240,000
                                                        -----------    -----------
                                                          4,537,738      4,293,619
                                                        -----------    -----------
               STOCKHOLDERS' EQUITY
Common stock; authorized 6,000,000 shares;
   no par shares issued and outstanding
   1998 - 2,289,887 and 1997 - 2,289,887                  3,354,531      3,354,531

Preferred stock; authorized 5,000,00 shares; $5 par;
   no shares issued and outstanding for 1997 and 1996           -0-            -0-

Cumulative translation adjustments                       (1,870,875)    (1,856,648)

Retained earnings                                          (244,164)       769,061
                                                        -----------    -----------
                                                          1,239,492      2,266,944
                                                        -----------    -----------
                                                        $ 5,777,230    $ 6,601,314

               The accompanying notes are an integral part of the
                        consolidated financial statements

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES
                        CONSOLIDATED STOCKHOLDERS' EQUITY
                        ---------------------------------

                                                        Years Ended April 30
                                                        1998           1997
                                                        ----           ----
Common stock:
    Authorized 6,000,000 shares; no par

           Balances, beginning of years              $ 3,354,531    $ 3,054,531

           Shares issued during the years                     --        300,000
                                                     -----------    -----------

           Balances, end of years                      3,354,531      3,354,531
                                                     -----------    -----------
Preferred stock:
    Authorized 5,000,000 shares; $5 par;
    issued and outstanding beginning and
    end of years                                               0              0
                                                     -----------    -----------
Cumulative translation adjustments:

    Balances, beginning of years                      (1,856,648)    (1,669,945)

    Translation of foreign currency statements           (14,227)      (186,703)
                                                     -----------    -----------
    Balances, end of years                            (1,870,875)    (1,856,648)
                                                     -----------    -----------
Retained earnings:

    Balances, beginning of years                         769,061      1,276,273

    Net loss for the years                            (1,013,225)      (507,212)
                                                     -----------    -----------
    Balances, end of year                               (244,164)       769,061
                                                     -----------    -----------
                                                     $ 1,239,492    $ 2,266,944
                                                     ===========    ===========

               The accompanying notes are an integral part of the
                        consolidated financial statements

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------

                                                     Years Ended April 30, 1997
                                                         1998           1997
                                                         ----           ----
Revenue:
   Sale of furniture                                 $ 5,661,309    $ 5,812,344
   Other income                                            5,859          3,925
                                                     -----------    -----------
                                                       5,667,168      5,816,269
                                                     -----------    -----------
Costs and expenses:
   Cost of goods sold                                  4,833,077      4,460,775
   Other operating, selling, general,
      and administrative expenses                      1,406,412      1,467,940
   Interest expense                                      448,510        404,147
                                                     -----------    -----------
                                                       6,687,999      6,332,862
                                                     -----------    -----------
           Income (loss) before income taxes
              (benefits)                              (1,020,831)      (516,593)

Income tax benefits                                       (7,606)        (9,381)

           Net income (loss) for the years           ($1,013,225)   ($  507,212)
                                                     ===========    ===========

Earnings (loss) per share of common stock:
   Basic and assuming full dilution:
      Net income (loss) for the years                ($      .45)   ($      .28)
                                                     ===========    ===========

               The accompanying notes are an integral part of the
                        consolidated financial statements

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------

                                                        Years Ended April 30
                                                        1998            1997
                                                        ----            ----
Cash flows form operating activities:
   Net income (loss for the years)                  ($1,013,225)    ($  507,212)
   Adjustments to reconcile net income (loss)
      to net cash provided by (used for)
      operating activities:
         Depreciation                                    88,694         102,473
         Gain on sale of equipment                       (1,200)
         Deferred compensation                           24,000          24,000
        Allowance for slow-moving inventory             (45,271)        115,176
         Deferred income taxes                           (7,606)         (9,381)
       Changes in assets and liabilities:
          Accounts receivable                           262,034        (220,543)
          Note receivable, officer                       15,788            (485)
          Inventories                                   381,037         (83,840)
         Prepaid expenses                                90,608         (39,444)
         Other assets                                      (898)         (4,276)
        Accounts payable, customer deposits,
           and other current liabilities                301,155        (105,219)
                                                    -----------     -----------
       Net cash provided by (used for)
         operating activities                            96,316        (729,951)
                                                    -----------     -----------
Cash flows from investing activities:
     Purchasing of equipment                            (46,566)        (73,922)
     Proceeds from sale of equipment                                      1,200
                                                    -----------     -----------

          Net cash used for investing activities        (46,566)        (72,722)
                                                    -----------     -----------
Cash flows from financing activities:
   Short-term borrowings                                 70,077        664, 942
   Payments on long-term debt                          (140,446)       (182,620)
   Proceeds from issuance of stock                           --         300,000
                                                    -----------     -----------
          Net cash provided by (used for)
            financing activities                         70,369         782,322
                                                    -----------     -----------

Effect of exchange rate changes on cash                    (982)         18,710
                                                    -----------     -----------
    Net increase (decrease in cash                      (21,601)         (1,641)

Cash, beginning of years                                 54,115          55,756
                                                    -----------     -----------

Cash, end of years                                  $    32,514     $    54,115
                                                    ===========     ===========
Cash paid during the years for
   Income taxes                                            $-0-            $-0-
                                                    ===========     ===========

   Interest                                         $   425,831     $   402,975
                                                    ===========     ===========

               The accompanying notes are an integral part of the
                        consolidated financial statements

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              As of and for the Years Ended April 30, 1998 and 1997
              -----------------------------------------------------

1.   Summary of Significant Accounting Policies:

     These consolidated financial statements were prepared on the basis of generally accepted accounting principles. The more significant of these principles are described as follows:

     inventories are stated at the lower of cost or market with cost computed by use of the first-in, first-out method. Provision has been made for obsolete and slow-moving inventory.

     Property and equipment is carried at cost less accumulated depreciation. Net assets and expenditures which substantially increase the useful lives of the existing assets are capitalized. Maintenance and repairs are expenses as incurred. Depreciation is computed by use of the straight-line method over the estimated useful lives of the assets.

     Earnings  per share are  computed  by  dividing  net  income  (loss) by the
     weighted   average  shares   outstanding  and  diluted  share   equivalents
     outstanding.

     Revenue from sales is recognized when materials are shipped to the customers.

     The consolidated financial statements include the accounts of Wellington Hall, Limited and its wholly-owned subsidiaries, Wellington Hall Caribbean Corp., Muebles Wellington Hall, S.A., and Palmetto Furniture Galleries, Inc. was formed during the year ended April 30, 1998. Both of these subsidiaries were accounted for as purchases.'

     The financial statements of foreign subsidiaries have been translated into U.S dollars in accordance with Statement of Financial Accounting Standards
     (SFAS) No. 52. All balance sheet accounts have been translated using the current exchange rates at the balance sheet date. Income statement amounts have been translated using the average exchange rate form the year. The gains and losses resulting from the change in exchange rates during the year have been reported separately as a component of stockholders' equity entitled "cumulative translation adjustments". Net currency transaction gains which occurred during the year are included in net earnings and amounted to approximately $936 and $9,970, respectively, during the years ended April 30, 1998 and 1997.

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ form those estimates.

2.   Nature of Operations and Concentration of Credit Risk:

     Wellington Hall, Limited and subsidiary, Muebles Wellington Hall, S.A. are manufacturers of wall systems, dining room, bedroom, and accent and occasional furniture, with plant facilities located in Lexington, North Carolina and San Pedro Sula, Honduras. The accent and occasional furniture accounts for approximately 50% of the Company's total sales. The remaining 50% of total sales is split about evenly over the other three product lines. Wellington Hall Caribbean Corp. is a sales organization located in Lexington, North Carolina responsible for selling Muebles Wellington Hall, S.A.'s products to both the general public and Wellington Hall, Limited. Palmetto Furniture Galleries, Inc. is also a sales organization located in Lexington, North Carolina responsible for selling second quality furniture of both manufacturing affiliates. The Company grants credit to customers who are located primarily in the U.S.

     The Company's policy is to maintain its cash balances in reputable financial institutions insured by the Federal Deposit Insurance Corporation which provides $100,000 of insurance coverage one each customer's cash balances. At times during the years, the Company's cash balances exceeded $100,000. Management believes that this policy will not cause any adverse effect to the Company.

3.   Note Receivable - Officer

     On January 30, 1992, Hoyt Hackney, President and Chief Executive Officer, exercised options and awards for 180,000 shares of common stock at the option price of $.80 per share resulting in a net increase in common stock of $144,000. This increase was accomplished by cash of $40,000 being paid over to the Company along with the issuance of a demand note to the Company by Hoyt Hackney of $104,000. The note receivable - officer is collateralized by the assignment of the interest the officer has in the Company's deferred compensation accrual account and bears interest at the federal rate as issued form time to time.

             ------------------------------------------------------

     The note balance at April 30, 1998 and 1997 was $12,605 and $28,393, respectively.

4.   Inventories:
          Inventories consisted of the following:

                                                      1998            1997
                                                      ----            ----

     Finished goods                               $ 1,867,072     $ 1,912,759
     Work-in- process                               1,482,191       1,702,500
     Raw materials                                    730,144         862,944
                                                  -----------     -----------
                                                    4,079,407       4,478,203

     Less, allowance for slow-moving inventory        (68,446)       (115,176)

                                                  $ 4,010,961     $ 4,363,027
                                                  ===========     ===========

5.   Property and Equipment:
          The major classes are as follows:

                                                    1998          1997
                                                    ----          ----
     Land and buildings                          $1,117,651    $1,107,151
     Machinery and equipment                        889,574       869,883
     Furniture, fixtures, and other equipment       180,697       173,159
                                                 ----------    ----------

                                                 $2,187,922    $2,150,193
                                                 ==========    ==========

     Depreciation expense for the years ended April 30 1998 and 1997 amounted to $88,694 and $102,473, respectively.

6.   Short-term Loans:

     The Company has a demand loan payable to Lexington State Bank for $93,600 and $85,600, respectively, at April 30, 1998 and 1997.

     The Company has a line of credit agreement for short-term debt with Lexington State Bank. The Bank agreed to extend the Company in the form of a lone of credit the lesser of $1,200,000 or 70% of the Company's accounts receivable less than 60 days old, 50% of the finished goods inventory, and 10% of the work-in-process and raw materials inventories which sum amounted to $820,047 at April 30, 1998 and $1,055,579 at April 30, 1997. The Company
     executed a $1,200,000 demand promissory note against which the Bank shall advance funds at the Company's request. Interest is at the rate of 1% above prime. This agreement is reviewed annually for renewal. At April 30, 1998 and 1997, $1,168,172 and $1,178,400, respectively, was advance under this agreement. This loan is secured by all present and future personal property assets of the Company.

     During the year ended April 30, 1997, the Company obtained an additional line of credit agreement for short-term debt with Lexington State Bank for up to $250,000, bearing interest at the rate of 1.5% above prime. The loan is secured by substantially all of the assets of Wellington Hall, Limited. At April 30, 1998 and 1997, $246,000 and $233,000 respectively, was advanced under this agreement.

     The weighted average interest rate on the above short-term loans for the years ended April. 30, 1998 and 1997 was 9.56% and 9.44% respectively.

     The Company had line of credit agreements with two Honduran banks bearing interest rates ranging from 29% to 40% with outstanding balances of $490,588 and $438,972 respectively, at April 30, 1998 and 1997. The banks have a second mortgage on fixed assets and a lien on inventories as security for these loans. The Company's unused credit lines with Honduran banks approximated $35,000 and $155,000 respectively, as of April 30, 1998 and 1997.

             ------------------------------------------------------

7.   Long-term Debt:
          Long-term debt consisted of the following:

                                                          1998          1997
                                                          ----          ----

     E. Kemm
        Interest payable monthly at 1% above prime    $   25,000    $   25,000

     Overseas Private Investment Corporation
        Interest rate 10.00%, payable in quarterly
        installments of $30,969 plus interest
        through April 30, 1998. Beginning July 31,
        1998, quarterly installments increase to
        $61,937 plus interest with a balloon
        payment due October 1999                         898,092       990,999

     Lexington State Bank
        Interest rate 10.00% payable in monthly
        installments of $7,000 with interest at
        1,5% above prime                                 338,196       385,738
                                                      ----------    ----------
                                                       1,261,288     1,401,737
           Less, current maturities                      356,262       196,443
                                                      ----------    ----------
                                                      $  905,026    $1,205,294
                                                      ==========    ==========

     The weighted average interest rate paid E. Kemm amounted to 9.50% and 9.56%, respectively, for the years end April 30, 1998 and 1997.

     E. Kemm is a stockholder and an officer of the Company.

     The Overseas Private Investment Corporation loan is secured by a first lien on all real estate and all current and future fixed assets of Muebles Wellington Hall, S.A. and a security interest in the Sales Agreement between Muebles Wellington Hall, S.A. and Wellington Hall Caribbean Corp.

     The Lexington State Bank loan is secured by a first lien on all assets of Wellington Hall, Limited.

     The projected payments of long-term debt in each of the five years subsequent to April 30, 1998 are:

           Year Ending April 30                  Amount
           --------------------                  ------
                  1999                         $  356,262
                  2000                            677,423
                  2001                             64,126
                  2002                             70,841
                  2003 and After                   92,636

     During the year ended April 30, 1997, the Overseas Private Investment Corporation suspended quarterly principal payments from the period July 31 1996 through April 30, 1997. The interest rate was reduced from 12.00% to 10.00% effective November 1, 1996.

8.   Stock Option Plan:

     On February 10, 1997, the Board of Directors approved the Wellington Hall, Limited 1997 Stock Option and Restricted Stock Plan (the Plan). The Plan has a term of ten years, expiring on February 9, 2007. Under the Plan, the Company may grant options or restricted stock awards to key employees, officers, or directors for up to an aggregate of 1,200,000 shares of common stock, with no individual receiving more than 600,000 shares. The price of the shares issued under the Plan are to be determined at the time of the grant, not to be below 100% of the fair market value of the common stock at the time of the grant. The Plan was approved by the stockholders of the Company at the October 1, 1997 annual stockholders' meeting. At April 30, 1998, no options or stock awards had been granted.

9.   Capital Stock and Capital Structure:

     The Company, in accordance with its long-term loan agreement and line of credit with Lexington State Bank, is restricted from paying dividends on its capital stock without prior written consent of the Bank.

              -----------------------------------------------------

9.   Capital Stock and Capital Structure (Continued):

     All shares of capital stock represent voting shares.

     During the year ended April 30, 1997, the Company issued an additional 600,000 shares of common stock at $.50 per share to an existing officer/stockholder. In addition, the officer was given a stock option plant as described in Note 8.

     Also in 1997, the Company filed a registration statement with the Securities and Exchange Commission for the offer and sales of 1,689,887 shares of its common stock at $.50 per share. During the fiscal year ended April 30, 1998, the proposed stock offering was abandoned.

10.  Income Taxes:

     At April 30, 1998, the Company had federal net operating loss carryforwards of $1,219,735 that expire in 2010 through 2013, and state net operating loss carryforwards of $1,452,677 that expire in 1999 through 2003. For financial reporting purposes, a valuation allowance of $488,284 (an increase of $243,323 during the year) has been recognized to offset the deferred tax assets related to the carryovers and certain other deferred tax assets.

     At April 30, 1997 the Company had federal operating loss carryforwards of $490,517 that expire in 2010 through 2012, and state net operating loss carryforwards of $782,266 that expire in 1998 through 2002. For financial reporting purposes, a valuation allowance of $244,961 has been recognized to offset the deferred tax assets related to the carryovers and certain other deferred tax assets.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                          1998          1997
                                                          ----          ----
     Deferred tax assets:
        Book over tax depreciation                     $             $   4,668
        Book allowance for doubtful accounts              19,596        19,713
        Tax over book inventory                           38,311        38,810
        Deferred compensation                            102,828        93,864
        State net operating loss carryforwards            74,475        41,772
        Federal net operating loss carryforwards         380,481       164,379
                                                       ---------     ---------
                                                         615,691       363,206
        Valuation allowance for deferred tax assets     (488,284)     (244,961)
                                                         127,407       118,245

     Deferred tax liability:
        Tax over book depreciation                         1,556
                                                       ---------     ---------
           Net deferred tax asset                      $ 125,851     $ 118,245
                                                       =========     =========

     Classification on the Company's Consolidated Balance Sheets is as follows:

                                                          1998          1997
                                                          ----          ----
          Current assets                               $  18,165     $  19,713
          Noncurrent asset                               107,686        98,532
                                                       ---------     ---------
                                                       $ 125,851     $ 118,245
                                                       =========     =========

             ------------------------------------------------------

10.  Income Taxes (Continued):

     There follows a reconciliation of the income taxes per the income tax returns with the income tax deductions per the Consolidated Statement of
     Income:

                                                    1998            1997
                                                    ----            ----
          Amounts shown by returns (net)         $      -0-      $      -0-
          Deferred income taxes                      (7,606)         (9,381)
                                                 ----------      ----------
                                                 ($   7,606)     ($   9,381)
                                                 ==========      ==========

          Effective income tax rates                   (.75%)          (1.8%)
                                                 ==========      ==========



     No provision has been made for U.S. income taxes on unremitted earnings of the foreign subsidiary (approximately $155,289 and 408,725, respectively) at April 30, 1998 and 1997) since it is the present intention of management to indefinitely reinvest these earnings.

     The components of income (loss) before income taxes are as follows:

                                                    1998            1997
                                                    ----            ----
          Domestic                              ($  778,955)    ($  445,698)
          Foreign                                  (241,876)        (70,895)
                                                 ----------      ----------
                                                ($1,020,831)    ($  516,593)
                                                 ==========      ==========

     Federal, foreign, and state income taxes (benefits) consisted of the following:

                                                    1998            1997
                                                    ----            ----
          Federal                               ($    5,800)    ($    7,036)
          Foreign                                       -0-             -0-
          State                                      (1,806)    ($    2,345)
                                                 ----------      ----------
                                                ($    7,606)    ($    9,381)
                                                 ==========      ==========

     The following schedule reconciles the difference between the U.S. federal income tax rate and the effective tax rate:

                                                    1998            1997
                                                    ----            ----
          Tax computed at the U.S. federal rate        34.0%           34.0%
          Increases (decreases) resulting from:
             Deferred income taxes                     (.75)           (1.8)
             Nondeductible expenses and benefit
              of domestic net operating loss          (34.0)          (34.0)
                                                 ----------      ----------
                                                      ( .75%)          (1.8%)
                                                 ----------      ----------

11. Financial Information Relating to Foreign and domestic Operations and Export Sales:

                                                    1998            1997
                                                    ----            ----
          Sales to unafilliated customers
             United States                       $5,661,309      $5,802,687
             Republic of Honduras                                $    9,657
                                                 ----------      ----------
                Total sales                      $5,661,309      $5,812,344
                                                 ==========      ==========

          Sales (export sales) or transfers
           between geographic areas:
             Sales from Republic of Honduras
              subsidiary to United States parent
              company, at market value
              (export sales)                     $1,866,247      $1,985,799
                                                 ==========       =========

             ------------------------------------------------------

11. Financial Information Relating to Foreign and Domestic Operations and Export Sales (Continued):

                                                    1998            1997
                                                    ----            ----
          Transfers from United States parent
           company to Republic of Honduras
           subsidiary of materials and supplies,
           at cost                               $  228,421      $  237,235
                                                 ==========      ==========

          Operating profit:
             United States                      ($  504,788)    ($  178,275)
             Republic of Honduras                   (67,533)         65,829
                                                 ----------      ----------
                Loss before interest and
                 income taxes                   ($  572,321)    ($  112,446)
                                                 ==========      ==========

                                                    1998             1997
                                                    ----             ----
          Identifiable assets:
             United States                       $4,305,277      $5,112,362
             Republic of Honduras                 1,471,953       1,448,201
                                                 ----------      ----------
                Total assets                     $5,777,230      $6,560,563
                                                 ==========      ==========

12.  Leases

     The Company leases showroom space under a five and one-half year operating lease expiring in April 1999. This lease was amended in March 1998. The Company formerly sublet a portion of this showroom space to another company.

     The Company also leases office equipment under noncancelable leases expiring in 1998 through 2001.

     Net minimum lease payments on the foregoing leases amount to $43,043 for 1999, $1,695 for 2000, and $1,695 for 2001.

     Net lease expenses of the foregoing leases for the years are summarized as follows:

                                                    1998            1997
                                                    ----            ----
          Lease expense                          $   97,634      $  109,210
          Sublease income                            46,214          46,776
                                                 ----------      ----------
             Net lease expense                   $   51,420      $   62,434
                                                 ==========      ==========

13.  Contingent Liability:

     In accordance with the Honduran Labor Code, the Company has the obligation to pay severance compensation to its employees in the event of dismissal under certain specific circumstances. It is the policy of the Company to pay such severance payments in accordance with the Law. At April 30, 1998 and 1997, the estimated contingent liability aggregated approximately $153,030 and $155,564, respectively.

14.  Earnings Per Share:

     During the year ended April 30, 1998, Wellington Hall, Limited and Subsidiaries adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share". SFAS No. 128 requires entities to present basic earnings per share computed by dividing income available to common stockholders by the weighed average number of common shares outstanding (2,289,887 shares in 1998 and 1,839,887 shares in 1997). The company has no diluted share equivalents outstanding and, therefore, the computation of diluted earnings per share results in the same earnings as basic earnings per share. The adoption of SFAS No 128 had no material impact on the calculation of earnings per share for the year ended April 30, 1997.

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

                  --------------------------------------------

16.  Deferred Compensation Agreement:

     On May 8, 1987, the company adopted a Deferred Compensation Agreement with the President of the Company which will provide for the payment of $50,000 per year for 10 years in monthly installments when the President reaches age 62 and retires. The agreement provides that if he dies before he has received the total payments or if he dies before retirement, then his beneficiary shall receive the benefit balance thereof in monthly installments. In future years, the deferred compensation will be accrued over the remaining term of service by the President on a present value basis. The accruals for the years ended April 30, 1998 and 1997 were $24,000.

17.  Profit Sharing Plan:

     During the year ended April 30, 1987, the Company adopted a combined Profit Sharing and Salary Reduction Plan. The company contributes 50% of the employee contributions with a 2% maximum Company contribution on each employee's salary. The Plan also has a feature whereby the Directors can set aside certain profits as determined annually by the Directors. The Profit Sharing and Salary Reduction Plans are tax exempt under applicable sections of the Internal Revenue Code. The contributions by the Company for the years ended April 30, 1998 and 1997 were $2,714 and $7,259, respectively.

18.  Quarterly Financial Data - Unaudited:

     The following is a summary of the quarterly results of operations for the years ended April 30, 1998, and 1997:

                                                   Fiscal 1998 Quarters
                                                   --------------------
                                     First         Second          Third          Fourth
                                     -----         ------          -----          ------

     Net Sales                   $ 1,572,819     $1,467,983    $ 1,327,101     $ 1,293,406

     Cost of goods sold            1,350,591      1,004,333      1,032,302       1,445,851

     Gross profit                    222,228        463,650        294,799        (152,445)

     Net income (loss)              (289,389)         5,783       (114,505)       (615,114)

     Net income (loss) per
        common share (primary
        and fully diluted)              (.13)           -0-           (.05)           (.27)

                                                   Fiscal 1997 Quarters
                                                   --------------------
                                     First         Second          Third          Fourth
                                     -----         ------          -----          ------

     Net Sales                   $ 1,246,698     $1,586,709    $ 1,533,266     $ 1,445,671

     Cost of goods sold              850,591      1,066,480      1,086,343       1,457,361

     Gross profit                    396,107        520,229        446,923         (11,690)

     Net income (loss)               (15,016)        51,478        (63,809)       (479,865)

     Net income (loss) per
        common share (Primary
        and fully diluted)              (.01)           .03           (.04)           (.26)

19.  Disclosures about Fair Value of Financial Instruments:

     Statement of Financial Account Standards (SFAS0 No. 107, "Disclosure About Fair Value of Financial Instruments", requires that the company disclose estimated fair values for its financial instruments. The following methods and assumptions were used to estimate fair value of each class of financial instruments for which it is practicable to estimate that value:

     Cash:
          The carrying amount approximates fair value.

     Note receivable - officer
          The carrying amount approximates fair value.

             ------------------------------------------------------

19.  Disclosures About Fair Value of Financial Instruments (continued):

     Notes payable - other:
          Due to the fact that these short-term notes payable within one year, the carrying amount approximates fair value.

     Long-term debt:
          The fair value of long-term debt is estimated based on the current rates the Company could obtain on debt of the same remaining maturities:

     The estimated fair values of the Company's financial instruments are as follows:

                                            1998                          1997
                                            ----                          ----
                                   Carrying         Fair         Carrying         Fair
                                    Amount          Value         Amount          Value
                                    ------          -----         ------          -----
     Case                        $    32,514     $   32,514    $    54,115     $    54,115
     Note receivable-officer          12,605         12,605         28,393          28,393
     Note payable-other            1,998,360      1,998,360      1,935,972       1,935,972
     Long-term debt                1,261,288      1,261,288      1,401,737       1,401,737

20.  Going Concern Considerations:

     As reflected in the accompanying consolidated financial statements, the Company incurred a $1,013,225 net loss for the year ended April 30, 1998. The Company's gross profit percentage decreased from 23% for the year ended April 30, 1997 to 15% for the year ended April 30, 1998. Accounts receivable turnover declined during the year ended April 31, 1998. The Company's lines of credit and short-term borrowings were at near maximum levels at April 30, 1998. Principal payments on the Overseas Private Investment Corporation loan are scheduled to increase from $30,969 to $61,937 beginning with the July 31, 1998 payment.

     Management is currently developing new product lines with a concentration on higher volume items which should result in lower unit costs. In addition, increased foreign business is expected as well as an increased cash flow from the usage of existing inventories. Management may also dispose of certain assets.

     The consolidated financial statements do not include any adjustments that might result from the outcome' of this uncertainty.

21.  Statutory Reserve:

     According to the Commercial code of the Republic of Honduras, the statutory reserve must be constituted annually appropriating at least 5% of the period's earnings until it reaches 20% of capital stock. The statutory reserve, which is included in retained earnings, amounted to $23,558 and $23,948, respectively, at April 30, 1998 and 1997.

22.  Subsequent Event:

     On June 26, 1998, the Board of Directors of Wellington Hall Caribbean Corp. voted to pursue the sale of its Honduran subsidiary, Muebles Wellington Hall, S.A.

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

Ernst B. Kemm                                  William W. Woodruff
   Executive Vice President                    Secretary

                                    DIRECTORS

Donald W. Leonard                              William W. Woodruff
   Chairman of the Board                       President of Woodruff
                                                  Shoe Store

Hoyt M. Hackney, Jr.                           Ernst B. Kemm
   President and Treasurer                     Executive Vice President

Arthur F, Bingham
   Senior Executive Vice President

                                 TRANSFER AGENT

                         Wachovia Bank and Trust Company