Form 10KSB40, Exhibit 13
period 1999-04-30
WELLINGTON HALL LTD
filed 1999-07-29
CIK 105567

EXHIBIT
                                       13

                                      1999
                                  ANNUAL REPORT
                            WELLINGTON HALL, LIMITED
                            Lexington, North Carolina

TO THE SHAREHOLDERS OF WELLINGTON HALL LIMITED

     Sales for the year were $5,721,206 up about $59,000 over the previous year and, though relatively small, the increase is a reversal of a trend the Company has experienced over the last three years. This level of sales remains well below the level of sales necessary for the company to be profitable even after significant cost reduction have been executed at both the Honduran and domestic facilities. Net profits for the year were a loss of $573,793 versus a loss in fiscal 1998 of $1,013,125 and though this is a significant improvement, there remains a substantial task to returning the Company to profitable operations next year.

     A positive factor in the fiscal 1999 results were the increase in the sales of the Honduran products and the improvement in the margins and operating profits as a result of those sales. Those sales, net of inter Company sales, increased by about $94,000 or 4.5 percent and the operating profits for Muebles Wellington Hall, the Honduran operation, and for Wellington Hall Caribbean Corp.
(WHCC), the marketing and distribution Company for the Honduran production, were $485,495, 16.7% of all sales versus $59,523 or 2.4% the previous year. Net income for these two entities were $227,195, 2.4 % of all sales, including inter Company versus a loss in fiscal 1998 of $200,590. This improvement is mostly the results of price increases and labor reductions at the Honduran facility.

     Management will attempt to build on this improvement in fiscal year 2000 by taking the following action. First, management believed that relative to its competition for solid mahogany furniture, the primary product produced in Honduras, a price increase could be taken without diminishing sales and so on April 15, 1999 the prices were increased approximately 6%. Secondly and in an effort to keep the Honduran facility operating on a full schedule without building higher inventories, new products will be added to the WHCC product line and certain products previously marketed as part of the domestically produced line will be switched to the WHCC line. The new product will utilize pine and be introduced at the October 1999 International Market held in High Point N.C. An English bedroom and a limited number of occasion furniture items previous marketed and priced as domestically produced goods have been switched to the WHCC line. Marketing of the English bedroom began this spring and at the April furniture market at lower prices but at expected higher margins and will begin shipping during the second quarter ending October 31, 1999. Thirdly, the Company is up grading it catalogs for the WHCC products. In June 1999 a new catalog for the mahogany bedroom was distributed to the Company's customer base and in July a new catalog was issued for the mahogany occasional furniture, including those items switched from the domestic line.

     The operation of the domestic facility and the continue sale of inventory at highly discounted prices have contributed most materially to the losses the Company has experience. The sale of the inventory has been necessary to both to generate operating funds and to dispose of slow moving, distressed, and/or discontinue products. These sale of the inventories will continue throughout the next year to generate a portion of necessary operating fund and, though this action will likely diminish profits, these sales have allowed the Company to produce positive cash contribution from operating activities over the last two fiscal years. The plan for the domestic facility is to further scale down it production and basically use the facility to receive, deluxe, package and distribute the Honduran products and new products which have been developed and marketed as Wellington Hall Imports (WHI). These products are further discussed below. There has been a significant effort to date to reducing expense at the domestic facility and management will continue to scrutinize it domestic labor and overhead to reduce the expenses to a level whereby the more limited domestic production, WHCC sales, and WHI sales can absorb at a profitable level.

     To expand the Company sales, management concluded that it must have high quality, well design products at lower prices to offer the current furniture market. To accomplish this, efforts were initialed early in calendar year 1998 to find foreign manufactures whereby the Company could develop a relationship and have new design produced at lower cost for marketing and distribution by the Company. At the April 1999 International Market held in High Point N.C. the Company, having establish a source, formally introduced approximately thirty new designs and in combination with a premarketing effort realized encouraging success. In addition, in March of 1999, the Company and Furniture Classics Limited (FCL), a Norfolk Virginia imported, agreed that the Company would distribute certain products exclusively from FCL established source. The FCL agreement allowed the Company, again at the before mentioned April market, to introduce a mirror line, about thirty items, and a line of Chinese antiques, about twenty items, both categories are new to the Company marketing effort. The quantity of orders received for both of these categories has been encouraging and will begin contributing to the Company's sales during the first quarter of fiscal 2000 ending July 31, 1999. The Company is marketing these products from the source developed by management and those from FCL source under the name Wellington Hall Imports.

     The company's financial situation in general, particularly it indebtedness, has received significant attention and the following actions have been taken.
Briefly:

     First, an equity investment of $400,000 was made in the Company at the end of fiscal year 1999.

     Second, subsequent to the end of the fiscal year, Lexington State Bank, restructured the Company's outstanding loans by converting most of the Company's debt with LSB to long term loans and thus significantly changing the Company's balance sheet, particularly it's ratio of current assets to current liabilities.

     Thirdly, and subsequent to the end of the fiscal year, a contractual agreement between the Company and Furniture Classics Limited (FCL) was executed and FCL made an equity investment of $27,000 in the Company.

     Fourth, there is an agreement relative the Deferred Compensation Plan (see proxy statement) that if completed could possibly remove approximately $300,000 from long term liability and increase equity.

     Fifth, the Company has made certain request of the Overseas Private Investment Corporation to restructure the outstanding loan with the Company's subsidiary, Wellington Hall Caribbean Corp. which if granted will convert approximately $225,000 of the debt to equity, reschedule the repayment of the principal over the nest six years including a one year grace period without any principal payments.

     Management believes that if all of the marketing and financial efforts described above and discussed in more detail in the Management Discussion and Analysis section of this report are satisfactory executed that the results for fiscal year 2000 could be positive. Management will continue to pursue the before mentioned and possibly other solutions to its marketing and to it's debt or financial condition as situations might develop.

Sincerely,

Hoyt Hackney, Jr.
President

Upon written request directed to the Secretary of the Company at P.O. Box 1354, Lexington, North Carolina 27293-1354, Shareholders will be furnished a copy of the Company's Annual Report on form 10-KSB without charge.

            MARKET PRICES, DIVIDENDS AND RELATED SHAREHOLDER MATTERS

     Until October 1995, the Common Stock of the Company traded in the NASDAQ over-the-counter market system. Since that time, the Company's Common Stock has traded on the NASD's over-the-counter bulletin board. According to the information furnished by Anderson & Strudwick, a market maker in the Company's Common Stock, the high and low bid quotations for each quarterly period of fiscal 1998 and the high low trades that occurred closest to each quarter ended date during the current fiscal year is as follows:

Quarter Ending    High     Low              Quarter Ending    High     Low
--------------    ----     ---              --------------    ----     ---

July     1997     0.25     0.25             July     1998     5/32     5/32
October  1997     0.25     0.25             October  1998     0.15     0.15
January  1998     0.22     0.19             January  1999     1/8      1/8
April    1998     0.25     0.22             April    1999     0.07     0.07

     These market quotations represent inter-dealer prices, without retail mark-up, mark-down or commission, and do not necessarily represent actual transactions.

     As of July 28, 1999, there were approximately 562 holders of record of the Company's Common Stock.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

     The Company's principal long-term capital resources are shareholders' equity, the term loan of Wellington Hall with Lexington State Bank and the term loan of WHCC with the Overseas Private Investment Corporation (OPIC). As of April 30, 1999, total stockholders' equity was approximately $1,022,582 and the outstanding principal amounts of the Lexington State Bank loan and the OPIC loan were $284,617 and $826,479 respectively.

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

     On July 22, 1998, WHCC requested OPIC to waiver principal due on July 30, 1998 and on October 31, 1998. As of this date, WHCC has not been notified as to the final disposition of that request. However, no principal payments were made on either July 30, 1998 nor on October 31, 1998. Only the required interest was paid. On January 31, 1999 and on April 30, 1999 the terms of the loan required principal payments of approximately $62,000 plus the interest due. The company made principal payments on each of these dates of approximately $21,000 and paid the interest that was due and on April 30, 1999 had a past due principal balance of approximately $207,000.

     After on going discussion from time to time throughout the fiscal year, The Company requested on April 23, 1999 that OPIC amend the loan agreement whereby
(i) OPIC would accept $225,000 in preferred stock (ii) the payment of the remaining loan balance would be scheduled over a period of six years, and (iii) the company would received a grace period of one year, until July 31, 2000, to make additional principal payments. The preferred stock will be structured to assure OPIC that its stock would have an equal claim on the Company's assets as does its loan balance. As of this date, OPIC has not responded to the request of April 23, 1999.

     The effect of this request, if granted, would reduce the loan balance from approximately $826,000 at April 30, 1999 to approximately 600,000; reduce interest expense by approximately $22,550 annually, and enhance the company's effort to restore its sales and profit by allowing a period to increase working capital. Since the total debt outstanding with the OPIC is due on October 31, 1999, the Company's Balance Sheet reflects the debt as a "Current Liability" under "Current maturities on Long Term Debt". If OPIC grants the Company's request, approximately $225,000 will become equity and the balance will be reflected on the Balance Sheet as a Long Term Debt.

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

     The Company's primary sources of liquidity are bank lines of credit and cash flow from operations. For its domestic operations, the Company has three lines of credit with Lexington State Bank. Under its primary line, the Company may borrow the lesser of (i) $1,200,000 or (ii) the sum of 70% of the Wellington Hall's accounts receivable less than 60 days old, 50% of its finished good inventories and 10% of work in process and raw material inventories. As of April 30, 1999, the Company had $870,000 in borrowings under this line of credit. The Company pays interest monthly at the rate of prime plus 1% on outstanding borrowings under the facility. Principal payments are due on demand. The line of credit also contains restrictive covenants that prohibit Wellington Hall from paying dividends and making other distributions with respect to its capital stock and require it to maintain certain financial ratios, including current assets to current credit. The line of credit is reviewed annually for renewal.

     Wellington Hall is also indebted to Lexington State Bank under a demand loan for $100,000 borrowed in 1993 to finance working capital. The loan bears interest at the prime rate plus 1% payable monthly, and the outstanding balance at April 30, 1999 was $100,000.

     On January 16, 1997, Wellington Hall executed the loan documents that increased its line of credit from Lexington State Bank in the amount of $250,000. Outstanding borrowings under this facility will bear interest at the rate of prime plus 1 1/2%, payable monthly, and the outstanding balance as of April 30, 1999 was $250,000. The line of credit was reviewed on January 16, 1999 and renewed until July 16, 1999. In aggregate $330,000 was available from LSB for future borrowings at April 30, 1999. The Lexington State Bank lines of credit and demand loan are secured by substantially all of the Company's domestic assets.

     MWH has lines of credit with two Honduran banks and as of April 30, 1999, an aggregate of about $434,000 had been borrowed under these lines. Borrowings bear interest at a rate that ranges between 29% and 36% payable quarterly and principal is payable on demand. The lines are secured by a second lien on the fixed assets of MWH and current assets.

     The Company's other primary source of liquidity is net cash provided by operating activities which was $78,004 and $96,316 in fiscal 1999 and 1998, respectively. The primary contributing factor to the positive cash flow was a decline in inventories of approximately $423,000. If the Company is to meet its liquidity needs in the future, it must continue to generate positive cash flows and avoid any significant losses in the future.

     As of April 30, 1999, accounts receivable had decreased by approximately $102,508 since the beginning of the fiscal year, mostly as a result of lower domestic sales in the fourth quarter. The receivables represented a turnover rate of about forty-one days, a decrease of about ten days when compared to the turnover rate reported at April 30, 1998. The company's normal terms of sale for the payment of invoices is Net 30 days for domestically produced goods (DPG) and 3% 10; Net 30 for foreign produced goods (FPG). In the case of export sales, an Irrevocable Letter-Of-Credit is required

     Consolidated inventories decreased by about $413,000 during the fiscal year primarily a result of a decrease of about $213,000 to the inventory of domestically produced goods and about $287,000 in foreign produced goods at the Company's Honduran facility. These decreases were off set by an increase of about $34,000 in imported goods from new resources and about $43,000 of Honduran produced goods located at the domestic facility. The inventory are expect to continue to decline to both generate operating capital and to improve the turn on the inventory value. Sales and backlogs are further discussed herein below.

     Property and equipment is reported to have declined about $218,000 reflecting the removal of approximately $191,000 of full depreciate domestic assets which also reduced depreciation. The balance of the decline reflects the devaluation of the Honduran currency during the fiscal year. Actual capital expenditures for the fiscal years were approximately $12,000. The value of the Company's foreign fixed assets are revalued to reflect the fluctuation in the value of the foreign currency. The decline in that value during the fiscal year 1999 was approximately $31.5000 and the devaluation of the Honduran currency relative to the prior fiscal year end was about 6.1%. The historical value of the Company's Honduran assets are carried on the subsidiaries' books in the local currency, the lempira. Lempiras are converted to dollars at the spot rate in effect at period end when the Company's financial statements are consolidated, and the reduction to the reported value of these assets appears as part of the translation adjustment.

     There are no significant capital expenditures planned for fiscal year 2000 and expenditures are expected to be limited to maintenance needs which develop from time to time. The Company's total outlay for capital improvements for the fiscal year ended April 30, 1999 was approximately $12,000 used primarily for various maintenance needs.

     Current Maturities on Long Term Debt increased by about $613,175 and reflects the balloon payment required by the terms of the OPIC loan agreement on October 31, 1999. (See the discussion of the OPIC loan above). Long-term debt less current maturities increased by approximately $181,623 as a results of moving the OPIC balance to current maturities, repayment of approximately $125,192 during the fiscal year and adding a new long term loan with Lexington State Bank as a result of the Company's loans being restructured on June 16, 1999 (see subsequent events discussed below)

     On April 23, 1999, Ernst B. Kemm, upon the Board of Directors approval, purchase 1,333,333 shares of the Company's common stock for $400,000 or $.30 per share. The purpose of the funds was to reduce trade payable with certain vendors and sales representatives, finance new sales aids, finance the purchase of raw materials for the Company's Honduran facility, and to finance the purchase of furniture from off shore manufacturers. On April 30, 1999 most of this equity was reflected in Note Payable which is down about $1,265,476 with Mr. Kemm's investment accounting for approximately $344,366 of the total decrease and the balance of the decrease, approximately $921,110, as a result of a restructuring of the Company's loans with Lexington State Bank (see subsequent events discussed below).

     Other Current liabilities decreased by approximately $83,503 mostly as a result of a decrease in the accrual of severance pay, a contingent liability, at the Honduran facility. This reduction is not expected to reoccur.

     The Company is subject to the risk that foreign currency fluctuation may have an adverse impact on its operations, For example, if the Honduran currency were to stabilize in the future or to increase in value against the dollar, the Honduran subsidiary's cost might increase causing profit margins to erode. The Company, however, does not engage in any hedging of the exchange rate fluctuations. Since the acquisition of the Honduran subsidiary in 1989, the lempira has continually devalued against the U.S. dollar, from 2.0 lempira to the dollar in 1989 to 14.05 lempira to the dollar at April 30, 1999. Although the devaluation of the lempira has resulted in reductions in the historical book value of the assets and liabilities and a corresponding reduction to shareholders' equity in the form of a $1.91 million cumulative translation adjustment, the Company also benefits from lower product cost from the subsidiary as the lempira devalues. In view of the long-term trend of the devaluation, management believes that hedging of the exchange rate fluctuation is unnecessary and could reduce or eliminate the benefits of lower product costs resulting from any continued devaluation.

     As of September 1, 1996, the Company executed an Employment and Stock Purchase Agreement with Arthur F. Bingham (the "Agreement"). On October 10, 1996 Mr. Bingham loaned the Company $285,694 at terms included in an addendum to the Agreement. On February 12, 1997 and, during the Company's last fiscal quarter, Mr. Bingham purchased 600,000 shares of common stock at a price of $.50 per share, which purchase price was paid by cancellation of the foregoing loan and for an additional investment of $14,306. Mr. Bingham has also been granted options to purchase 300,000 additional shares at option prices ranging from $.80 to $1.30 per share, 150,000 of which are subject to certain performance conditions.

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

     Management believes that the resulting situation is that the Company has too much debt service, given its sales volume most recently achieved, and has inadequate funds for its plans to restoring and growing its sales to a level where its operating profits can accommodate its needs. The Company's cash position has been tight during all of previous four years. The sale of stock to Mr. Bingham assisted the Company in meeting its working capital and other cash needs during fiscal 1997. During fiscal years 1998 and 1999, the Company depended on the sale of excessive inventories, much of which was highly discounted, to support continued operations. The equity fund received as a result of Mr. Kemm investment and subsequent events discussed below along with the continue reduction of inventory will be required for operating funds, hopefully will increased sales during fiscal year 2000.

     The Company leases a 4,400 square-foot showroom located in High Point, North Carolina which is utilized to display the Company's products, particularly new product introductions, during the semiannual International Furniture Markets.

SUBSEQUENT EVENTS

     On April 19, 1999, Hoyt M. Hackney, the Company President, with the majority of the Board of Directors approval , agreed to alter the "Deferred Compensation Agreement" between Mr. Hackney and the Company. The agreement allows that upon retirement, at age 62 or older, or upon his death he or his estate would received $50,000 per year for a period of ten years (see Proxy Statement). The Company has accrued the expensed of this obligation over the last twelve years and is scheduled to continue that expense until the sum of $300,000 has been accrued. At April. 30, 1999 the Company's Balance Sheet stated a $288,000 long term liability as a result of this accrual.

     The revisions to the "Deferred Compensation Agreement", not yet finalized, are expected to reduce the compensation to $20,000 per year but not before May 1, 2005. In exchange, Mr. Hackney would receiving restricted stock, 1,000,000 shares of common stock at $.30, which can not be sold until after retirement or death and then only in increments of 1/10 of the shares per year for a period of 10 years. This action could capitalize the $300,000 liability and thus remove the long term liability from the Company's balance sheet when the transaction is executed.

     The primary purpose of the revisions to the "Deferred Compensation Agreement" is an incentive to the Company's lenders to restructure the outstanding Company loans whereby the potential outlay of $50,000 per year is removed, reduced and/or delayed to enhance the Company's ability to repay its debt over all or part of the period the restructured loan long agreement would specify.

     On June 16, 1999, Lexington State Bank (LSB) the company's primary domestic lender restructured the company's debt whereby three lines of credit with an aggregate total of $1,550,000 and one term loan with a balance of approximately $278,00 were replaced by a long term loan of $1,529,784 with the repayment amortized over a period of ten years and a line of credit of $300,000. On June 16, 1999 the Company owed $20,000 against this line of credit. The three lines of credit retired carried interest rates ranging between prime plus 1% and 1 1/2%. The long term loan retired had an interest rate of prime plus 1.5%. The new long term loan and line of credit bear interest rates of prime plus 3/4% and are secured by substantially all of the Company's domestic assets. Principal payments on the line of credit are is due on demand. The line of credit and long term loan also contains restrictive covenants that prohibit Wellington Hall from paying dividends and making other distributions with respect to its capital stock. The line of credit is reviewed annually for renewal.

     The effect of the restructured LSB debt reduced the Company's "Current Liabilities" by approximately $1,530,000 and depending on the level the Demand Notes utilized over time, hold the Company's interest and principal to almost the level of those requirements prior to the restructuring of the debt thus minimizing the effect on the Company's working capital.

     In March of 1999, the Company and Furniture Classics Limited (FCL) entered into a verbal agreement whereby FCL would supply the Company a line of mirrors, chinese antiques, and other products from their foreign sources which the Company will market exclusively. Under this agreement R. Douglas Ricks, the FCL president will became a shareholder by investing $27,000 for 100,000 shares of the Company's common stack, will be nominated as a Director, and will assist management in developing additional products to further exploit these new sources. As part of the agreement and to enhance Company sales and possibly finance the growth of these sales, FCL received certain incentives in the form of warrants. At the High Point International Furniture Market held in April 1999 the Company displayed these products and initial shipment of a portion of the resulting orders will be reflected in the Company's sales during the fiscal first quarter ending on July 31, 1999. The balance of the products will initially ship during the second quarter ending October 31, 1999. Subsequent to the fiscal year ended April 30, 1999 the Company and FCL executed a contractual agreement on May 4, 1999 and on June 22, 1999 the Company received $27,000 for the Company's common stock (see the Proxy Statement). The warrants issued as part of the FCL agreement are priced a can be exercised by the following:

     100,000 shares at $0.30 per share exercisable until October 31, 1999 100,000 shares at $0.40 per share exercisable until July 31, 2000 100,000 shares at $0.40 per share exercisable until December 31, 2000 100,000 shares at $0.45 per share exercisable until December 31, 2001 100,000 shares at $0.45 per share exercisable until December 31, 2001 100,000 shares at $0.53 per share exercisable until December 31, 2001

Under the terms of the agreement the company can purchase the products involved directly from the foreign source in container loads, purchases partial container loads or from Furniture Classics Limited's inventory. FLC in any event is responsible for providing letters of credit or satisfying other credit terms with the foreign vendors. FCL receives a 10% brokers fee on all products delivered to the Company. For orders placed as partial containers or from FCL inventories, FCL received addition fee to cover handling, delivery, and warehousing expense as applicable. Both parties have the right to terminate the agreement with ninety day notice but must honor all outstanding orders at the time of termination.

RESULTS OF OPERATIONS

Fiscal Year ended April 30, 1998 compared to Fiscal Year ended April 30, 1997

     Consolidated revenues for the fourth quarter of fiscal year ended April 30, 1999 were approximately $1,436,746 up about $143,000 when compared to the revenues of approximately $1,293,406 reported for the fourth quarter of fiscal 1998. For the fiscal year 1999, revenue were $5,721,205 and up about $59,896. Sales of domestically produced furniture for the fourth quarter were approximately $846,000 up about $9,000 from the fourth quarter the previous year and these sales for the year were approximately $3,594,086 down about $38,000 when compared to the previous year. Sales for the fourth quarter of products produced in the Honduran facility, net of intercompany sales, were approximately $549,000 up about $148,000 (33.2%) versus the approximately $447,000 reported last year. For the year, these sales were approximately $2,159,227 up about $94,000 (4.5%) when compared with the approximately $2,065,500 reported the previous year.

     The decline in the sales of domestic products products is continuation of a trend that the Company has experience over the last four years. The Company experienced a significant drop in the rate of incoming orders for these products in fiscal 1995 and has experienced a continuing downward trend since that time. Management believe that several fundamental factors probably contribute to the cause of this trend including a shrinking distribution base, more and more retailers have gone out of business, changing consumer taste away from more formal designs such as the Company's products, and the high cost of domestic production which can not compete with imports which are possibly undercut the value of domestically produced goods.

     To possibly counter act this decline the Company has developed and adopted a marketing plan that includes strategic measures such as (i) augmenting the Company's traditional product line with new categories of home furnishing products even as mirrors and Chinese antiques, (ii) augmenting the Company's traditional product line with lower priced products produced by foreign manufactures (other than and in addition to the Company's Honduran produced goods), and (iii) updating and upgrading catalogs and other sales aids in all distribution channels.

     In pursuit of this strategy the Company has developed approximately thirty designs that are being produced exclusively for the Company by a foreign manufacture. The Company begin marketing these items in February of 1998, formally introduced the products at the High Point International Furniture Market held in April 1999. The first shipments of the good is expected in the second quarter of fiscal year 1999. The Company does not have a contractual relationship with the primary manufacturer of these products. In addition and in March of 1999, the Company and Furniture Classics Limited (FCL) entered into a verbal agreement whereby FCL would supply the Company a line of mirrors, chinese antiques, and other products from their foreign sources which the Company will market exclusively. See Subsequent events discussed above. At the High Point International Furniture Market held in April 1999 the

Company displayed these products and initial shipment of a limited portion of the resulting orders will be reflected in the Company's sales during the fiscal first quarter ending on July 31, 1999. The balance of the products will initially ship during the second quarter ending October 31, 1999. See discussion of backlogs that follows below. All the products from off shore sources now being offered by the Company are being marketed under the name Wellington Hall Imports. The sales for the products during the fiscal year end April 30, 1999 were negligible.

     These sales of Honduran produced products are marketed under the name of the Company's subsidiary, Wellington Hall Caribbean Corp. (WHCC products) reportedly increased (see discussion of sales above) by about $94,000 (4.5%) when compared with the the fiscal previous year. These sales include both the finished products sold primarily through retailer (retailer sales) and to other manufacturers (OEM sales). For the fiscal year the retailer sales increased by about $457,000 or 29% while OEM sales declined by about $363,000 down from about $488,000 the previous year. The increase in retailer sales can mostly be attributed to a single order received from a foreign retailer late in fiscal 1998 which shipped during the first half of fiscal 1999. However, with production and distribution of new catalogs on most of these products and, possibly other contributing factors, the Company seems to be experiencing an improved rate of incoming orders which could support continue increases to the retailer sales excluding the sales to the before mention foreign retailer.

     This foreign retailer is, however, expected to continue purchasing the products and should be a significant contributor to sales during fiscal year 2000. Though this foreign retail accounted for almost 13% of the WHCC sale in fiscal year ended April 30, 1999, no single account or entity accounted for 10% or more of consolidated sales or revenues.

     The decline in domestic sales has also negatively effected the Company's foreign operations. The domestic operation was consuming a significant portion of the foreign output as dimension stock, carved and/or turned components and unfinished assemblies into domestic production. The decline has effectively cost the foreign operation its best and largest customer. This situation, most significantly, resulted in the Honduran facility operating under capacity and unprofitably over the more recent past. To counteract this loss of inter Company sales and to increase revenues and operations at the Honduran facility, effort has been directed through WHCC at selling other manufactures and wood consumers their products and production requirements; OEM sales. These sales, as stated above declined from about $488,000 in fiscal 1998 to only about $124,000 even though a number of manufacturer and a significant amount of product was quoted and in many cases sampled. Management contribute this lack of success to possibly two factors. First, and like the Company, most of the manufactures pursued produce domestically higher priced products and the items quoted did not sale. Secondly, the competition for OEM sales is more competitive and the products are probably more readily available than in years past from sources significantly less expensive than Honduras. Even though the Company enjoys a significant advantage in production cost at its Honduran facility relative to domestic cost, such countries, for example, as Indonesia or China seem to have even greater advantages.

     As another means of increasing WHCC sales, other than the efforts discussed above, the Company will convert some products from it domestically produced product line to the WHCC line and add new products. In October a bedroom and dining room will be added which utilizes Pine and a minimal number will be added that will be part the new import line, Wellington Hall Imports. An English bedroom and a quantity of occasional furniture items, which in the past were included in the domestic product line have been switch to Honduran production and will begin shipping during the second quarter ending October 31, 1999. Management believes these items can be sold a lower price and at higher margins by making this switch.

     This switch in product will accelerate the decline in the level of the Company's domestic production activities which contributed most heavily to the losses reported the last two years. The domestic facility is expected to become primarily a facility to received, deluxe, package, wharehouse and distributed products both from the Honduran facility and from other foreign sources discussed above. Considerable effort is being made to bring the domestic operating costs and overheads down to a level such that the remaining domestic production, WHCC sales, and Wellington Hall Export sales will absorb these cost and return the Company to profitability.

     To reduce inventories and to generate operating funds, the Company has sold inventories deemed to be slow moving, of unacceptable quality or discontinued product at highly discounted prices. The consolidated sales included approximately $98,000 for the fourth quarter and about $214,202 for the fiscal year ended April 30, 1999 versus approximately $31,000 and about $592,000, for the fourth quarter and fiscal year end April 30, 1998, respectively. These sales were generated in fiscal year 1998 at a clearance center, for which the Company paid, in addition to the cost of discounted prices, rent and other operating cost, or at two "Tent" sales held at the Lexington N.C. facility in May and October of 1997. In fiscal 1999, the sales were generated in an outlet created in September of 1998 and open to the public at the domestic facility and at two " tent" sales as was done in fiscal 1998. All of these sales contributed significantly and materially to cost of goods sold and to the reported operating losses.

     The Company's firm backlog of orders on April 30, 1999 was approximately $2,342,513 about the same as its backlog of $2,382,421 reported for April 30, 1998. The April 30, 1999 backlog included about $1,191,649 of domestically-manufactured products, as opposed to about $1,327,111 included in the 1998 backlog. The backlog for WHCC and Honduran-produced products, less intercompany orders, was approximately $598,070 on April 30, 1999 versus about $1,055,321 on April 30, 1998. This decrease mostly reflects an orders for about $450,000 from a new off shore retail customer received late in fiscal 1998 which tended to hype the backlog reported on April 30,1998. The Company had a backlog of orders for new imported products of about $552,794 at April 30,1999. No orders for these products were included in the backlog reported for fiscal 1998

     Cost of sales decreased approximately $196,439 to about $1,249,415 for the fourth quarter and about $255,578 to about $4,577,499 for the fiscal year ended April 30, 1999. For the quarter the Cost of Sales were 86.96% of sales down from about 112% the previous year. For the fiscal year the Cost of Sales as a percent of sales were about 80% down from about 86% for fiscal year 1998. The primary reason for the decline in Cost of Sales were the decline in the sales of highly discounted inventory during fiscal 1998 versus those sold the previous year as discussed above. However, the cost of good sold for Honduran produced goods dropped as as a percent of sales from about 79.5% in fiscal year

1998 to 67.1% in fiscal 1999 while the cost of good sold for domestically produced goods as a percent of sales remain about constant at about 88.4% in fiscal year 1998 and about 87.4% in fiscal 1999.

     Reported revenues and cost of goods sold as a percentage of sales have been affected by changes in the Company's prices on those products distributed through retailers. Those prices, both for domestically produced product and for Honduran produced products were increased between four and five percent in October 1997 ( fiscal year 1998). The prices for domestically produced product were additionally increased, effective August 15, 1998, by an additional 5 to 6% to improve margins on that portion of the company's product lines. Prices for Honduran produced products were increased about 6% affective on April 15, 1999.

     Selling, general and administrative expenses did not change materially during the fourth quarter or for the fiscal year 1999. During the fourth quarter these expense were down about $14,000 to about $308,000 and about 21.5 % percent of sale and were down about $108,885 during the year to about $1,297,527 and represent about 23.9% of sales.

     Interest expenses of approximately $92,000 for the fiscal fourth quarter represent a decrease of about $14,000 versus that paid during the previous year fourth quarter. For the fiscal year 1998, interest expenses were about $403,159 versus about $448,510 in fiscal year 1998, down about $45,351 over the prior year as a result of a slight decline in long term and short term debt and lower interest rates..

     For the the fiscal quarter ended April 30, 1998, operating income (earnings before interest and taxes) was a loss of about ($43,467), (1.9) cents per share, compared to a loss of approximately ($519,000), (14.3) cents per share for quarter ended April 30, 1998. For the fiscal year ended April 30, 1999 the operating income was a loss of ($153,821), ($.04) per share versus the previous year's loss of about ($578, 180) or ($.157) per share. The net loss for the fourth quarter was about ($122,397), (4.0) cents per share versus a loss of about ($615,000) or (16.9) cents per share for the previous years fourth quarter, while for the fiscal year there is a net loss of ($573,793) or ($.158) per share, compared to a net loss of ($1,013,225) or ($.278) per share for the prior year, fiscal 1998.

     The net loss reported in the fourth quarter and fiscal year ended April 30, 1999 are a result generally of slow sales, the company's limited operating capital and relatively high level of indebtedness. Because of the slow sales and to avoid increasing inventories, it was necessary, during most of the year, to reduce production volumes, primarily assembled production, in the Company's domestic facility and foreign operations to levels below that required to manage labor and overhead cost. In addition, the Company sold off inventories at discounted prices to generate cash to cover the operating loss and to finance continued operations.

     Sales of foreign produced products and the level of production for the upcoming year at the Honduran facility are expected to improve, and in combination with higher prices, those gross profits contribution should be greater next year. To return to a level of profit suitable to servicing the Company's debt, and in addition to improving profits from the Honduran operation, the operating expense at the domestic operation will be reduced substantially and the level of sales of the Company's new import line will need to meet or exceed expectations.

     The Company believes that it computer software has been upgraded to cope with the potential year 2000 computer problem. Though the Company has not taken a formal survey of its vendors and service companies, management does not anticipate any significant material problems as a result of the Y2K situation.

TURLINGTON AND COMPANY, L.L.P.

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders

Wellington Hall, Limited and Subsidiaries
Lexington, North Carolina

We have audited the accompanying consolidated balance sheets of Wellington Hall, Limited and Subsidiaries as of April 30, 1999 and 1998, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of Wellington Hall, Limited and Subsidiaries' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Muebles Wellington Hall, S. A., a wholly-owned subsidiary, which statements reflect total assets of $1,325,651 and $1,522,535, respectively, as of April 30, 1999 and 1998, and total revenues of $2,140,352 and $1,870,046, respectively, for the years ended April 30, 1999 and 1998. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Muebles Wellington Hall, S. A., is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wellington Hall, Limited and Subsidiaries as of April 30, 1999 and 1998, and the results of their operations, and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that Wellington Hall, Limited and Subsidiaries will continue as a going concern. As discussed in Note 20 to the consolidated financial statements, under existing circumstances, there is substantial doubt about the ability of Wellington Hall, Limited and Subsidiaries to continue as a going concern. Management's plans in regard to that matter also are described in Note 20. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

July 12, 1999

KPMG PEAT MARWICK ASESORES, S. de R.L.
Auditoria, Consultoria e Impuestos

Apartado 3398, Tequcigalpa              Apartado 257, San Pedro Sula
Honduras, C.A.                          Honduras, C.A.
Telefono:232-2806, 232-5907             Telefono:553-3545, 553-0146
Telefax: 232-5925                       Telefax: 552-2223
E-Mail: kpmgtgu@hondudata.com           E-Mail: kpmgsps@hondudata.com

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
MUEBLES WELLINGTON HALL, S.A. DE C.V.:

We have audited the accompanying balance sheets of Muebles Wellington Hall, S.A. de C.V., San Pedro Sula, Honduras, as of April 30, 1999 and 1998 and the related statements of earnings (loss), retained earnings and cash flows for the years then ended. Such financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits

We conducted our audits in accordance with generally accepted auditing standards in Honduras. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, in a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Muebles Wellington Hall, S.A., de C.V., as of April 30, 1999 and 1998 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in Honduras.

                                                     /s/ KPMG

June 28, 1999

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------

                                                                 April 30
                                                            1999            1998
                                                        -----------     -----------
ASSETS
Current assets:
     Cash                                               $    49,938     $    32,514
     Accounts receivable:
          Trade                                             617,191         726,612
          Less, allowance for doubtful accounts             (63,843)        (66,947)
     Note receivable - officer                                   --          12,605
     Inventories                                          3,587,043       4,010,961
     Prepaid expenses                                        47,224          79,568
     Deferred income taxes                                   19,476          18,165
                                                        -----------     -----------
                                                          4,257,029       4,813,478
                                                        -----------     -----------
Property and equipment:
     Cost                                                 1,976,882       2,187,922
     Less, accumulated depreciation                       1,244,920       1,366,915
                                                        -----------     -----------
                                                            731,962         821,007
                                                        -----------     -----------
Other assets:
     Deferred income taxes                                  101,329         107,686
     Other                                                    8,352          35,059
                                                        -----------     -----------
                                                            109,681         142,745
                                                        -----------     -----------
                                                        $ 5,098,672     $ 5,777,230
                                                        ===========     ===========
LIABILITIES
Current liabilities:
     Current maturities on long-term debt               $   969,438     $   356,262
     Notes payable - other                                  433,994       1,998,360
     Accounts payable - trade                               597,672         567,100
     Customer deposits                                       91,828          64,177
     Other current liabilities                              308,500         382,813
                                                        -----------     -----------
                                                          2,401,432       3,368,712
                                                        -----------     -----------
Noncurrent liabilities:
     Long-term debt, less current maturities              1,386,658         905,026
     Deferred compensation accrual                          288,000         264,000
                                                        -----------     -----------
                                                          4,076,090       4,537,738
                                                        -----------     -----------
STOCKHOLDERS' EQUITY
Common stock; authorized 6,000,000 shares; no par;
  shares issued and  outstanding for 1999 and 1998 -
  3,623,220 and 2,289,887, respectively                   3,754,531       3,354,531

Preferred stock;  authorized  5,000,000 shares; $5
  par; no shares issued and outstanding for 1999
  and 1998                                                      -0-             -0-

Accumulated other comprehensive income (loss)            (1,914,398)     (1,870,875)

Retained earnings (deficit)                                (817,551)       (244,164)
                                                        -----------     -----------
                                                          1,022,582       1,239,492
                                                        -----------     -----------
                                                        $ 5,098,672     $ 5,777,230
                                                        ===========     ===========

               The accompanying notes are an integral part of the
                       consolidated financial statements

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES
                        CONSOLIDATED STOCKHOLDERS' EQUITY
                        ---------------------------------

                                                       Years Ended April 30
                                                       1999            1998
                                                    -----------     -----------
Common stock:
     Authorized 6,000,000 shares; no par:
          Balances, beginning of years              $ 3,354,531     $ 3,354,531
          Shares issued during the years                400,000              --
                                                    -----------     -----------
          Balances, end of years                      3,754,531       3,354,531
                                                    -----------     -----------

Preferred stock:
     Authorized 5,000,000 shares; $5 par;
     issued and outstanding beginning and
     end of years                                           -0-             -0-
                                                    -----------     -----------
Accumulated other comprehensive income (loss):
     Balances, beginning of years                    (1,870,875)     (1,856,648)
     Changes during the years                           (43,523)        (14,227)
                                                    -----------     -----------
     Balances, end of years                          (1,914,398)     (1,870,875)
                                                    -----------     -----------
Retained earnings (deficit):
     Balances, beginning of years                      (244,164)        769,061
     Net loss for the years                            (573,387)     (1,013,225)
     Balances, end of years                            (817,551)       (244,164)
                                                    -----------     -----------
                                                    $ 1,022,582     $ 1,239,492
                                                    ===========     ===========

               The accompanying notes are an integral part of the
                       consolidated financial statements

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------

                                                        Years Ended April 30
                                                        1999            1998
                                                    -----------     -----------
Revenue:
     Sale of furniture                              $ 5,721,206     $ 5,661,309
     Other income                                         1,884           5,859
                                                    -----------     -----------
                                                      5,723,090       5,667,168
                                                    -----------     -----------
Costs and expenses:
     Cost of goods sold                               4,577,499       4,833,077
     Selling, general, and
          administrative expenses                     1,297,527       1,406,412
     Interest expense                                   403,159         448,510
                                                    -----------     -----------
                                                      6,278,185       6,687,999
                                                    -----------     -----------

          Loss before income tax expense (benefit)     (555,095)     (1,020,831)

Income tax expense (benefit)                             18,292          (7,606)

          Net loss for the years                    ($  573,387)    ($1,013,225)
                                                    ===========     ===========

Earnings (loss) per share of common stock:
     Basic and diluted:
          Net loss for the years                    ($      .25)    ($      .45)
                                                    ===========     ===========

               The accompanying notes are an integral part of the
                       consolidated financial statements

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                 -----------------------------------------------

                                                        Years Ended April 30
                                                        1999            1998
                                                    -----------     -----------
Net loss for the years                              ($  573,387)    ($1,013,225)

Other comprehensive income (loss) -
     net of changes during the years:

Foreign currency translation adjustments                (43,523)        (14,227)
                                                    -----------     -----------

Comprehensive loss for the years                    ($  616,910)    ($1,027,452)
                                                    ===========     ===========

               The accompanying notes are an integral part of the
                       consolidated financial statements

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------

                                                                Years Ended April 30
                                                                1999            1998
                                                            -----------     -----------
Cash flows from operating activities:
     Net loss for the years                                 ($  573,387)    ($1,013,225)
     Adjustments to reconcile net loss to
        net cash provided by operating activities:
          Depreciation                                           82,697          88,694
          Amortization                                           22,070              --
          Adjustment for allowance for fringe benefits          (46,039)             --
          Deferred compensation                                  24,000          24,000
          Allowance for slow-moving inventory                    75,613         (45,271)
          Deferred income taxes                                   5,046          (7,606)
     Changes in assets and liabilities:
          Accounts receivable                                   102,508         262,034
          Note receivable - officer                              12,605          15,788
          Inventories                                           296,317         381,037
          Prepaid expenses                                       31,829          90,608
          Other assets                                            3,339            (898)
          Accounts payable, customer deposits,
            and other current liabilities                        41,406         301,155
                                                            -----------     -----------
               Net cash provided by operating activities         78,004          96,316
                                                            -----------     -----------
Cash flows from investing activities:
     Purchase of equipment                                      (11,845)        (46,566)
     Cash flows from financing activities:
          Short-term borrowings (payments)                     (316,179)         70,077
          Payments on long-term debt                           (125,192)       (140,446)
          Proceeds from issuance of stock                       400,000              --
                                                            -----------     -----------
               Net cash used for financing activities           (41,371)        (70,369)
                                                            -----------     -----------
Effect of exchange rate changes on cash                          (7,364)           (982)
                                                            -----------     -----------
     Net increase (decrease) in cash                             17,424         (21,601)

Cash, beginning of years                                         32,514          54,115
                                                            -----------     -----------
Cash, end of years                                          $    49,938     $    32,514
                                                            ===========     ===========

Cash paid during the years for:
     Income taxes                                                 $ -0-           $ -0-
                                                            ===========     ===========
     Interest                                               $   417,553     $   425,831
                                                            ===========     ===========

               The accompanying notes are an integral part of the
                       consolidated financial statements

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              As of and for the Years Ended April 30, 1999 and 1998

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

Earnings (loss) per share is computed by dividing net income (loss) by the weighted average shares outstanding and diluted share equivalents outstanding.

Revenue from sales is recognized when materials are shipped to the customers.

The consolidated financial statements include the accounts of Wellington Hall, Limited and its wholly-owned subsidiaries, Wellington Hall Caribbean Corp., Muebles Wellington Hall, S. A., and Palmetto Furniture Galleries, Inc. (hereinafter referred to collectively as the Company). All intercompany accounts and transactions have been eliminated in consolidation. Muebles Wellington Hall,
S. A. was formed during the year ended April 30, 1990, and Palmetto Furniture Galleries, Inc. was formed during the year ended April 30, 1998. Both of these subsidiaries were accounted for as purchases.

The financial statements of foreign subsidiaries have been translated into U. S. dollars in accordance with Statement of Financial Accounting Standards (SFAS) No. 52. All balance sheet accounts have been translated using the current exchange rates at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Adjustments resulting from the changes in exchange rates during the years are included in accumulated other comprehensive income, a separate component of stockholders' equity.

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

2.   Nature of Operations and Concentration of Credit Risk:

Wellington Hall, Limited and its subsidiary, Muebles Wellington Hall, S. A., are manufacturers of wall systems, dining room, bedroom, and accent and occasional furniture, with plant facilities located in Lexington, North Carolina and San Pedro Sula, Honduras. The accent and occasional furniture accounts for approximately 50% of the Company's total sales. The remaining 50% of total sales is split about evenly over the other three product lines. Wellington Hall Caribbean Corp. is a sales organization located in Lexington, North Carolina responsible for selling Muebles Wellington Hall, S. A.'s products to both the general public and Wellington Hall, Limited. Palmetto Furniture Galleries, Inc. is also a sales organization located in Lexington, North Carolina responsible for selling second quality furniture of both manufacturing affiliates. The Company grants credit to customers who are located primarily in the U. S.

The Company's policy is to maintain its cash balances in reputable financial institutions insured by the Federal Deposit Insurance Corporation which provides $100,000 of insurance coverage on each customer's cash balances. At times during the years, the Company's cash balances exceeded $100,000. Management believes that this policy will not cause any adverse effect to the Company.

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.   Note Receivable - Officer:

On January 30, 1992, Hoyt Hackney, President and Chief Executive Officer, exercised options and awards for 180,000 shares of common stock at the option price of $.80 per share resulting in a net increase in common stock of $144,000. This increase was accomplished by cash of $40,000 being paid over to the Company along with the issuance of a demand note to the Company by Hoyt Hackney of $104,000. The note receivable - officer was collateralized by the assignment of the interest the officer has in the Company's deferred compensation accrual account and bears interest at the federal rate as issued from time to time. This note was paid in full during the year ended April 30, 1999.

4.   Inventories:

Inventories consisted of the following:

                                                       1999             1998
                                                   -----------      -----------
Finished goods                                     $ 2,098,895      $ 1,867,072
Work-in-process                                      1,180,069        1,482,191
Raw materials                                          450,079          730,144
                                                   -----------      -----------
                                                     3,729,043        4,079,407
Less, allowance for slow-moving inventory             (142,000)         (68,446)
                                                   -----------      -----------
                                                   $ 3,587,043      $ 4,010,961
                                                   ===========      ===========

5.   Property and Equipment:

The major classes are as follows:

                                                        1999            1998
                                                     ----------      ----------
Land and buildings                                   $1,114,568      $1,117,651
Machinery and equipment                                 716,292         889,574

Furniture, fixtures, and other equipment                146,022         180,697
                                                     ----------      ----------
                                                     $1,976,882      $2,187,922
                                                     ==========      ==========

Depreciation expense for the years ended April 30, 1999 and 1998 amounted to $82,697 and $88,694, respectively.

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.   Notes Payable - Other:

Notes payable - other consisted of the following

                                                               1999          1998
                                                            ----------    ----------
Banco La Capitalizadora Hondurena, S. A
     Interest rates from 29% to 36%, secured by
     second mortgage on fixed assets and a lien on
     inventories of Muebles Wellington Hall, S. A           $  321,737    $  351,607

Banco de Honduras, S. A
     Interest rates from 29% to 36%, secured by
     inventories and a third mortgage on
     certain machinery and equipment of
     Muebles Wellington Hall, S. A                             112,257       138,981

Lexington State Bank
     Demand loan with weighted average interest
     rate of 9.56%, unsecured                                       --        93,600

Lexington State Bank
     Short-term line of credit, secured by a computed
     percentage of the Company's accounts receivable,
     inventories, and certain personal property assets,
     interest rate prime plus 1%                                    --     1,168,172

Lexington State Bank
     Short-term line of credit arrangement, secured by
     substantially all of the Company's assets, interest
     rate of prime plus 1.5%                                        --       246,000
                                                            ----------    ----------
                                                            $  433,994    $1,998,360
                                                            ==========    ==========

On June 16, 1999, Wellington Hall, Limited refinanced certain of its short-term notes payable to long-term. In accordance with SFAS No. 6, these short-term loans have been classified as long-term on the Company's Consolidated Balance Sheets and are more fully described in Note 7 below.

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.   Long-term Debt:

Long-term debt consisted of the following:

                                                         1999          1998
                                                      ----------    ----------
E. Kemm
     Interest payable monthly at 1% above prime       $   25,000    $   25,000

Overseas Private Investment Corporation
     Interest rate 10.00%, payable in quarterly
     installments of $30,969 plus interest through
     April 30, 1998.  Beginning July 31, 1998,
     quarterly installments increase to $61,937
     plus interest with a balloon payment due
     October 1999                                        826,479       898,092

Lexington State Bank
     Interest rate 10.00%, payable in monthly
     installments of $7,000 with interest at
     1.5% above prime                                         --       338,196

Lexington State Bank
     Interest rate prime plus .75% (8.50% at
     June 16, 1999), payable in monthly
     installments of $19,000 including interest        1,204,617            --

Lexington State Bank
     Interest rate prime plus .75% (8.75% at
     June 16, 1999), payable in full on
     June 16, 2000                                       300,000            --
                                                      ----------    ----------
                                                       2,356,096     1,261,288

Less, current maturities                                 969,438       356,262
                                                      ----------    ----------
                                                      $1,386,658    $  905,026
                                                      ==========    ==========

The weighted average interest rate paid E. Kemm amounted to 10.0% and 9.50%, respectively, for the years ended April 30, 1999 and 1998.

E. Kemm is a stockholder and an officer of the Company.

The Overseas Private Investment Corporation loan is secured by a first lien on all real estate and all current and future fixed assets of Muebles Wellington Hall, S. A. and a security interest in the Sales Agreement between Muebles Wellington Hall, S. A. and Wellington Hall Caribbean Corp.

The Lexington State Bank loans are secured by a first lien on all assets of Wellington Hall, Limited. The projected payments of long-term debt in each of the years subsequent to April 30, 1999 reflecting the amounts refinanced are:

                   Year Ending April 30            Amount
                   --------------------            ------

                           2000                 $  969,438
                           2001                    440,171
                           2002                    946,487

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.   Stock Option Plan:

On February 10, 1997, the Board of Directors approved the Wellington Hall, Limited 1997 Stock Option and Restricted Stock Plan (the Plan). The Plan has a term of ten years, expiring on February 9, 2007. Under the Plan, the Company may grant options or restricted stock awards to key employees, officers, or directors for up to an aggregate of 1,200,000 shares of common stock, with no individual receiving more than 600,000 shares. The price of the shares issued under the Plan is to be determined at the time of the grant, not to be below 100% of the fair market value of the common stock at the time of the grant. The Plan was approved by the stockholders of the Company at the October 1, 1997 annual stockholders' meeting. At April 30, 1999, no options or stock awards had been granted.

9.   Capital Stock and Capital Structure:

The Company, in accordance with its long-term loan agreement and line of credit with Lexington State Bank, is restricted from paying dividends on its capital stock without prior written consent of the Bank.

All shares of capital stock represent voting shares.

In 1997, the Company filed a registration statement with the Securities and Exchange Commission for the offer and sale of 1,689,887 shares of its common stock at $.50 per share. During the fiscal year ended April 30, 1998, the proposed stock offering was abandoned.

During the year ended April 30, 1999, the Company issued an additional 1,333,333 shares of common stock at $.30 per share to an existing officer/stockholder.

10.  Income Taxes:

Wellington Hall, Limited and Subsidiaries have the following net operating losses to offset future tax liabilities, if any, as follows:

                              Federal                State
Year of                       Net Operating          Net Operating
Origin                        Losses                 Losses
------                        ----------             ----------

April 30, 1995                $   24,281                     --
April 30, 1996                        --             $   90,701
April 30, 1997                   397,158                339,816
April 30, 1998                   774,367                774,367
April 30, 1999                   799,286                721,331
                              ----------             ----------
                              $1,995,092             $1,926,215
                              ----------             ----------

Generally, the federal losses may be carried forward for fifteen years and North Carolina losses may be carried forward for five years. Effective for years beginning January 1, 1999, North Carolina laws were amended to increase the number of years a net operating loss may be carried forward to fifteen years. The change applies to losses incurred in tax years beginning on or after January 1, 1993 and limits a loss that is more than fifteen years old to 15% of taxable income before the remaining portion may be carried forward. For years beginning January 1, 2002, the percentage limitation is repealed. Additionally, for losses incurred in 1998 and after, federal net operating losses may be carried forward for twenty years.

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10.  Income Taxes (continued):

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                         1999            1998
                                                      ---------       ---------
Deferred tax assets:
Book over tax depreciation                            $  17,411              --
Book allowance for inventory                             30,051              --
Book allowance for doubtful accounts                     19,476       $  19,596
Tax over book inventory                                  33,281          38,311
Deferred compensation                                   111,715         102,828
State net operating loss carryforward                   129,838          74,475
Federal net operating loss carryforward                 543,467         380,481
                                                      ---------       ---------
                                                        885,239         615,691
                                                      ---------       ---------
Valuation allowance for deferred tax assets            (764,434)       (488,284)
                                                      ---------       ---------
                                                        120,805         127,407
Deferred tax liability:
Tax over book depreciation                                   --       $   1,556
     Net deferred tax asset                           $ 120,805       $ 125,851
                                                      ---------       ---------

Due to the certain conditions, the valuation allowance was increased by $276,150 during the year ended April 30, 1999.

Classification on the Company's Consolidated Balance Sheets is as follows:

                                                      1999                1998
                                                    --------            --------
Current asset                                       $ 19,476            $ 18,165

Noncurrent asset                                     101,329             107,686
                                                    --------            --------
                                                    $120,805            $125,851
                                                    --------            --------

There follows a reconciliation of the income taxes per the income tax returns with the income tax expense (benefit) per the Consolidated Statements of Income:

                                                         1999           1998
                                                       --------       --------
Amounts shown by returns (net)                         $ 13,246       $    -0-

Deferred income taxes                                     5,046         (7,606)

                                                       $ 18,292       ($ 7,606)
                                                       --------       --------
Effective income tax rates                                  3.3%          (.7%)
                                                       --------       --------

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10.  Income Taxes (continued):

No provision has been made for U. S. income taxes on unremitted earnings of the foreign subsidiary (approximately $146,638 and $155,289, respectively) at April 30, 1999 and 1998, since it is the present intention of management to indefinitely reinvest these earnings.

The components of income (loss) before income taxes are as follows:

                                                1999                    1998
                                            -----------             -----------
Domestic                                    ($  558,350)            ($  778,955)
Foreign                                           3,255                (241,876)
                                            -----------             -----------
                                            ($  555,095)            ($1,020,831)
                                            -----------             -----------

Federal, foreign, and state income tax expense (benefit) consisted of the following:

                                                   1999                  1998
                                                 --------              --------
                 Federal                         $  3,317              ($ 5,800)
                 Foreign                              -0-                   -0-
                 State                             14,975                (1,806)
                                                 --------              --------
                                                 $ 18,292               ($7,606)
                                                 --------              --------

The following schedule reconciles the differences between the U. S. federal income tax rate and the effective tax rate:

                                                             1999        1998
                                                             -----       -----
Tax computed at the U. S. federal rate                        34.0%       34.0%
Deferred income taxes                                           .6         (.7)
Nondeductible expenses and benefit of
 domestic net operating loss                                 (34.0)      (34.0)
State income taxes, net                                        2.7          --
                                                             -----       -----
                                                               3.3%        (.7%)
                                                             -----       -----

11.  Leases:

The Company leases showroom space under a five-year operating lease expiring in April 2004.

The Company also leases office equipment under noncancelable leases expiring in 2000 through 2004.

Net minimum lease payments on the foregoing leases are as follows:

                     2000              $   68,003
                     2001                  68,003
                     2002                  66,308
                     2003                  63,128
                     2004                  61,318

Net lease expenses of the foregoing leases for the years are summarized as follows:

                                           1999               1998
                                         --------           --------
          Lease expenses                 $ 98,621           $ 97,634

          Sublease income                      --             46,214
                                         --------           --------
               Net lease expenses        $ 98,621           $ 51,420
                                         --------           --------

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12.  Contingent Liabilities:

In accordance with the Honduran Labor Code, the Company has the obligation to pay severance compensation to its employees in the event of dismissal under certain specific circumstances. It is the policy of the Company to pay such severance payments in accordance with the Law. At April 30, 1999 and 1998, the estimated contingent liability aggregated approximately $325,352 and $153,030, respectively.

On June 26, 1998, the Board of Directors of Wellington Hall Caribbean Corp. voted to pursue the sale of its Honduran subsidiary, Muebles Wellington Hall, S. A.

13.  Earnings Per Share:

During the year ended April 30, 1998, Wellington Hall, Limited and Subsidiaries adopted SFAS No. 128, "Earnings Per Share". SFAS No. 128 requires entities to present basic earnings per share computed by dividing income available to common stockholders by the weighted average number of common shares outstanding
(2,315,458 shares in 1999 and 2,289,887 shares in 1998). The Company has no diluted share equivalents outstanding and, therefore, the computation of diluted earnings per share results in the same earnings as basic earnings per share.

14.  Incentive Plan:

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

15.  Deferred Compensation Agreement:

On May 8, 1987, the Company adopted a Deferred Compensation Agreement with the President of the Company which will provide for the payment of $50,000 per year for 10 years in monthly installments when the President reaches age 62 and retires. The Agreement provides that if he dies before he has received the total payments or if he dies before retirement, then his beneficiary shall receive the benefit balance thereof in monthly installments. In future years, the deferred compensation will be accrued over the remaining term of service by the President on a present value basis. The accruals for the years ended April 30, 1999 and 1998 were $24,000 each year.

At the April 19, 1999 meeting of the Board of Directors, the Board approved an amendment to this Deferred Compensation Agreement.This amendment changes the annual payment under the Agreement to $20,000 per year not to begin prior to May 1, 2000. In exchange for the $30,000 decrease in the annual payment, the President is to receive 1,000,000 shares of the Company's stock. This amendment is to take effect at such time as it is executed by the officers of the Company and its President. At the date of the audit, the Agreement amendment had not yet been executed.

16.  Profit Sharing Plan:

During the year ended April 30, 1987, the Company adopted a combined Profit Sharing and Salary Reduction Plan. The Company contributes 50% of the employee contributions with a 2% maximum Company contribution on each employee's salary. The Plan also has a feature whereby the Directors can set aside certain profits as determined annually by the Directors. The Profit Sharing and Salary Reduction Plans are tax exempt under applicable sections of the Internal Revenue Code. The contributions by the Company for the years ended April 30, 1999 and 1998 were $7,572 and $2,714, respectively.

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17. Quarterly Financial Data - Unaudited: The following is a summary of the quarterly results of operations for the years ended April 30, 1999 and 1998:

                                Earnings (Loss)
                                  Per Share of
                                  Common Stock

Quarter               Net Sales             Gross Profit (Loss)            Net Income (Loss)         (Basic and Diluted)
Ended            1999          1998          1999         1998            1999           1998          1999       1998
              ----------    ----------    ----------    ---------     -----------     -----------     ------     ------
July 31       $1,556,520    $1,572,819    $  400,925    $ 222,228     ($   62,717)    ($  289,389)    ($0.02)    ($0.13)
October 31     1,351,361     1,467,983       308,897      463,650        (183,809)          5,783      (0.08)
January 31     1,376,578     1,327,101       246,553      294,799        (204,464)       (114,505)     (0.09)     (0.05)
April 30       1,436,747     1,293,406       187,332     (152,445)       (122,397)       (615,114)     (0.06)     (0.27)
              ----------    ----------    ----------    ---------     -----------     -----------     ------     ------
              $5,721,206    $5,661,309    $1,143,707    $ 828,232     ($  573,387)    ($1,013,225)     (0.25)    ($ .45)
              ==========    ==========    ==========    =========     ===========     ===========     ======     ======

18.  Disclosures About Fair Value of Financial Instruments:

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires that the Company disclose estimated fair values for its financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash:
The carrying amount approximates fair value.

Note receivable - officer:
The carrying amount approximates fair value.

Notes payable - other:
Due to the fact that these are short-term notes payable within one year, the carrying amount approximates fair value.

Long-term debt:
The fair value of long-term debt is estimated based on the current rates the Company could obtain on debt of the same remaining maturities.

The estimated fair values of the Company's financial instruments are as follows:

                                      1999                        1998
                            ------------------------    ------------------------
                             Carrying        Fair        Carrying        Fair
                              Amount        Value         Amount        Value
                            ----------    ----------    ----------    ----------
Cash                        $   49,938    $   49,938    $   32,514    $   32,514
Note receivable - officer           --            --        12,605        12,605
Notes payable - other          433,994       433,994     1,998,360     1,998,360
Long-term debt               2,356,096     2,356,096     1,261,288     1,261,288

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.  Year 2000 Issue - Unaudited:

The year 2000 problem exists since certain computer programs and applications were written using two digits instead of four to identify the year in the field assigned to the date. These programs may recognize the year 2000 as the year 1900, which could produce incorrect data.

The Company's management believes that they are prepared for the year 2000 and that they will not be significantly affected by internal applications.

Failure to achieve year 2000 compliance by the Company or a third party could negatively affect the Company's ability to conduct business for an extended period of time. There can be no assurance that all internal information technology systems and components will be year 2000 compliant; in addition, other companies on which Wellington Hall, Limited and Subsidiaries' operations rely may or may not be compliant on a timely basis. Any such failure could have materially adverse effects on the Company.

20.  Going Concern Considerations:

As reflected in the accompanying consolidated financial statements, the Company incurred a $573,387 loss in the year ended April 30, 1999 and a $1,013,225 loss in the year ended April 30, 1998. The Company's gross profit percentage increased from 15% in the year ended April 30, 1998 to 20% in the year ended April 30, 1999. While this increase is encouraging, it is still less than the 23% that was achieved in the year ended April 30, 1997. The Company's lines of credit and short-term borrowings were at near maximum levels at April 30, 1999 and 1998. A final balloon payment of the remaining principal on the Company's loan with the Overseas Private Investment Corporation (OPIC) is due in October 1999.

Management is continuing to develop new product lines with a concentration in higher volume items which should result in lower costs. Management also plans to continue to cut costs at its domestic manufacturing facility and increase production at its foreign manufacturing facility where costs are less. Additionally, the Company's management is working toward converting a portion of the debt with OPIC to capital.

21.  Statutory Reserve:

According to the Commercial Code of the Republic of Honduras, the statutory reserve must be constituted annually appropriating at least 5% of the periods earnings until it reaches 20% of capital stock. The statutory reserve, which is included in retained earnings, amounted to $23,558 at April 30, 1999 and 1998.

22.  Segment Information:

The Company's reportable segments are strategic business units that offer different services or are geographically integrated. They are managed in different ways because each requires different marketing strategies or is in a different geographical area.

Wholesale - Wellington Hall, Limited and Wellington Hall Caribbean Corp. engage in the wholesale marketing and sales of fine furniture. Wellington Hall, Limited manufactures much of the furniture that it sells, and Wellington Hall Caribbean Corp. purchases the furniture that it sells from its wholly-owned subsidiary.

Retail - Palmetto Furniture Galleries, Inc. engages in the retail sales of any second quality furniture manufactured by its affiliates.

Foreign - Muebles Wellington Hall, S. A., a company wholly-owned by Wellington Hall Caribbean Corp., is engaged in the manufacturing of fine furniture and components at its facilities in San Pedro Sula, Honduras. Recently, all of its sales have been to its sole owner.

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22.  Segment Information (continued):

                                 Wholesale        Retail          Foreign      Eliminations    Consolidated
                                -----------     -----------     -----------     -----------     -----------
Sales revenues          1999    $ 5,506,934     $   214,272              --              --     $ 5,721,206
                        1998      5,455,635         205,674              --              --       5,661,309

Affiliated revenues     1999      1,271,812              --     $ 2,071,637     ($3,343,449)             --
                        1998        675,312              --       1,870,046      (2,545,358)             --

Depreciation and        1999         49,071              --          55,696              --         104,767
amortization            1998         66,055              --          22,639              --          88,694

Interest income         1999         32,082              --              --         (31,554)            528
                        1998          5,718              --              --          (4,843)            875

Interest expense        1999        251,562              --         183,151         (31,554)        403,159
and other               1998        274,167              --         179,186          (4,843)        448,510

Income tax expense      1999         18,292              --              --              --          18,292
                        1998         (7,606)             --              --              --          (7,606)

Net income              1999       (328,182)       (182,578)          5,767         (68,394)       (573,387)
                        1998       (660,240)       (111,109)       (241,876)             --      (1,013,225)

Total assets            1999      3,816,709         261,725       1,325,651        (305,413)      5,098,672
                        1998      4,305,277              --       1,522,535         (50,586)      5,777,230

Capital expenditures    1999             --              --          11,845              --          11,845
                        1998         16,806              --          29,760              --          46,566

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22.  Segment Information (Continued):

Other Geographic Information - Sales to unaffiliated customers:

                                                    1999                 1998
                                                    ----                 ----
United States                                    $5,321,467           $5,661,309
Japan                                               393,053                   --
Republic of Korea                                     6,686
                                                 $5,721,206           $5,661,309

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

                                    DIRECTORS

Donald W. Leonard                            William W. Woodruff
     Chairman of the Board                        President of Woodruff
                                                  Shoe Store

Hoyt M. Hackney, Jr.                         Ernst B. Kemm
     President and Treasurer                      Executive Vice
                                                  President

Arthur F. Bingham
     Senior Executive Vice President

                                 TRANSFER AGENT

                  Continental Stock Transfer and Trust Company