Form 10KSB, Exhibit 13
period 1999-12-31
WELLINGTON HALL LTD
filed 2000-07-31
CIK 105567

EXHIBIT
                                       13

                                      2000
                                  ANNUAL REPORT
                            WELLINGTON HALL, LIMITED
                            Lexington, North Carolina

TO THE SHAREHOLDERS OF WELLINGTON HALL LIMITED

     During the fiscal year 2000, the domestic production and operations at the Lexington N.C. facility were curtained significantly and by the end of the year, the operations had essentially been converted to receiving, packaging, and shipping products from the Company's Honduran facility and from other foreign manufactures. This action was part of a plan to reduce the sales of domestically produced products with low profit margins and then possibly replace those sales with increased sales of the Company's Honduran products and products from other foreign manufacturers that have higher profit margins. As a result, total sales for the fiscal year declined by about $325,526 to about $5,395,680. However, the sales of domestic products included in the total dropped about $1,196,630. This decline was partially off set by an increase in the sales of Honduran products by about $259,979, an increase in the sales of products from other foreign sources by about $566,488, and an increase in the sales from the Company's retail outlet of about $44,637. All the sales are net of inter company sales.

     These changes or "switch in sales" resulted in a net loss for the year of $93,917 versus a net loss the previous year loss of $573,387. Operating profits for the fiscal year were $286,566 versus and operating loss the previous year of $133,644.

     During fiscal year 2001, the Company plans are to continue to pursue means of increasing the sales of Company's Honduran products and products from other foreign resources. In addition, the Company also expects to purchase most of the furniture previously manufactured domestically at the Lexington facility from off shore sources. By so doing, the objective will be restore some of the lost sales of this portion of the Company's product line and with sales that will have a profitable margin.

     The most significant challenge for fiscal year 2001 will managing and/or over coming the Company's financial situation. First, the Company must retire the debt with Overseas Private investment Corporation, about $838,876 on April 30, 2000, on or before October 31, 2000. Secondly, the Company must be able to finance a steady flow of incoming products to maintain sales at a profitable level equal at least to the Company's debt service demands. The Company's financial circumstances and possible remidies are further discussed below in the "Management Discussion and Analysis" section which follows in this report.

Sincerely,


Hoyt Hackney, Jr.
President

Upon written request directed to the Secretary of the Company at P.O. Box 1354, Lexington, North Carolina 27293-1354, Shareholders will be furnished a copy of the Company's Annual Report on form 10-KSB without charge

            MARKET PRICES, DIVIDENDS AND RELATED SHAREHOLDER MATTERS


     Until October 1995, the Common Stock of the Company traded in the NASDAQ over-the-counter market system. Since that time, the Company's Common Stock has traded on the NASD's over-the-counter bulletin board. In absence of a market maker to furnish quotations, the Company has listed the only sale prices available to the Company which are trade prices that appeared on the Internet during fiscal year 2000.

Quarter Ending    High     Low              Quarter Ending    High     Low
--------------    ----     ---              --------------    ----     ---

July     1998     5/32     5/32             July     1999     0.20     0.07
October  1998     0.15     0.15             October  1999     0.20     0.07
January  1999     1/8      1/8              January  2000     0.20     0.07
April    1999     0.07     0.07             April    2000     0.20     0.07

     These market quotations represent trade prices, as they appeared on the Internet.

     As of July 28, 2000, there were approximately 562 holders of record of the Company's Common Stock.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

     The Company's principal long-term capital resources are shareholders' equity, the term loan of Wellington Hall with Lexington State Bank and the term loan of WHCC with the Overseas Private Investment Corporation (OPIC). As of April 30, 2000, total stockholders' equity was approximately $950,977 and the outstanding principal amounts of the Lexington State Bank loan and the OPIC loan were about $1,455,505 and $838,876 respectively.

     On June 16, 1999, Lexington State Bank (LSB) the company's primary domestic lender restructured the company's debt whereby three lines of credit with an aggregate total of $1,550,000 and one term loan with a balance of approximately $278,000 were replaced by a long term loan of $1,529,784 with the repayment amortized over a period of ten years and a line of credit of $300,000. On June 16, 1999 the Company owed $20,000 against this line of credit. The three lines of credit retired carried interest rates ranging between prime plus 1% and 1 1/2%. The long term loan retired had an interest rate of prime plus 1.5%. The new long term loan and line of credit bear interest rates of prime plus 3/4% and are secured by substantially all of the Company's domestic assets. Principal payments on the line of credit are is due on demand. The line of credit and long term loan also contains restrictive covenants that prohibit Wellington Hall from paying dividends and making other distributions with respect to its capital stock. The line of credit is reviewed annually for renewal.

     The effect of the restructured LSB debt reduced the Company's "Current Liabilities" by approximately $967,280 and depending on the level the Demand Notes utilized over time, hold the Company's interest and principal to almost the level of those requirements prior to the restructuring of the debt thus minimizing the effect on the Company's working capital. The net proceeds of the original loans were used to refinance indebtedness used to purchase and expand the Company's Lexington, North Carolina facility.

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

     The Company, beginning on July 31, 1998 and thereafter was unable to make quarterly principal payments except for the quarters ending on January 31, 1999 and April 30, 1999 when for each quarter the Company paid approximately $21,000. The Company has made all required quarterly interest payments. On October 31, 1999 the Company was unable to make the balloon payment which had grown to approximately $826,479 and, therefore, the Company was in default of the loan agreement. The Company did make the quarterly scheduled interest payments on October 31, 1999, January 31, 2000 and on April 30, 2000. The acceptance of the interest payments by OPIC did not in any way alter the default status of the loan.

     The Company agreed in December of 1999 to bear the expense of having the OPIC mortgage on the Company's Honduran facility extended. Under Honduran law the maximum length of time a mortgage can remain in effect is ten years and OPIC's original mortgage was due to expire on April 1, 2000. All necessary actions have now been completed and the original OPIC mortgage has been effectively extended for another ten years. The expense of this transaction was minimal.

     In February of 2000, the Company's management and OPIC personnel met and discussed the future Company plans to satisfying the principal balance. The Company's position was that addition time must be given for it's current strategy, presented to OPIC during the meeting, to produced the growth in sales and a resulting level of profitability adequate to servicing the debt and/or that the Honduran facility be sold or and investor be found with interest in part ownership of that facility. The proceeds from such a sale or investment could, among other things, pay off the OPIC loan balance. Selling the Honduras facility and then contracting the production of the Company's products is consistent with the Company's current strategy of curtailing unprofitable domestic production and becoming a marketing and distribution Company for products available from foreign manufacturers.

     On May 1, 2000 the Company and OPIC entered into a Forbearance Agreement which among other things forebears OPIC until October 31, 2000 from seeking to enforce its rights against the collateral under the Loan Agreement due to the failure by the Company to make payment of principal in full, and interest thereon by October 31, 1999, as required under the terms of the loan agreement. In consideration for OPIC's above stated agreement to forbear from seeking to enforce right against the collateral, WHCC agreed to among other things to:

     (i) No later than July 3`, 2000, pledge, or cause to be pledged, to OPIC in a manner and with documentation (including legal opinions) acceptable to OPIC in form and substance (once executed, such document shall constitute "Financing Documents") all of the shares of Muebles Wellington Hall S.A. (Muebles); and

     (ii) Make quarterly interest payments in the manner and at the default rate specified in the Loan Agreement on the full, unpaid balance of the loan, effective as of October 31, 1999; and

     (iii) Exercise its best efforts to sell Muebles at a net value sufficient to repay OPIC's debt in full, and to cover OPIC's cost of collection, and commencing May 1, 2000, provide a written report to OPIC on a monthly basis regarding the Company's efforts to sell Muebles. The terms of any proposed sale are subject to OPIC's prior approval, and all of the proceeds of any sale shall be payable to OPIC, in a manner OPIC may specify, up to the amount owing to OPIC under the Financial Document; and

     (iv) As may be requested by OPIC, WHCC shall cooperate fully to provide OPIC with a written appraisal, or work with such broker as OPIC may identify to expeditiously sell Muebles, subject to the provisions of the last sentence of subparagraph (iii) above.

     On May 31, 2000 the Forbearance agreement was amended whereby item (ii) above was revised to read: Make quarterly interest payments in the manner specified in the Loan Agreement on the full, unpaid balance of the loan, effective as of October 31, 1999; and in lieu of making penalty interest payments on each quarterly payment date specified in the Loan Agreement, the Company shall pay a total penalty charge of $25,138.7 on October 31, 2000, which represents the penalty interest that will accrue during the Forbearance Period, computed on the basis of 360-day years of twelve 30-day months.

     This amendment to the forbearance agreement allows the difference in the 10% interest rate on the OPIC loan balance in effect prior to October 31, 1999 and the default interest rate of 13% included in the Loan Agreement would be added to the outstanding principal balance quarterly. On January 31, 2000 and on April 30, 2000 the principal balance was increased accordingly and on April 30, 2000 the outstanding balance was $838,876.34.

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

     The Company's primary sources of liquidity are the bank lines of credit and cash flow from operations. For its domestic operations, the Company has three hundred thousand dollar lines of credit with Lexington State Bank (See above) and the outstanding balance at April 30, was $240,000.

     MWH has lines of credit with two Honduran banks and as of April 30, 2000, an aggregate of about $218,219 had been borrowed under these lines. Borrowings bear interest at a rate that ranges between 27% and 30% payable quarterly and principal is payable on demand. The lines are secured by a second lien on the fixed assets of MWH and current assets.

     The Company's other primary source of liquidity is net cash provided by operating activities which was ($118,144) and $78,004 in fiscal 2000 and 1999, respectively. The primary contributing factor to the negative cash flow was a decrease in Other Current Liabilities of approximately $256,661. If the Company is to meet its liquidity needs in the future, it must generate positive cash flows and avoid any significant losses in the future.

     As of April 30, 2000, accounts receivable had increased by approximately $78.212 since the beginning of the fiscal year, mostly as a result of higher sales late in the fourth quarter. The receivables represented a turnover rate of about forty-eight days, a increase of about eight days when compared to the turnover rate reported at April 30, 1999. The company's normal terms of sale for the payment of invoices is Net 30 days for domestically produced goods (DPG) and 3% 10; Net 30 for foreign produced goods (FPG). In the case of export sales, an Irrevocable Letter-Of-Credit is required

     Consolidated inventories decreased by about $373,418 during the fiscal year primarily a result of a decrease of about $580,000 to the inventory of domestically produced goods which reduction was off-set by an increase of about $198,000 in foreign produced goods at the Company's Honduran facility, an increase of 143,000 of inventory of goods purchase from other from resources and an adjustment to the reserve for slow moving inventory of about $134,283. The total inventory is expected to continue to decline to both generate operating capital and to improve the turn on the inventory value. Sales and backlogs are further discussed herein below.

     Property and equipment is reported to have increased by about $15,307 reflecting the devaluation of the Honduran currency during the fiscal year. Actual capital expenditures for the fiscal years were approximately $39,809 mostly to upgrade and maintain the Honduran facility. The value of the Company's foreign fixed assets are revalued to reflect the fluctuation in the value of the foreign currency. The decline in that value during the fiscal year 2000 was approximately $24, 502 and the devaluation of the Honduran currency relative to the prior fiscal year end was about 4.7%. The historical value of the Company's Honduran assets are carried on the subsidiaries' books in the local currency, the lempira. Lempiras are converted to dollars at the spot rate in effect at period end when the Company's financial statements are consolidated, and the reduction to the reported value of these assets appears as part of the translation adjustment. There are no significant capital expenditures planned for fiscal year 2001 and expenditures are expected to be limited to maintenance needs which develop from time to time.

     Current Maturities on Long Term Debt declined slightly and mostly reflects the balloon payment required by the terms of the OPIC loan agreement on October 31, 2000. (See the discussion of the OPIC loan above). Long-term debt less current maturities increased because of a new long term loan with Lexington State Bank as a result of the Company's loans being restructured on June 16, 1999 (see the discussion of LSB above) a new loan from Ernst B. Kemm of $55,000, and the addition penalty interest from the OPIC Forbearance Agreement discussed above.

     Current liabilities decreased by approximately $254,437 mostly as a result of a decrease of about $103,379 in trade payable, about a $23,371 decrease in customer deposits, and various Other Current Liability's of $136,392. These reductions are not expected to continue in fiscal year 2001.

     The Company is subject to the risk that foreign currency fluctuation may have an adverse impact on its operations, For example, if the Honduran currency were to stabilize in the future or to increase in value against the dollar, the Honduran subsidiary's cost might increase causing profit margins to erode. The Company, however, does not engage in any hedging of the exchange rate fluctuations. Since the acquisition of the Honduran subsidiary in 1989, the lempira has continually devalued against the U.S. dollar, from 2.0 lempira to the dollar in 1989 to 14.71 lempira to the dollar at April 30, 2000. Although the devaluation of the lempira has resulted in reductions in the historical book value of the assets and liabilities and a corresponding reduction to shareholders' equity in the form of a $1.94 million cumulative translation adjustment, the Company also benefits from lower product cost from the subsidiary as the lempira devalues. In view of the long-term trend of the devaluation, management believes that hedging of the exchange rate fluctuation is unnecessary and could reduce or eliminate the benefits of lower product costs resulting from any continued devaluation.

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

     In 1989, the Company acquired the Honduran Facilities and anticipated raising $1,500,000 through the sale of the Company's stock by the board of directors. The private placement ended early in 1990 having produced about one-half the funds anticipated. The result of not raising all the funds has been that the Company has had to incur more debt and restrict capital expenditures that were both in its original plans at the time of the acquisition and that have developed since the acquisition. Because of this debt, sales needed to grow rapidly from the time of the acquisition to a level at which operating incomes would be adequate to service the debt and to fund capital needs if the Company was to grow. Maintaining an adequate level of sales since the acquisition has been possible only for limited periods of time, mostly as a result of a sluggish furniture economy that existed over portions of that time, a period that includes two recessions. The sluggish furniture economy also reduced the industry's distribution base, especially the base of mid to small retailers more committed to using smaller manufacturers, such as the Company, as a resource. Furthermore, management believes that the consumer taste in home furnishings swung away from the more formal designs and executions that the Company has marketed to more informal designs. In addition, and over the more recent years, the medium to higher priced segments of the furniture has basically seen the industry go off shore and domestic produced products have become non competitive and/or unprofitable.

     Management believes that the resulting situation is that the Company has too much debt service, given its sales volume most recently achieved, and has inadequate funds for its plans to restoring and growing its sales to a level where its operating profits can accommodate its needs. The Company's cash position has been tight during all of previous four years. The sale of stock to Mr. Bingham assisted the Company in meeting its working capital and other cash needs during fiscal 1997. During fiscal years 1998 and 1999, the Company depended on the sale of excessive inventories, much of which was highly discounted, to support continued operations. The equity fund received as a result of Mr. Kemm's and Mr. Rick's investments (See discussion of Furniture Classics below) along with the continue reduction of inventory contributed materially to operating funds during fiscal year ended April 30, 2000.

     On April 30, 2000, Ernst B. Kemm, upon the Board of Directors approval executed a long term loan with the Company whereby the Company can borrow up to $110,000 to finance the purchase of inventory from off shore suppliers. Under the terms of the loan, interest will be paid monthly on the outstanding balance at a rate of 1 1/2 per above prime as established by Lexington State Bank. Upon notification by Mr. Kemm, the outstanding balance will be due on the last day of the thirteenth month following the receipt of notification. The Company has the right to make payments against the balance from time to time. On April 30, 2000 the Company borrowed $55,000 against this loan.

     In March of 1999, the Company and Furniture Classics Limited (FCL) entered into a verbal agreement whereby FCL would supply the Company a line of mirrors, chinese antiques, and other products from their foreign sources which the Company will market exclusively. Under this agreement R. Douglas Ricks, the FCL president would became a shareholder by investing $27,000 for 100,000 shares of the Company's common stack, would be nominated as a Director, and would assist management in developing additional products to further exploit these new sources. As part of the agreement and to enhance Company sales and possibly finance the growth of these sales, FCL received certain incentives in the form of warrants. At the High Point International Furniture Market held in April

1999 the Company displayed these products and initial shipment resulting orders are reflected in the Company's sales during the fiscal year ended April 30, 2000. On May 4, 1999 Company and FCL executed a contractual agreement and on June 22, 1999 the Company received $27,000 for the Company's common stock (see the Proxy Statement). The warrants issued as part of the FCL agreement are priced a can be exercised by the following:

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

     At the annual meeting of shareholders held in September of 1999, Mr. Ricks was elected a director and on October 31, 1999 Mr. Rick's exercised a warrant and invested $30,000 for 100,000 shares of the Company's common stock. The funds received from Mr. Ricks was used to purchase inventory.

     On April 19, 1999, Hoyt M. Hackney, the Company President, with the majority of the Board of Directors approval , agreed to alter the "Deferred Compensation Agreement" between Mr. Hackney and the Company. The agreement allows that upon retirement, at age 62 or older, or upon his death he or his estate would received $50,000 per year for a period of ten years (see Proxy Statement). The Company has accrued the expensed of this obligation over the last twelve years and is scheduled to continue that expense until the sum of $300,000 has been accrued. At April. 30, 2000 the Company's Balance Sheet stated a $312,000 long term liability as a result of this accrual.

     The revisions (the revision) to the "Deferred Compensation Agreement", not yet finalized, are expected to reduce the compensation to $20,000 per year but not before May 1, 2005. In exchange, Mr. Hackney would receiving restricted stock, 1,000,000 shares of common stock at $.30, which can not be sold until after retirement or death and then only in increments of 1/10 of the shares per year for a period of 10 years. This action could capitalize the $300,000 liability and thus remove the long term liability from the Company's balance sheet when the transaction is executed.

     The primary purpose of the revisions to the "Deferred Compensation Agreement" was as an incentive to the Company's lenders to restructure the outstanding Company loans whereby the potential outlay of $50,000 per year is removed, reduced and/or delayed to enhance the Company's ability to repay its debt over all or part of the period the restructured loan long agreement would specify. After the action of the board of directors on April 19, 1999 the financial institutions to whom the Company is indebted have shown little interest in the revision being complete though, in fact, it was suggested by one of the Company's lenders.

     The finalization of this revision to the Deferred Compensation Agreement has been tabled. As a condition of the revision, the revision can not represent a taxable event to Mr. Hackney. Professional assistance has produced a scenario whereby the revision may meet this condition but further profession evaluation will be required. Because of the expense and demands on management of more urgent matters, finalizing the revision has been given a lower priority.

     The Company leases a 4,400 square-foot showroom located in High Point, North Carolina which is utilized to display the Company's products, particularly new product introductions, during the semiannual International Furniture Markets.

RESULTS OF OPERATIONS

Fiscal Year ended April 30, 2000 compared to Fiscal Year ended April 30, 1999

     Consolidated revenues for the fourth quarter of fiscal year ended April 30, 2000 were approximately $1,177,621 down about $281,992 when compared to the revenues of approximately $1,459,318 reported for the fourth quarter of fiscal 1999. For the fiscal year 2000, consolidated revenues were $5,404.176 and down about $318,914. Sales included of domestically produced furniture for the fourth quarter were approximately $389,791 down about $543,90 from the fourth quarter the previous year and these sales for the year were approximately $2,301,471 down about $1,196,630 when compared to the previous fiscal year. Sales included for the fourth quarter of products produced in the Honduran facility, net of inter company sales, were approximately $626,523 an increase of about $106,296 versus the approximately $520,227 reported last year. For the year, these sales were approximately $2,253,573 an increase of about $193,538 when compared with the approximately $2,060,035 reported the previous year.259,979.

     The consolidated sales also include for the fourth quarter and fiscal year new products from new off shore resources marketed under Wellington Hall Imports
(WHI) which were first introduced in April 1999. For the fourth quarter, revenues form these products were approximately $157,147 and for the fiscal year were $566,818. There were no sales of this category of products included in fiscal year 1999. There were essentially five sources utilized in fiscal 2000, four of which are by Furniture Classics. In fiscal 2001, the Company expects to add additional off shore vendors and new products. Sales as a result of new products from two new sources whose products were introduced in April 2000 are expected to be impacted beginning in the second fiscal quarter ending on October 31, 2000.

     The consolidated revenues included sales from the Company's retail outlet located in the Lexington facility and operated as Palmetto Furniture Galleries for the fourth quarter of about $90,801 about equal to the approximately $98,250 for the previous years fourth quarter and for the fiscal year sales were about
$259,469 versus about $215, 024 for fiscal year 1999 an increase of about $49,000..

     The decline in the sales of domestic products products is a continuation of a trend that the Company has experience over the last four years. The Company experienced a significant drop in the rate of incoming orders for these products in fiscal 1997 and has experienced a continuing downward trend since that time. Management believe that several fundamental factors probably contribute to the cause of this trend including a shrinking distribution base, more and more retailers have gone out of business, changing consumer taste away from more formal designs such as the Company's products, and the high cost of domestic production which can not compete with imports which are possibly undercut the value of domestically produced goods.

     To possibly counter act this decline the Company has developed and adopted a marketing plan that includes strategic measures such as (i) augmenting the Company's traditional product line with new categories of home furnishing products such as mirrors and Chinese antiques, (ii) augmenting the Company's traditional product line with lower priced products produced by foreign manufactures (other than and in addition to the Company's Honduran produced goods), (iii) updating and upgrading catalogs and other sales aids in all distribution channels, (iv) operating a full time retail outlet, and (v) beginning in fiscal year 2001, to develop off shore suppliers for the Company's products produced in the past at the Company's Lexington facility (domestically-produced products).

     In pursuit of this strategy the Company developed and introduced in April of 1999 approximately thirty designs that were to be produced exclusively for the Company by a foreign manufacture. The Company then entered into an agreement with Furniture Classics Limited to supply the Company a line of mirrors, chinese antiques, and other products from their foreign sources which the Company market exclusively. At the High Point International Furniture Market held in April 1999 the Company initially displayed these products and sales are reflected above as the revenues included from WHI. At the Market held in October of 1999 and April 2000, the Company expanded on it display of products from Furniture Classics Limited. In addition and at the April 2000 Market, the Company displayed products to be supplied by two new suppliers in an effort to increase sales of the imported goods. The orders received as a result of the expanded displays and expected to be reflected in fiscal 2001 sales for Wellington Hall Imports.

     These sales of Honduran produced products are marketed under the name of the Company's subsidiary, Wellington Hall Caribbean Corp. (WHCC products) reportedly increased (see discussion of sales above) when compared with the the fiscal previous year. These sales include both the finished products sold primarily through retailer (retailer sales) and to other manufacturers (OEM sales). For the fiscal year the retailer sales actually increased by about $225,411 or 10.4% while OEM sales declined by about $31,873 down from about $124,669 the previous year. The increase in retailer sales can mostly be attributed to the production and distribution of new catalogs on most of these products during the first quarter of fiscal year 2000.

     The decline in domestic sales has also negatively effected the Company's foreign operations. The domestic operation was consuming a significant portion of the foreign output as dimension stock, carved and/or turned components and unfinished assemblies into domestic production. The decline has effectively cost the foreign operation its best and largest customer. This situation, most significantly, resulted in the Honduran facility operating under capacity and unprofitably over the more recent past. To counteract this loss of inter Company sales and to increase revenues and operations at the Honduran facility, effort has been directed through WHCC at selling other manufactures and wood consumers their products and production requirements; OEM sales. These sales, as stated above declined from about $124,669 in fiscal 1999 to only about $ 92,700 even though a number of manufacturer and a significant amount of product was quoted and in many cases sampled. Management contribute this lack of success to possibly two factors. First, and like the Company, most of the manufactures pursued produce domestically higher priced products and the items quoted did not sale. Secondly, the competition for OEM sales is more competitive and the products are probably more readily available than in years past from sources significantly less expensive than Honduras. Even though the Company enjoys a significant advantage in production cost at its Honduran facility relative to domestic cost, such countries, for example, as Indonesia or China seem to have even greater advantages.

     As another means of increasing WHCC sales, other than the efforts discussed above, the Company converted some products from it domestically produced product line to the WHCC line. An English bedroom and a quantity of occasional furniture items, which in the past were included in the domestic product line have been switch to Honduran production and the sales of these products were included in the fiscal year 2000 revenues. Management believes these items are being sold at lower price but at higher margins

     This switch in product accelerated the decline in the level of the Company's domestic production activities which contributed most heavily to the losses reported the last three years. By the end of fiscal year 2000, the domestic facility has essentially become a facility to receive, deluxe, package, warehouse and distributed products both from the Honduran facility and from other foreign sources discussed above. Considerable effort is being made to bring the domestic operating costs and overheads down to a level such that the remaining domestic production, WHCC sales, and Wellington Hall Export sales will absorb these cost and return the Company to profitability.

     To reduce inventories and to generate operating funds, the Company has sold inventories deemed to be slow moving, of unacceptable quality or discontinued product at highly discounted prices. In fiscal year 1999, the Company ended its association with a furniture clearance center where by this inventory was sold at highly discounted prices which negatively effected operation cost. In the first quarter of fiscal year 2000, the Company stopped the using of "Tent" sales held at the Lexington facility to raise operating capital by selling inventory at highly discounted prices. To expand sales and revenues, the Company opened a "Factory Outlet" where by products are sold to the public generally at wholesale prices or at discounted prices within the available margins. The outlet is operated as Palmetto Furniture Gallery (PFG), housed in the Lexington facility, operating expense charged to the Company, and manned by Company personnel. The consolidated revenues include the sales generated by PFG (see above). In fiscal year 1999, these inventory sales accounted for approximately $182,578 to the consolidated loss versus a small profit contribution in fiscal year 2000 of $5,291. The outlet will continue to operate during the upcoming fiscal year.

     The Company's firm backlog of orders on April 30, 2000 was approximately $1,876,566 down from its backlog of $2,342,513 on April 30, 1999. The April 30, 2000 backlog included $763,498 of domestically-manufactured products, as opposed to $1,191,649 included in the 1999 backlog. The backlog for WHCC and Honduran-produced products, less inter company orders, was $780,936 on April 30, 2000 versus $552,148 on April 30, 1999. The April 30, 2000 backlog included $332,132 of imported products, from sources other than Honduras, as opposed to $552,794 included in the 1999 backlog.

     Cost of sales decreased approximately $277,482 to about $979,131 for the fourth quarter and decreased about $660,903 to about $3,916,596 for the fiscal year ended April 30, 2000. For the quarter the Cost of Sales were about 80.2% of sales down from about 86.96% the previous year. For the fiscal year the Cost of Sales as a percent of sales were about 72.6% down from about 80% for fiscal year 1999. The primary reasons for the decline in Cost of Sales were:

     (i) The decline in the cost of highly discounted inventory during fiscal 2000 versus those sold the previous year as discussed above.

     (ii) Lower cost of good sold for Honduran produced goods

     (iii) The addition sales of products from off shore sources other than Honduras which have lower cost as a percent of sales relative to the declining sales of domestically produced goods which have a higher cost.

     Reported revenues and cost of goods sold as a percentage of sales have been affected by changes in the Company's prices on those products distributed through retailers. The prices for domestically produced product were increased, effective August 15, 1999, by about 5 to 6% to improve margins on that portion of the company's product lines. Prices for Honduran produced products were increased about 6% affective on April 15, 1999 and on April 15, 2000.

     Selling, general and administrative expenses declined in the fourth quarterly by about $80,204 to about $203,694 and about 17.3 % percent of revenues and were down about $96,613 during the year to about $1,200,914 and represent about 22.2% of revenues. The decline in these cost for the fiscal year reflect lower sales commission on lower sales, voluntary salary reductions for management. These reduction will continue at least for the upcoming first quarter of fiscal 2000 ending July 31, 2000. The fourth quarter decline also included certain over accrued expense which will not be reflected in future results.

     Interest expenses of approximately $98,513 for the fiscal fourth quarter represent a increase of about $12,000 versus that paid during the previous year fourth quarter. For the fiscal year 1999, interest expenses were about $372,704 versus about $403,159 in fiscal year 1999, down about $30,455 over the prior year as a result mostly of a slight decline in short term foreign debt with high interest rates (See discussion above).

     For the the fiscal quarter ended April 30, 2000, operating income (earnings before interest and taxes) was a about $84,513 compared to a loss of approximately ($81,194) for quarter ended April 30, 1999. For the fiscal year ended April 30, 2000, the operating income was $286,666 versus the previous year's loss of about ($151,936). The net loss for the fourth quarter was about ($11,441), (0.0) cents per share versus a loss of about ($127,397) or ($.02) cents per share for the previous years fourth quarter, while for the fiscal year there is a net loss of ($93,917) or ($.02) per share, compared to a net loss of ($573,387) or ($.25) per share for the prior year, fiscal 1999.

     The net loss reported in the fourth quarter and fiscal year ended April 30, 2000 are a result generally of slow sales, the company's limited operating capital and relatively high level of indebtedness. Because of the slow sales and and to avoid increasing inventories, it was necessary, during most of the year, to reduce production volumes, primarily assembled production, in the Company's domestic facility and foreign operations to levels below that required to manage labor and overhead cost. In addition, the Company sold off inventories at essentially break-even prices to generate cash to cover the operating loss and to finance continued operations.

     The Company's auditing firm expressed that in their opinion there is substantial doubt about the Company and its subsidiaries to continue as a going concern. (See the Independent Auditors Report and note 20 in the consolidated financial statements). For the Company to continue to operate, sales and profits must increase to a level whereby indebtedness can be repaid as scheduled and the oustanding OPIC loan principal balance is repaid on or before October 31, 2000. To increase sales, the company will need more operating funds. To generate operating funds the Company will need to raise capital or sell part of its assets. To repay OPIC by October 31, 2000 the company will need to raise capital or refinance the outstanding principal..

     The Company does not believe it can expect to raise capital through some common channel because of its recent history of sales and profits even though results improved materially in fiscal year 2000. Therefore, the most likely avenue is to sell certain assets. The sell of the Company's Honduran facility, or arrange an outside investment in that facility, has been discussed from time to time and over the last twelve months with a number of potentially interested entities but no material commitment has been received by the Company. The Company believes that the value of that facility exceeds all the Company's indebtedness and possibly all it's liabilities. The Company prefers a buyer which would continue to sale the Company it's products for marketing and distribution to its established customers.

     The Lexington operations, domestic operations, could be sold and, though discussion have occurred from time to time over the last twelve months with potential buyers, there has been no material commitment received by the Company. The Company believes that the value of that facility and operations exceeds all the Company's indebtedness and possibly all it's liabilities. If the Company sales the domestic operations it would represent a change of ownership and the Company would continue to operate the Honduran facility. The Company believe that a potential buyer would continue to purchase there products from the Honduras facility.

     The Company has considered proposing the sale of its public corporate shell by taking the Company private. Thought this action would not raise significant capital, considerable expense would be eliminated. The Company has not received a material commitment on a sale of the corporate shell.

     The OPIC (see discussion above) loan and Forbearance Agreement terminate on October 31, 2000 and the Company intends to take all possible actions to repaying the loan on or before that date. In addition to finding a buyer or investor discussed above, the possibility of refinancing the loan is being presently being pursued. The Company has not received a material commitment form a lender on refinancing the loan.

     Sales of foreign produced products and Honduran produced products demonstrated adequate margins for profitability in fiscal year 2000. In fiscal year 2001 and in addition to the established products, the Company expects to expend the product line from foreign source and to secure the production of its products manufactured domestically in the past from foreign sources. Those products manufactured domestically in the past are expected to be purchased at a price which will in many situations allow the reduction of wholesales prices and an improvement in the margins on their sale. If the Company can finance these purchases in quantities to maintain a reasonable level of sales it could return to profitability in fiscal year 2001 ending April 30, 2001.

                           Forward Looking Statements

     Certain statements in Item 1. -Business and item 7 -Management's Discussion and Analysis of Financial Condition and Results of Operations contain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations, and intentions. The cautionary statements made in this 10KSB should be read as being applicable to all related foreward-looking statements where ever they may appear in this form 10KSB. The Company's actual results could differ materially from those discussed herein.

TURLINGTON AND COMPANY, L.L.P.

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders

Wellington Hall, Limited and Subsidiaries
Lexington, North Carolina

We have audited the accompanying consolidated balance sheets of Wellington Hall, Limited and Subsidiaries as of April 30, 2000 and 1999, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of Wellington Hall, Limited and Subsidiaries' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Muebles Wellington Hall, S. A., a wholly-owned subsidiary, which statements reflect total assets of $1,308,735 and $1,325,651, respectively, as of April 30, 2000 and 1999, and total revenues of $2,041,637 and $2,071,637, respectively, for the years ended April 30, 2000 and 1999. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Muebles Wellington Hall, S. A., is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wellington Hall, Limited and Subsidiaries as of April 30, 2000 and 1999 and the results of their operations, and their cash flows for the years then ended in conformity with generally accepted accounting principles.

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

July 7, 2000

                     KPMG PEAT MARWICK ASESORES, S. de R.L.
                       Auditoria, Consultoria e Impuestos

Apartado 3398, Tequcigalpa              Apartado 257, San Pedro Sula
Honduras, C.A.                          Honduras, C.A.
Telefono: 232-2806, 232-5907            Telefono: 553-3545, 553-0146
Telefax: 232-5925                       Telefax: 552-2223
E-Mail: kpmgtgu@hondudata.com           E-Mail: kpmgsps@hondudata.com

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------

Board of Directors
MUEBLES WELLINGTON HALL, S.A. DE C.V.:

We have audited the accompanying balance sheets of Muebles Wellington Hall, S.A. de C.V., San Pedro Sula, Honduras, as of April 30, 2000 and 1999 and the related statements of earnings (loss), retained earnings and cash flows for the years then ended. Such financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits

We conducted our audits in accordance with generally accepted auditing standards in Honduras. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, in a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Muebles Wellington Hall, S.A., de C.V., as of April 30, 2000 and 1999 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in Honduras.

                                                     /s/ KPMG

July 7, 2000

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                    April 30
                                                             2000             1999
                                                         ------------     ------------
ASSETS
Current assets:
   Cash                                                  $      4,541     $     49,938
                                                         ------------     ------------
Accounts receivable:
   Trade                                                      692,423          617,191
   Less, allowance for doubtful accounts                      (63,843)         (63,843)
   Inventories                                              3,310,191        3,587,043
   Prepaid expenses                                            66,795           47,224
   Deferred income taxes                                       22,145           19,476
                                                         ------------     ------------
                                                            4,032,252        4,257,029
                                                         ------------     ------------
Property and equipment:
   Cost                                                     1,992,189        1,976,882
   Less accumulated depreciation                            1,298,671        1,244,920
                                                         ------------     ------------
                                                              693,518          731,962
                                                         ------------     ------------
Other assets:
   Deferred income taxes                                      104,366          101,329
   Other                                                          299            8,352
                                                         ------------     ------------
                                                              104,665          109,681
                                                         ------------     ------------

                                                         $  4,830,435     $  5,098,672
                                                         ============     ============
LIABILITIES

Current liabilities:
   Current maturities on long-term debt                  $    953,918     $    969,438
   Notes payable - other                                      458,219          433,994
   Accounts payable - trade                                   494,293          597,672
   Customer deposits                                           68,457           91,828
   Other current liabilities                                  172,108          308,500
                                                         ------------     ------------
                                                            2,146,995        2,401,432
                                                         ------------     ------------
Noncurrent liabilities:
   Long-term debt, less current maturities
      (including $80,000 due to officer)                    1,420,463        1,386,658
   Deferred compensation accrual                              312,000          288,000
                                                         ------------     ------------
                                                            1,732,463        1,674,658
                                                         ------------     ------------

                                                            3,879,458        4,076,090
                                                         ============     ============
STOCKHOLDERS' EQUITY
Common stock; authorized 6,000,000 shares; no par;
   shares issued and outstanding  for 2000 and 1999 -
   3,823,220 and 3,623,220, respectively                    3,811,531        3,754,531

Preferred stock; authorized 5,000,000 shares; $5 par;
no shares issued and outstanding for 2000 and 1999                -0-              -0-

Accumulated other comprehensive income (loss)              (1,949,086)      (1,914,398)

Retained earnings (deficit)                                  (911,468)        (817,551)
                                                         ------------     ------------
                                                              950,977        1,022,582
                                                         ------------     ------------
                                                         $  4,830,435     $  5,098,672
                                                         ============     ============

               The accompanying notes are an integral part of the
                        consolidated financial statements

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES

                        CONSOLIDATED STOCKHOLDERS' EQUITY

                                                       Years Ended April 30
                                                       2000             1999
                                                    -----------     -----------

Common stock:
   Authorized 6,000,000 shares; no par:
      Balances, beginning of years                  $ 3,754,531     $ 3,354,531
      Shares issued during the years                     57,000         400,000
                                                    -----------     -----------
      Balances, end of years                          3,811,531       3,754,531
                                                    -----------     -----------
Preferred stock:
   Authorized 5,000,000 shares; $5 par; issued and
      outstanding beginning and end of years                -0-             -0-
                                                    -----------     -----------

Accumulated other comprehensive income (loss):
   Balances, beginning of years                      (1,914,398)     (1,870,875)
   Changes during the years                             (34,688)        (43,523)
                                                    -----------     -----------
   Balances, end of years                            (1,949,086)     (1,914,398)
                                                    -----------     -----------

Retained earnings (deficit):
   Balances, beginning of years                        (817,551)       (244,164)
   Net loss for the years                               (93,917)       (573,387)
                                                    -----------     -----------
   Balances, end of years                              (911,468)       (817,551)
                                                    -----------     -----------
                                                    $   950,977     $ 1,022,582
                                                    ===========     ===========

               The accompanying notes are an integral part of the
                        consolidated financial statements

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                                                        Years Ended April 30
                                                        2000            1999
                                                    -----------     -----------
Revenue:
   Sale of furniture                                $ 5,395,680     $ 5,721,206
   Other income                                           8,496           1,884
                                                    -----------     -----------
                                                      5,404,176       5,723,090
                                                    -----------     -----------
Costs and expenses:
   Cost of goods sold                                 3,916,596       4,577,499
   Selling, general, and administrative expenses      1,200,914       1,297,527
   Interest expense                                     372,703         403,159
                                                    -----------     -----------
                                                      5,490,213       6,278,185
                                                    -----------     -----------
Loss before income tax expense (benefit)                (86,037)       (555,095)

Income tax expense (benefit)                              7,880          18,292

Net loss for the years                              $   (93,917)    $  (573,387)
                                                    ===========     ===========

Earnings (loss) per share of common stock:
   Basic and diluted:
      Net loss for the years                        $      (.02)    $      (.25)
                                                    ===========     ===========

               The accompanying notes are an integral part of the
                        consolidated financial statements

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                        Years Ended April 30
                                                        2000            1999
                                                    -----------     -----------

Net loss for the years                              $   (93,917)    $  (573,387)

Other comprehensive income (loss) -
   net of changes during years:

Foreign currency translation adjustments                (34,688)        (43,523)
                                                    -----------     -----------

Comprehensive loss for the years                    $  (128,605)    $  (616,910)
                                                    ===========     ===========

               The accompanying notes are an integral part of the
                        consolidated financial statements

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                          Years Ended April 30
                                                           2000          1999
Cash flows from operating activities:
   Net loss for the years                               $ (93,917)    $(573,387)
   Adjustments to reconcile net loss to
     net cash provided by operating activities:
      Depreciation                                         65,222        82,697
      Amortization                                              0        22,070
      Adjustment for allowance for fringe benefits              0       (46,039)
      Deferred compensation                                24,000        24,000
      Allowance for slow-moving inventory                (134,283)       75,613
      Deferred income taxes                                (5,705)        5,046
   Changes in assets and liabilities:
      Accounts receivable                                 (78,212)      102,508
      Note receivable - officer                                 0        12,605
      Inventories                                         373,418       296,317
      Prepaid expenses                                    (19,827)       31,829
      Other assets                                            782         3,339
      Accounts payable, customer deposits,
        and other current liabilities                     256,661        41,406
                                                        ---------     ---------
         Net cash provided by operating activities        118,144        78,004
                                                        ---------     ---------
Cash flows from investing activities:
   Purchase of equipment                                        0       (11,845)
                                                        ---------     ---------
Cash flows from financing activities:
   Long-term borrowings                                   389,387            --
   Payments on long-term debt                             (83,271)     (125,192)
   Payments on short-term debt                           (256,412)     (316,179)
   Proceeds from issuance of stock                         57,000       400,000
                                                        ---------     ---------

Overseas Private Investment Corporation
   note deferred interest                                  12,397            --

Net cash provided by (used for) financing activities      119,101       (41,371)
                                                        ---------     ---------

Effect of exchange rate changes on cash                    (6,545)       (7,364)

Net increase (decrease) in cash                           (45,397)       17,424

Cash, beginning of years                                   49,938        32,514
                                                        ---------     ---------
Cash, end of years                                      $   4,541     $  49,938
                                                        ---------     ---------
Cash paid during the years for:
   Income taxes                                         $  25,974     $     -0-
                                                        ---------     ---------
Interest                                                $ 357,645     $ 417,553
                                                        ---------     ---------

               The accompanying notes are an integral part of the
                        consolidated financial statements

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS As of
                 and for the Years Ended April 30, 2000 and 1999

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

The Company's policy is to maintain its cash balances in reputable financial institutions insured by the Federal Deposit Insurance Corporation which provides $100,000 of insurance coverage on each customer's cash balances. At times during the years, the Company's cash balances may have exceeded $100,000. Management believes that this policy will not cause any adverse effect to the Company.

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

4.   INVENTORIES:

Inventories consisted of the following:

                                                      2000              1999
                                                  -----------       -----------

Finished goods                                    $ 1,657,096       $ 2,098,895
Work-in-process                                     1,110,293         1,180,069
Raw materials                                         550,519           450,079
                                                  -----------       -----------
                                                    3,317,908         3,729,043
                                                       (7,717)         (142,000)
                                                  -----------       -----------
                                                  $ 3,310,191       $ 3,587,043
                                                  ===========       ===========

5.   PROPERTY AND EQUIPMENT:

The major classes are as follows:

                                                         2000            1999
                                                      ----------      ----------
Land and buildings                                    $1,111,590      $1,114,568
Machinery and equipment                                  733,675         716,292
Furniture, fixtures, and other equipment                 146,924         146,022
                                                      ----------      ----------
                                                      $1,992,189      $1,976,882
                                                      ==========      ==========

Depreciation expense for the years ended April 30, 2000 and 1999 amounted to $65,222 and $82,697 respectively.

6.   NOTES PAYABLE - OTHER:

Notes payable - other consisted of the following

                                                             2000         1999
                                                             ----         ----

Banco La Capitalizadora Hondurena, S. A
   Interest rates from 27% to 30%, secured by
   second mortgage on fixed assets and a lien on
   inventories of Muebles Wellington Hall, S. A            $141,061     $321,737

Banco de Honduras, S. A
   Interest rates from 27% to 30%, secured by
   inventories and a third mortgage on
   certain machinery and equipment of
   Muebles Wellington Hall, S. A                             77,158     112,2571

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES

Lexington State Bank - Line of Credit Interest
   rate prime plus .75% (9.75% at April 30, 2000),
   secured by substantially all of the Company's
   assets, payable in full June 16, 2000                     240,000          --
                                                           $ 458.210   $ 433,994
                                                           =========   =========

On June 16, 1999, Wellington Hall, Limited refinanced certain of its short-term notes payable to long-term. In accordance with SFAS No. 6, these short-term loans have been classified as long-term on the Company's Consolidated Balance Sheets and are more fully described in Note 7 below.

7.   LONG-TERM DEBT:

Long-term debt consisted of the following:
                                                              2000       1999
                                                              ----       ----
E. Kemm
Interest payable monthly at 1% above prime                 $  25,000   $  25,000
   Interest payable monthly at 1 1/2% above prime
   due in full May 31, 2001                                   55,000

Overseas Private Investment Corporation
   Interest rate 10.00%, payable in quarterly
   installments of $30,969 plus interest through
   April 30, 1998.  Beginning July 31, 1998,
   quarterly installments increase to $61,937
   plus interest with a balloon payment due
   October 1999                                              838,876     826,479

Lexington State Bank
   Interest rate prime plus .75% (9.75% at
   April 30, 2000) payable in monthly
   installments of $19,000 including interest              1,455,505   1,204,617


Lexington State Bank
   Interest rate prime plus .75%                             _______     300,000

                                                           2,374,381   2,356,096
Less, current maturities                                     953,918     969,438

                                                          $1,420,463  $1,386,658
                                                          ==========  ==========

The weighted average interest rate paid E. Kemm amounted to 10.0% for the years ended April 30, 2000 and 1999

E. Kemm is a stockholder and an officer of the Company.

The Overseas Private Investment Corporation loan is secured by a first lien on all real estate and all current and future fixed assets of Muebles Wellington Hall, S. A. and a security interest in the Sales Agreement between Muebles Wellington Hall, S. A. and Wellington Hall Caribbean Corp.

On May 1, 2000, the Company entered into an agreement with OPIC whereby OPIC agrees to forbear from seeking to enforce its rights against the collateral under the loan agreement due to the failure by the Company to make payment of principal and interest in full on October 31, 1999 as required by the loan agreement. In consideration of this forbearance, the Company shall

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES

7.   LONG-TERM DEBT (CONTINUED)

     a) Pledge to OPIC all the shares of Muebles Wellington Hall, S.A. by July 31, 2000.

     b) Make quarterly interest payments at the default rate as specified in the loan agreement.

     c) Exercise its best efforts to sell Muebles Wellington Hall, S.A.. at a price sufficient to repay the OPIC debt, and agrees to cooperate with OPIC or a broker OPIC may identify to assist in the sale.

     At April 30, 2000, the Company had accrued interest at the default rate (an additional 3%) from October 31, 1999 to April 30, 2000 and added this amount to the loan principal.

     The Lexington State Bank loans are secured by a first lien on all assets of Wellington Hall, Limited.

     The projected payments of long-term debt in each of the years subsequent to April 30, 2000 are:

                  Year Ending April 30      Amount

                           2001           $ 953,918

                           2002           1,420,463


8.   STOCK OPTION PLAN:

On February 10, 1997, the Board of Directors approved the Wellington Hall, Limited 1997 Stock Option and Restricted Stock Plan (the Plan). The Plan has a term of ten years, expiring on February 9, 2007. Under the Plan, the Company may grant options or restricted stock awards to key employees, officers, or directors for up to an aggregate of 1,200,000 shares of common stock, with no individual receiving more than 600,000 shares. The price of the shares issued under the Plan is to be determined at the time of the grant, not to be below 100% of the fair market value of the common stock at the time of the grant. The Plan was approved by the stockholders of the Company at the October 1, 1997 annual stockholders' meeting. At April 30, 2000, no options or stock awards had been granted.

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

During the year ended April 30, 2000, the company entered into an agreement with Furniture Classics, Ltd. whereby, in return for certain exclusive rights to market and distribute certain of Furniture classics, Ltd.'s products, the Company has granted common stock warrants to Furniture Classics, Ltd. The agreement provided for the granting of warrants at specific prices ranging from $.27 per share to $.53 per share and expiring on specific dates over the next two fiscal years. Furniture Classics, Ltd exercised its right to purchase 100,000 shares at $.27 per share and 100,000 shares at $.30 per share during the fiscal year ended April 30, 2000. Additionally, as a part of the agreement, the Company agreed to and did appoint one representative from Furniture Classics, Ltd to its Board of Directors.

10.  INCOME TAXES:

At April 30, 2000, Wellington Hall, Limited and Subsidiaries had federal net operating losses of $1,996,724 and state net operating losses of $2,304,497 available to offset future tax liabilities, if any.

Generally, the federal losses may be varied forward for fifteen years and North Carolina losses may be carried forward for five years. Effective for years beginning January 1, 1999, North Carolina laws were amended to increase the number of years a net operating loss may be carried forward to fifteen years. The change applies to losses incurred in tax years beginning on or after January 1, 1993 and limits a loss that is more than fifteen years old to 15% of taxable income before the remaining portion may be carried forward. For years beginning January 1, 2002, the percentage limitation is repealed. Additionally, for losses incurred in 1998 and after, federal net operating losses may be carried forward for twenty years.

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES

10.  INCOME TAXES (CONTINUED)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's deferred tax assets and liabilities are as follows:

                                                             2000        1999
                                                             ----        ----
Deferred tax assets:
Book over tax depreciation                                $   5,509   $  17,411
Book allowance for inventory                                  2,980      30,051
Book allowance for doubtful accounts                         22,145      19,476
Tax over book inventory                                      25,727      33,281

Deferred compensation                                       120,494     111,715

State net operating loss carryforward                       174,900     129,838
Federal net operating loss carryforward                     619,420     543,467
                                                          ---------   ---------
                                                            971,175     885,239

Valuation allowance for deferred tax assets                (844,664)   (764,434)
                                                          ---------   ---------
Net deferred tax assets                                   $ 126,511   $  120,805
                                                          =========   =========

Due to certain conditions, the valuation allowance was increased by $80,230 and $276,150 respectively, during the years ended April 30, 2000 and 1999.

Classification on the Company's Consolidated Balance Sheets is as follows:

                                                             2000        1999
                                                             ----        ----

Current asset                                             $  22,145   $   19,476
Noncurrent asset
                                                           -104,366      101,329
                                                          ---------   ---------

                                                          $ 126,511   $  120,805
                                                          =========   =========

There follows a reconciliation of the income taxes per the income tax returns with the income tax expense (benefit) per the Consolidated Statements of Income:

                                                             2000        1999
                                                             ----        ----

Amounts shown by returns (net)                            $  13,585   $   13,246
Deferred income taxes                                       (5,705)        5,046

                                                          $   7,880   $   18,292
                                                          ---------   ---------

Effective income tax rates                                     9.2%         3.3%
                                                          =========   =========

No provision has been made for U. S. income taxes on unremitted earnings of the foreign subsidiary (approximately $261,057 and $146,638, respectively) at April 30, 2000 and 1999, since it is the present intention of management to indefinitely reinvest these earnings.

The components of income (loss) before income taxes are as follows:

                                                             2000        1999
                                                             ----        ----

Domestic                                                  ($212,704)  ($558,350)
Foreign
                                                                --
                                                            126,667        3,255
                                                          ---------   ---------
                                                          ($86,037)  ($555,095)
                                                          =========   =========

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES

Federal, foreign, and state income tax expense (benefit) consisted of the following:

                                                             2000        1999
                                                             ----        ----

Federal                                                   ($ 4,534)   $    3,317
Foreign                                                         -0-          -0-
State                                                     $  12,414       14,975
                                                          ---------   ---------

                                                          $  7,880    $   18,292
                                                          ---------   ---------

The following schedule reconciles the differences between the U. S. federal income tax rate and the effective tax rate:

                                                             2000        1999
                                                             ----        ----

Tax computed at the U. S. federal rate                        34.0%        34.0%
Deferred income taxes                                     (    5.2)          .6

Nondeductible expenses and benefit of
 domestic net operating loss                              (   34.0)   (    34.0)
State income taxes, net                                        14.4          2.7
                                                          ---------   ---------
                                                               9.2%         3.3%

11.  LEASES:
The Company leases showroom space under a five-year operating lease expiring in April 2004.

The Company also leases office equipment under noncancelable leases expiring in 2000 through 2004.

Net minimum lease payments on the foregoing leases are as follows:

               Years Ending April 30            Amount
               ---------------------            ------



                       2001                  $   68,003

                       2002                      66,308

                       2003                      63,128

                       2004                      61,318

                                             $  258,757

Net lease expenses of the foregoing leases for the years ended April 30, 2000 and 1999 were $108,646 and $98,621, respectively.

12.  CONTINGENT LIABILITIES:

In accordance with the Honduran Labor Code, the Company has the obligation to pay severance compensation to its employees in the event of dismissal under certain specific circumstances. It is the policy of the Company to pay such severance payments in accordance with the Law. At April 30, 2000 and 1999, the estimated contingent liability aggregated approximately $359,897 and $325,352, respectively.

On June 26, 1998, the Board of Directors of Wellington Hall Caribbean Corp. voted to pursue the sale of its Honduran subsidiary, Muebles Wellington Hall, S. A.

13.  EARNINGS PER SHARE:

During the year ended April 30, 1998, Wellington Hall, Limited and Subsidiaries adopted SFAS No. 128, "Earnings Per Share". SFAS No. 128 requires entities to present basic earnings per share computed by dividing income available to common stockholders by the weighted average number of common shares outstanding (3,7814,553 shares in 2000 and 2,315,458 shares in 1999).

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES

As discussed in Note 9 to the consolidated financial statements, the Company has issued common stock warrants allowing the purchase of 500,000 shares at prices ranging from $ .27 to $ .53 per share. Under SFAS No. 128, these warrants would be considered diluted share equivalents if the warrants allowed for the purchase of stock at a price lower than market. The market price of the Company's stock during the period was well below that stated in the warrants, and the warrants are, therefore, considered antidilutive and disregarded for the purposes of computing diluted earnings per share . 14. INCENTIVE PLAN: The Company has an Incentive Plan covering certain officers and key employees who have the greatest opportunities to contribute to current earnings and the future success of the Company's operations. The amount determined under the Incentive Plan is based upon profits of the Company.

On January 1, 1987, the President of the Company executed a new employment contract and forfeited his rights under the Incentive Plan as one of the conditions of the new contract.

15. DEFERRED COMPENSATION AGREEMENT: On May 8, 1987, the Company adopted a Deferred Compensation Agreement with the President of the Company which will provide for the payment of $50,000 per year for 10 years in monthly installments when the President reaches age 62 and retires. The Agreement provides that if he dies before he has received the total payments or if he dies before retirement, then his beneficiary shall receive the benefit balance thereof in monthly installments. In future years, the deferred compensation will be accrued over the remaining term of service by the President on a present value basis. The accruals for the years ended April 30, 2000 and 1999 were $24,000 each year.

At the April 19, 1999 meeting of the Board of Directors, the Board approved an amendment to this Deferred Compensation Agreement. This amendment changes the annual payment under the Agreement to $20,000 per year not to begin prior to May 1, 2000. In exchange for the $30,000 decrease in the annual payment, the President is to receive 1,000,000 shares of the Company's stock. This amendment is to take effect at such time as it is executed by the officers of the Company and its President. At the date of the audit, the Agreement amendment had not yet been executed.

16.  PROFIT SHARING PLAN:

During the year ended April 30, 1987, the Company adopted a combined Profit Sharing and Salary Reduction Plan. The Company contributes 50% of the employee contributions with a 2% maximum Company contribution on each employee's salary. The Plan also has a feature whereby the Directors can set aside certain profits as determined annually by the Directors. The Profit Sharing and Salary Reduction Plans are tax exempt under applicable sections of the Internal Revenue Code. The contributions by the Company for the years ended April 30, 2000 and 1999 were $3,342 and $7,572, respectively.

17.  QUARTERLY FINANCIAL DATA - UNAUDITED:
The following is a summary of the quarterly results of operations for the years ended April 30, 2000 and 1999:

                   Earnings (Loss) Per Share of Common Stock

Quarter                 Net Sales            Gross Profit (Loss)          Net Income  (Loss)       (Basic and Diluted)
Ended            2000          1999           2000          1999          2000          1999          2000      1999
-------------------------------------------------------------------------------------------------------------------------
July 31       $1,489,569    $1,556,520    $  412,459    $  400,925    ($ 11,280)     ($  62,717)     ($  0.02)
October 31     1,264,150     1,351,361       427,356       308,897    (  64,130)     (  183,809)     (   0.02)     (0.08)
January 31     1,420,533     1,376,578       307,332       246,553    (   6,563)     (  204,464)     (   0.05)
April 30       1,221,428     1,436,747       331,937       187,332    (  11,944)     (  122,397)     (   0.06)

             $5,395,680 $    5,721,206    $1,479,084    $1,143,707   ($  93,917)     ($ 573,387)     (   0.02)    ($0.25)
-------------------------------------------------------------------------------------------------------------------------

18.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:
SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires that the Company disclose estimated fair values for its financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES

17.  Quarterly Financial Data - Unaudited: (continued)

Cash:

The carrying amount approximates fair value.

Notes payable - other:

Due to the fact that these are short-term notes payable within one year, the carrying amount approximates fair value.

Long-term debt:

The fair value of long-term debt is estimated based on the current rates the Company could obtain on debt of the same remaining maturities.

The estimated fair values of the Company's financial instruments are as follows:

                                      2000                        1999
                            ------------------------    ------------------------
                             Carrying        Fair        Carrying        Fair
                              Amount        Value         Amount        Value
                            ----------    ----------    ----------    ----------
Cash                        $    4,541    $    4,541    $   49,938    $   49,938
Notes payable - other          458,219       458,219       433,994       433,994
Long-term debt               2,374,381     2,374 381     2,356 096         2,356
096

19.  RELATED PARTY TRANSACTIONS:

During the year ended April 30, 2000, the Company purchased inventory totaling $195,941 from Furniture classics, Ltd., a stockholder whose president also serves on the Company's Board of Directors.

20. GOING CONCERN CONSIDERATIONS: As reflected in the accompanying consolidated financial statements, the Company incurred a $93,917 loss in the year ended April 30, 2000 and a $573,387 loss in the year ended April 30, 1999. The Company's gross profit percentage increased from 20% in the year ended April 30, 1999 to 27% in the year ended April 30, 2000. While this increase is encouraging, the Company's lines of credit and short-term borrowings were at near maximum levels at April 30, 2000 and 1999, and cash balances were very low. A final balloon payment of the remaining principal on the Company's loan with
(OPIC) is due in October 1999 and was not paid.

Management is continuing to develop new product lines with a concentration in higher volume items which should result in lower costs. Management also plans to continue to cut costs at its domestic manufacturing facility and increase production at its foreign manufacturing facility where costs are less. According to its agreement with OPIC, the Company will exercise its best effort to sell Muebles Wellington Hall, S.A.

21.  STATUTORY RESERVE:

According to the Commercial Code of the Republic of Honduras, the statutory reserve must be constituted annually appropriating at least 5% of the periods earnings until it reaches 20% of capital stock. The statutory reserve, which is included in retained earnings, amounted to $23,558 at April 30, 2000 and 1999.

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

                    WELLINGTON HALL, LIMITED AND SUBSIDIARIES

22.  Segment Information: (continued)

Foreign - Muebles Wellington Hall, S. A., a company wholly-owned by Wellington Hall Caribbean Corp., is engaged in the manufacturing of fine furniture and components at its facilities in San Pedro Sula, Honduras. Recently, all of its sales have been to its sole owner.

                              Wholesale            Retail          Foreign
Eliminations Consolidated
Sales revenues      2000      $5,136,771          $258,909         $5,395,680
                    1999       5,506,934           214,272          5,721,206

Affiliated revenues 2000         303,265        $2,035,681        ($2,338,946)
                    1999       1,271,812         2,071,637         (3,343,449)

Depreciation and    2000          29,067            36,155             65,222
 amortization       1999          49,071            55,696            104,767

Interest income     2000             528               528
                    1999          32,082           (31,554)               528
Interest expense    2000         260,617           112,086            372,703
  and other         1999         251,562           183,151            (31,554)
                                 403,159

Income tax expense  2000           7,880             7,880
                    1999          18,292            18,292
Net income          2000        (218,386)            5,291            126,667
                                  (7,489)          (93,917)
                    1999        (328,182)         (182,578)             5,767
                                 (68,394)         (573,387)

Total assets        2000       7,867,563           414,233          1,308,376
                              (4,759,737)        4,830,435
                    1999       7,272,490           261,725          1,325,651
                              (3,761,194)        5,098,672

Capital expenditures 2000         39,809            39,809
                     1999         11,849            11,845


Other Geographic Information - Sales to unaffiliated customers:
                               2000              1999

United States              $ 5,266,440        $ 5,321,467

Japan                          129,240            393,053

Republic of Korea                6,686

                           $ 5,395,680        $ 5,721,206
                           ===========        ===========

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